Exhibit 99.2
KT CORPORATION AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008
AND INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report
English Translation of a Report Originally Issued in Korean
To the Board of Directors and Stockholders of
KT Corporation:
We have audited the accompanying consolidated balance sheets of KT Corporation and subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of income, changes in equity and cash flows for the years then ended (all expressed in Korean won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. However, we did not audit the financial statements for the year ended December 31, 2008 of KT Freetel Co., Ltd. (“KTF”), which statements reflect total assets constituting 30.06% of the consolidated total assets as of December 31, 2008 and total revenues constituting 36.55% of the consolidated operating revenues for the year ended December 31, 2008. Those financial statements were audited by other auditor whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for KTF, is based solely on the report of the other auditor.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007 and 2008, and the results of its operations, the changes in its equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting principles and auditing standards and their application in practice.
March 19, 2009
Notice to Readers
This report is effective as of March 19, 2009, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying consolidated financial statements and may result in modification to the auditors’ report.

KT CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2008

	In millions of Korean won
	2007		2008
ASSETS

CURRENT ASSETS :

Cash and cash equivalents (Notes 2, 17 and 32)	~~W~~	1,384,985	~~W~~	1,890,918
Short-term investment assets (Notes 3, 6 and 17)		460,170		417,138
Accounts receivable—trade, less allowance for doubtful accounts of ~~W~~484,279 million in 2007 and ~~W~~482,242 million in 2008 (Notes 2, 12, 17, 18 and 33)		2,621,035		3,014,687
Loans, less allowance for doubtful accounts of ~~W~~2,887 million in 2007 and ~~W~~4,142 million in 2008 (Notes 2, 5 and 17)		215,945		292,884
Current finance lease receivables, less allowance for doubtful accounts of ~~W~~563 million in 2007 and ~~W~~2,355 million in 2008 (Notes 2, 15 and 30)		78,103		180,954
Accounts receivable—other, less allowance for doubtful accounts of ~~W~~93,561 million in 2007 and ~~W~~109,312 million in 2008 (Notes 2, 12 and 17)		176,317		202,872
Accrued revenues		13,684		21,413
Advance payments		67,272		73,962
Prepaid expenses		54,918		99,214
Prepaid income taxes		1,411		1,518
Guarantee deposits (Note 17)		9,414		1,382
Current derivative instruments assets (Notes 2 and 34)		696		201,709
Current deferred income tax assets (Notes 2 and 27)		259,525		249,941
Inventories (Notes 2, 4 and 30)		299,104		424,841
Other current assets		220		393

Total Current Assets		5,642,799		7,073,826

(Continued)

KT CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2007 AND 2008

	In millions of Korean won
	2007		2008
ASSETS

NON-CURRENT ASSETS :

Available-for-sale securities (Notes 2 and 6)		83,352		74,744
Equity method investment securities (Notes 2 and 7)		234,582		353,347
Held-to-maturity securities (Notes 2 and 6)		244		8,077
Long-term loans to employees		107,675		85,969
Long-term financial instruments (Note 3)		2,864		44
Other investment assets (Note 9)		41,478		23,819
Property and equipment, net (Notes 2, 8, 9, 10, 15 and 30)		15,288,002		15,188,631
Intangible assets, net (Notes 2 and 11)		1,735,323		1,474,238
Leasehold rights and deposits (Notes 2 and 17)		347,217		352,655
Long-term accounts receivable—trade, less allowance for doubtful accounts of ~~W~~10,601 million in 2007 and ~~W~~13,320 million in 2008 (Notes 2, 12 and 18)		144,804		282,162
Long-term loans, less allowance for doubtful accounts of ~~W~~3,028 million in 2007 and ~~W~~7,734 million in 2008 (Notes 2 and 5)		145,967		253,445
Non-current finance lease receivables, less allowance for doubtful accounts of ~~W~~860 million in 2007 and ~~W~~3,642 million in 2008 (Notes 2, 15 and 30)		137,827		290,799
Non-current deferred income tax assets (Notes 2 and 27)		91,429		235,514
Long-term accounts receivable—other (Notes 2 and 12)		36,171		17,260
Non-current derivative instruments assets (Notes 2 and 34)		3,681		302,689
Other non-current assets		83,470		121,385

Total Non-current Assets		18,484,086		19,064,778

TOTAL ASSETS	~~W~~	24,126,885	~~W~~	26,138,604

(Continued)

KT CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2007 AND 2008

	In millions of Korean won
	2007		2008
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES :
Accounts payable—trade (Notes 12, 17 and 18)	~~W~~	1,020,487	~~W~~	833,818
Short-term borrowings (Note 17)		225,970		274,306
Accounts payable—other (Notes 12, 15, 17 and 18)		1,441,686		1,475,873
Advance receipts		87,442		119,356
Withholdings (Note 17)		200,744		228,517
Accrued expenses (Notes 17 and 18)		483,596		528,004
Income taxes payable (Note 2)		303,096		151,794
Current portion of bonds and long-term borrowings (Notes 2, 12, 13 and 17)		1,019,802		1,439,960
Unearned revenue		7,807		9,170
Key money deposits (Notes 17 and 18)		101,360		127,689
Current derivative instruments liabilities (Notes 2 and 34)		132,325		13,619
Current accrued provisions (Notes 2 and 14)		47,417		38,815
Other current liabilities		6,889		107

Total Current Liabilities		5,078,621		5,241,028

NON-CURRENT LIABILITIES :
Bonds (Notes 2, 13 and 17)		5,842,827		7,662,663
Long-term borrowings in Korean won (Notes 2, 12 and 13)		110,935		146,813
Long-term borrowings in foreign currency (Notes 2, 13 and 17)		19,709		137,249
Provisions for severance indemnities (Note 2)		514,991		507,819
Refundable deposits for telephone installation (Note 16)		840,962		781,525
Long-term accounts payable—trade (Note 12)		—		16,856
Long-term accounts payable—other (Notes 2, 12 and 15)		469,255		317,101
Long-term deposits received		42,257		93,800
Non-current accrued provisions (Notes 2 and 14)		25,420		85,146
Non-current deferred income tax liabilities (Notes 2 and 27)		1,896		2,734
Non-current derivative instruments liabilities (Notes 2 and 34)		—		6,777
Other non-current liabilities		42,246		51,195

Total Non-current Liabilities		7,910,498		9,809,678

Total Liabilities		12,989,119		15,050,706

(Continued)

KT CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2007 AND 2008

	In millions of Korean won
	2007		2008
LIABILITIES AND STOCKHOLDERS’ EQUITY

EQUITY :

Common Stock (Notes 1 and 19)		1,560,998		1,560,998

Capital Surplus :
Additional paid-in capital		1,440,258		1,440,258
Other capital surplus		519		375

Total Capital Surplus		1,440,777		1,440,633

Capital Adjustments :
Treasury stock (Note 23)		(3,825,688)		(3,824,881)
Stock options (Notes 2 and 22)		8,880		8,880
Other share-based payments (Notes 2 and 22)		1,022		1,420
Other capital adjustments		(168,143)		(180,155)

Total Capital Adjustments		(3,983,929)		(3,994,736)

Accumulated Other Comprehensive Income (Note 21) :
Gain on translation of foreign operations (Note 2)		2,471		11,083
Loss on translation of foreign operations (Note 2)		(13,195)		(4,887)
Unrealized gain on valuation of available-for-sale securities (Notes 2 and 6)		10,644		4,813
Unrealized loss on valuation of available-for-sale securities (Notes 2 and 6)		—		(4,345)
Unrealized gain on valuation of derivatives (Notes 2 and 34)		2,024		11,136
Unrealized loss on valuation of derivatives (Notes 2 and 34)		—		(13,710)
Increase in equity of associates (Notes 2 and 7)		2,766		10,369
Decrease in equity of associates (Notes 2 and 7)		(4,568)		(3,580)

Total Accumulated Other Comprehensive Income		142		10,879

Retained earnings		9,843,775		9,814,115

Equity attributable to equity holders of the parent		8,861,763		8,831,889

Minority Interest		2,276,003		2,256,009

Total Stockholders’ Equity		11,137,766		11,087,898

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	24,126,885	~~W~~	26,138,604

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

	In millions of Korean won
	2007		2008

OPERATING REVENUES (Notes 2, 18, 24, 25 and 35)	~~W~~	18,660,082	~~W~~	19,644,543

OPERATING EXPENSES (Notes 2, 18, 26, 35 and 36)		16,914,741		18,216,781

OPERATING INCOME		1,745,341		1,427,762

NON-OPERATING REVENUES :
Interest income		155,862		151,563
Dividend income		583		1,060
Foreign currency transaction gain		7,508		67,475
Foreign currency translation gain (Note 2)		8,626		40,668
Equity in income of associates (Notes 2 and 7)		24,285		16,061
Gain on breach of contracts		1,821		1,555
Gain on disposal of useless materials		25,328		—
Gain on disposal of short-term investment assets		2,094		446
Gain on valuation of short-term investment assets		1,085		537
Gain on disposal of available-for-sale securities (Note 6)		9,664		3,996
Reversal of impairment losses of available-for-sale securities (Note 2)		76		—
Gain on disposal of equity method investment securities		1,832		1
Gain on disposal of property and equipment		29,459		5,391
Gain on disposal of intangible assets		221		1,000
Reversal of accrued provisions (Note 14)		50,945		4,069
Amortization of negative goodwill (Notes 2 and 11)		518		65
Gain on settlement of derivatives (Note 2)		9,778		17,183
Gain on valuation of derivatives (Notes 2 and 34)		40,140		650,680
Other non-operating revenues		118,157		92,157

Total Non-operating Revenues		487,982		1,053,907

(Continued)

KT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

	In millions of Korean won
	2007		2008
NON-OPERATING EXPENSES :
Interest expense		466,461		481,629
Other bad debt expense (Note 2)		4,473		22,355
Foreign currency transaction loss		13,064		63,422
Foreign currency translation loss (Note 2)		15,819		802,452
Equity in loss of associates (Notes 2 and 7)		8,407		28,386
Loss on disposal of equity method investment securities		549		137
Loss on impairment of equity method investment securities (Notes 2 and 7)		—		2,654
Donations		89,563		79,544
Loss on disposal of short-term investment assets		—		1,004
Loss on valuation of short-term investment assets		—		1,841
Loss on disposal of available-for-sale securities (Note 6)		828		250
Loss on impairment of available-for-sale securities (Notes 2 and 6)		1,809		3,826
Loss on impairment of investment assets		6,855		2,677
Loss on disposal of property and equipment		94,775		94,308
Loss on impairment of property and equipment (Notes 2 and 8)		7,990		20,676
Loss on disposal of intangible assets		535		1,653
Loss on impairment of intangible assets (Notes 2 and 11)		9,178		17,435
Loss on disposal of accounts receivable—trade		492		582
Loss on settlement of derivatives (Note 2)		11,381		9,665
Loss on valuation of derivatives (Notes 2 and 34)		15,542		10,936
Other non-operating expenses		37,839		155,088

Total Non-operating Expenses		785,560		1,800,520

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE		1,447,763		681,149

INCOME TAX EXPENSE ON CONTINUING OPERATIONS (Note 27)		356,799		167,859

NEWLY INCLUDED SUBSIDIARY’S NET LOSS BEFORE ACQUISITION		5,810		—

INCOME FROM CONTINUING OPERATIONS		1,096,774		513,290

INCOME FROM DISCONTINUING OPERATIONS (Note 28)		74,204		—

NET INCOME	~~W~~	1,170,978	~~W~~	513,290

Attributable to :
EQUITY HOLDERS OF THE PARENT	~~W~~	1,056,227	~~W~~	449,810
MINORITY INTERESTS		114,751		63,480

	~~W~~	1,170,978	~~W~~	513,290

NET INCOME PER SHARE (Note 29)(*)

Basic income per share from continuing operations (in Korean won)	~~W~~	4,754	~~W~~	2,217

Basic net income per share (in Korean won)	~~W~~	5,112	~~W~~	2,217

Diluted income per share from continuing operations (in Korean won)	~~W~~	4,754	~~W~~	2,217

Diluted net income per share (in Korean won)	~~W~~	5,112	~~W~~	2,217

(*)Income per share attributable to the equity holders of the parent
See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

						Other
	Common		Capital		Capital	comprehensive		Retained		Minority
(In millions of Korean won)	stock		surplus		adjustments	Income (loss)		earnings		interests		Total

Balance as of January 1, 2007 (as reported)	~~W~~	1,560,998	~~W~~	1,292,475	(~~W~~3,817,717)	(~~W~~	5,772)	~~W~~	9,400,068	~~W~~	2,267,252	~~W~~	10,697,304
Cumulative effect of changes in accounting policies		—		148,435	(148,435)		—		—		—		—

As restated		1,560,998		1,440,910	(3,966,152)		(5,772)		9,400,068		2,267,252		10,697,304
Dividends		—		—	—		—		(416,191)		(56,583)		(472,774)

Retained earnings after appropriations		—		—	—		—		8,983,877		2,210,669		10,224,530
Net income for the year		—		—	—		—		1,056,227		114,751		1,170,978
Acquisition of treasury stock		—		—	(196,329)		—		—		—		(196,329)
Disposal of treasury stock		—		—	884		—		—		—		884
Retirement of treasury stock		—		—	196,329		—		(196,329)		—		—
Offset of loss on disposal of treasury stock		—		(133)	—		—		—		—		(133)
Acquisition of subsidiaries’ stock		—		—	(1,152)		—		—		(365)		(1,517)
Increase in subsidiaries’ capital stock		—		—	212		—		—		1,916		2,128
Acquisition of subsidiaries’ treasury stock		—		—	(392)		—		—		(620)		(1,012)
Appropriation of subsidiaries’ treasury stock		—		—	(14,489)		—		—		(79,582)		(94,071)
Changes in consolidated entities		—		—	(3,302)		(20,688)		—		25,096		1,106
Stock options		—		—	25		—		—		—		25
Other share-based payment		—		—	1,022		—		—		—		1,022
Other capital adjustments		—		—	(585)		—		—		(687)		(1,272)
Gain on translation of foreign operations		—		—	—		55		—		—		55
Loss on translation of foreign operations		—		—	—		19,240		—		2,896		22,136
Unrealized gain on valuation of available-for-sale securities		—		—	—		2,496		—		1,668		4,164
Unrealized gain on valuation of derivatives		—		—	—		2,024		—		—		2,024
Increase in equity of associates		—		—	—		(975)		—		261		(714)
Decrease in equity of associates		—		—	—		3,762		—		—		3,762

Balance as of December 31, 2007	~~W~~	1,560,998	~~W~~	1,440,777	(~~W~~3,983,929)	~~W~~	142	~~W~~	9,843,775	~~W~~	2,276,003	~~W~~	11,137,766

(Continued)

KT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

						Other
	Common		Capital		Capital	comprehensive		Retained		Minority
(In millions of Korean won)	stock		surplus		adjustments	Income (loss)		earnings		interests		Total

Balance as of January 1, 2008 (as reported)	~~W~~	1,560,998	~~W~~	1,272,634	(~~W~~3,815,786)	~~W~~	142	~~W~~	9,843,775	~~W~~	2,276,003	~~W~~	11,137,766
Cumulative effect of changes in accounting policies (Note 2)		—		168,143	(168,143)		—		1,711		2,141		3,852

As restated		1,560,998		1,440,777	(3,983,929)		142		9,845,486		2,278,144		11,141,618
Dividends		—		—	—		—		(407,374)		(1,896)		(409,270)

Retained earnings after appropriations		—		—	—		—		9,438,112		2,276,248		10,732,348
Net income for the year		—		—	—		—		449,810		63,480		513,290
Acquisition of treasury stock		—		—	(73,807)		—		—		—		(73,807)
Disposal of treasury stock		—		—	807		—		—		—		807
Retirement of treasury stock		—		—	73,807		—		(73,807)		—		—
Offset of loss on disposal of treasury stock		—		(144)	—		—		—		—		(144)
Acquisition of subsidiaries’ stock		—		—	(944)		—		—		(210)		(1,154)
Increase in subsidiaries’ capital stock		—		—	2,439		—		—		13,428		15,867
Acquisition of subsidiaries’ treasury stock		—		—	158		—		—		140		298
Appropriation of subsidiaries’ treasury stock		—		—	(14,651)		—		—		(112,298)		(126,949)
Changes in consolidated entities		—		—	—		—		—		14,964		14,964
Other share-based payment		—		—	398		—		—		—		398
Other capital adjustments		—		—	986		—		—		221		1,207
Gain on translation of foreign operations		—		—	—		8,612		—		4,947		13,559
Loss on translation of foreign operations		—		—	—		8,308		—		3,471		11,779
Unrealized gain on valuation of available-for-sale securities		—		—	—		(5,831)		—		(3,108)		(8,939)
Unrealized loss on valuation of available-for-sale securities		—		—	—		(4,345)		—		(3,200)		(7,545)
Unrealized gain on valuation of derivatives		—		—	—		9,112		—		262		9,374
Unrealized loss on valuation of derivatives		—		—	—		(13,710)		—		(4,660)		(18,370)
Increase in equity of associates		—		—	—		7,603		—		2,351		9,954
Decrease in equity of associates		—		—	—		988		—		(27)		961

Balance as of December 31, 2008	~~W~~	1,560,998	~~W~~	1,440,633	(~~W~~3,994,736)	~~W~~	10,879	~~W~~	9,814,115	~~W~~	2,256,009	~~W~~	11,087,898

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

	In millions of Korean won
	2007		2008
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income	~~W~~	1,170,978	~~W~~	513,290

Expenses not involving cash payments :
Share-based payment		1,239		1,922
Accrued severance indemnities		359,473		362,342
Depreciation		3,225,887		3,264,291
Amortization		430,623		438,544
Provision for doubtful accounts		69,790		150,583
Interest expense		27,942		45,581
Other bad debt expense		3,539		22,355
Foreign currency translation loss		15,810		801,357
Equity in loss of associates		6,268		28,386
Loss on disposal of equity method investment securities		549		137
Loss on impairment of equity method investment securities		—		2,654
Loss on disposal of short-term investment assets		—		1,004
Loss on valuation of short-term investment assets		—		1,841
Loss on disposal of available-for-sale securities		603		250
Loss on impairment of available-for-sale securities		1,809		3,826
Loss on impairment of investment assets		139		2,677
Loss on disposal of property and equipment		94,604		94,308
Loss on impairment of property and equipment		7,990		20,676
Loss on disposal of intangible assets		535		1,653
Loss on impairment of intangible assets		8,957		17,435
Loss on valuation of derivatives		15,542		10,936
Other non-operating expenses		15,943		16,935

Sub-total		4,287,242		5,289,693

Income not involving cash receipts :
Interest income		6,380		20,964
Foreign currency translation gain		8,279		40,490
Equity in income of associates		24,250		16,061
Gain on disposal of short-term investment assets		2,052		446
Gain on valuation of short-term investment assets		1,085		537
Gain on disposal of available-for-sale securities		9,479		3,996
Reversal of impairment losses of available-for-sale securities		76		—
Gain on disposal of equity method investment securities		1,832		1
Gain on disposal of property and equipment		29,382		5,391
Gain on disposal of intangible assets		221		1,000
Amortization of negative goodwill		518		65
Gain on valuation of derivatives		40,140		650,680
Other non-operating revenues		4,373		2,780

Sub-total		(128,067)		(742,411)

(Continued)

KT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

	In millions of Korean won
	2007	2008
Changes in assets and liabilities related to operating activities:
Accounts receivable—trade	(463,325)	(367,263)
Loans	(228,022)	(71,188)
Current finance lease receivables	75,577	78,103
Accounts receivable—other	123,167	20,460
Accrued revenues	(2,538)	(7,676)
Advance payments	(25,946)	(6,919)
Prepaid expenses	(12,522)	(44,282)
Prepaid income taxes	(223)	(107)
Guarantee deposits	(7,195)	8,026
Derivative instruments, net	(3,381)	166
Deferred income tax, net	(45,506)	(126,811)
Other current assets	(77)	(173)
Inventories	(65,106)	(131,305)
Leasehold rights and deposits	(36,349)	(3,804)
Long-term accounts receivable—trade	97,729	(253,257)
Long-term loans	(7,326)	(113,229)
Non-current finance lease receivables	(109,895)	(299,257)
Long-term accounts receivable—other	(26,910)	(8,146)
Other non-current assets	(8,778)	(19,536)
Accounts payable—trade	239,238	(262,733)
Accounts payable—other	(242,595)	(160,717)
Advance receipts	(30,293)	31,905
Withholdings	25,650	26,901
Accrued expenses	67,302	44,402
Income taxes payable	(86,281)	(152,286)
Unearned revenue	2,512	1,363
Key money deposits	4,049	77,868
Accrued provisions	(29,931)	18,500
Other current liabilities	(1,143)	(6,782)
Payment of severance indemnities	(103,955)	(220,800)
Deposits for severance indemnities	(132,471)	(148,848)
Contribution to National Pension Fund	(51)	122
Refundable deposits for telephone installation	(66,145)	(59,437)
Long-term accounts payable—trade	—	30,794
Long-term accounts payable—other	—	(24,833)
Other non-current liabilities	35,153	8,949

Sub-total	(1,065,587)	(2,141,830)

Net Cash Provided by Operating Activities	4,264,566	2,918,742

(Continued)

KT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

	In millions of Korean won
	2007	2008
CASH FLOWS FROM INVESTING ACTIVITIES :
Cash inflows from investing activities :
Decrease in short-term investment assets	182,501	544,946
Disposal of available-for-sale securities	1,183,121	614,822
Decrease in equity method investment securities	10,807	1,047
Disposal of equity method investment securities	—	1,580
Collection of held-to-maturity securities	252	65
Collection of long-term loans to employees	25,736	10,001
Disposal of long-term financial instruments	—	2,819
Decrease in other investment assets	3,480	5,630
Disposal of land	15,246	9,222
Disposal of buildings	4,791	17,650
Disposal of structures	17	4,674
Disposal of machinery	68,889	4,665
Disposal of vehicles	16,536	665
Disposal of other property and equipment	13,978	19,463
Disposal of construction-in-progress	10	26
Increase of contribution for construction	76,625	74,228
Disposal of intangible assets	706	17,013

Sub-total	1,602,695	1,328,516

Cash outflows for investing activities :
Acquisition of short-term investment assets	61,397	343,115
Acquisition of available-for-sale securities	989,112	714,831
Acquisition of equity method investment securities	7,220	123,371
Acquisition of assets and liabilities of consolidated subsidiaries	124,384	55,655
Acquisition of held-to-maturity securities	5	13,988
Increase in long-term loans to employees	25,451	50,421
Increase in long-term financial instruments	18	11
Increase in other investment assets	19,826	6,245
Acquisition of land	1,424	225
Acquisition of buildings	3,398	38,787
Acquisition of structures	122	482
Acquisition of machinery	65,188	67,543
Acquisition of vehicles	990	33,161
Acquisition of other property and equipment	258,167	134,534
Acquisition of construction-in-progress	3,306,356	3,087,737
Acquisition of intangible assets	188,995	189,772

Sub-total	(5,052,053)	(4,859,878)

Net Cash Used in Investing Activities	(3,449,358)	(3,531,362)

(Continued)

KT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

	In millions of Korean won
	2007		2008
CASH FLOWS FROM FINANCING ACTIVITIES :
Cash inflows from financing activities :
Increase in short-term borrowings		49,601		455,117
Issuance of bonds		777,981		2,405,577
Increase in long-term borrowings		100,104		1,374,480
Inflows from capital transactions of consolidated entities		2,128		7,951

Sub-total		929,814		4,243,125

Cash outflows for financing activities :
Repayment of short-term borrowings		—		412,579
Payment of accounts payable—other		118,470		29,764
Repayment of current portion of bonds and long-term borrowings		1,353,689		2,146,790
Repayment of long-term borrowings		132		697
Repayment of bonds		5,000		—
Payment of dividends		472,774		409,270
Acquisition of treasury stock		196,329		73,807
Outflows from capital transactions of consolidated entities		151,666		118,868

Sub-total		(2,298,060)		(3,191,775)

Net Cash Provided by (Used in) Financing Activities		(1,368,246)		1,051,350

EFFECT OF CHANGES IN CONSOLIDATED ENTITIES		108,992		48,482

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		462		18,721

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(443,584)		505,933

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		1,828,569		1,384,985

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	~~W~~	1,384,985	~~W~~	1,890,918

See accompanying notes to consolidated financial statements

KT CORPORATION AND SUBSIDIAIRIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS
a.	Parent

KT Corporation (“KT”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunication business and improvement of telecommunication technology under the Korea Telecom Act.

Upon the announcements of the Government-Invested Enterprises Management Basic Act and the Privatization Law, as of October 1, 1997, KT became a government invested institution regulated by the Korean Commercial Code and KT’s shares were listed on the Korea Exchange (formerly, “Korea Stock Exchange”) on December 23, 1998. KT issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”), representing these new shares and government-owned shares on the New York Stock Exchange and the London Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

In 2002, KT acquired its 60,294,575 government-owned shares according to the government’s privatization plan for government-owned companies and there is no government-owned share as of December 31, 2008.

KT’s shares as of December 31, 2008 are owned as follows:

		Ownership
	Number of shares	percentage (%)

Employee Stock Ownership Association	13,184,421	4.82%
National Pension Service	15,555,428	5.69%
Others	173,295,447	63.35%
Treasury stock	71,500,404	26.14%

Total	273,535,700	100.00%

Prior to 1991, KT was the only telecommunication service provider in Korea. Since then, several new providers have entered the markets, as licensed by the MIC; an international call service by LG Dacom, the second telecommunication service provider, in December 1991, and local call service by SK Broadband, the second local call provider, in 1999. Onse Telecom also entered a long-distance call service after its international call service. The entry of these new providers into the markets resulted in severe competition in fixed-line telephone services and high speed internet services in which large growth is not expected in the future. In order to develop new business areas, KT commercialized the Wireless Broadband Internet (“WiBro”) service in 2006 and launched new products such as mixed products which combine certain previous services and Internet Contests On Demand (“ICOD”) services under the new brand name “MegaTV” in 2007.

b.	Consolidated Subsidiaries

The consolidated financial statements included the subsidiaries of which KT is the largest stockholder with more than 30% of ownership interests. The consolidated subsidiaries as of December 31, 2008 are as follows:

		Year of
	Year of	obtaining			Financial
Subsidiary	incorporation	control	Primary business	Location	year end

KT Powertel Co., Ltd. (“KTP”)	1985	1985	Trunk radio system business	Korea	Dec.31
KT Networks Corporation (“KTN”)	1986	1986	Group telephone management	Korea	Dec.31
KT Linkus Co., Ltd. (“KTL”)	1988	1988	Public telephone maintenance	Korea	Dec.31
KT Hitel Co., Ltd. (“KTH”)	1991	1992	Data communication	Korea	Dec.31
KT Submarine Co., Ltd. (“KTSC”)	1995	1995	Submarine cable construction and maintenance	Korea	Dec.31
KT Freetel Co., Ltd. (“KTF”)	1997	1997	PCS business	Korea	Dec.31
KT Commerce Inc. (“KTC”)	2002	2002	B2C, B2B service	Korea	Dec.31
KTF Technologies Inc. (“KTFT”)	2001	2002	PCS handset development	Korea	Dec.31
KT Internal Venture Fund No.2	2003	2003	Investment fund	Korea	Feb.28
KTF M Hows Co., Ltd. (“KTF M Hows”)	2004	2004	Mobile marketing	Korea	Dec.31
KT Rental Co., Ltd. (“KTR”)	2005	2005	Rental service	Korea	Dec.31
Sidus FNH Corporation (“Sidus FNH”)	2005	2005	Movie production	Korea	Dec.31
Sidus FNH Benex Cinema Investment Fund	2006	2006	Movie investment fund	Korea	Dec.31
KT Capital Co., Ltd. (“KT Capital”)	2006	2006	Financing service	Korea	Dec.31

Telecop Service Co., Ltd. (“TSC”)	2006	2006	Security service	Korea	Dec.31
Olive Nine Co., Ltd. (“Olive Nine”)	1999	2006	Broad casting production	Korea	Dec.31
KTF M&S Co., Ltd. (“KTF M&S”)	2007	2007	PCS distribution	Korea	Dec.31

KT FDS Co., Ltd. (“KT FDS”)	1990	2007	Software development and system integration	Korea	Dec.31
KTF Music Corporation (“KTF Music” formerly, Bluecord Technology Co., Ltd.)	1991	2007	Semiconductor and telecommunication equipment manufacture	Korea	Dec.31

Doremi Media Co., Ltd. (“Doremi Media”)	1997	2007	Recording device (magneto-optical disk) and music disc manufacture	Korea	Dec.31
Nasmedia, Inc. (“Nasmedia”)	2000	2008	Online advertisement	Korea	Dec.31
Sofnics, Inc.(“Sofnics”)	2008	2008	Software development and sales	Korea	Dec.31
JungBoPremiumEdu Co., Ltd. (“JB Edu”)	2008	2008	Online education business	Korea	Dec.31
KT New Business Fund No. 1	2008	2008	Investment fund	Korea	Dec.31
KT DataSystems Co., Ltd. (“KTDS”)	2008	2008	System integration and maintenance	Korea	Dec.31
Korea Telecom America, Inc. (“KTAI”)	1993	1993	Foreign telecommunication business	America	Dec.31
New Telephone Company, Inc. (“NTC”)	1993	1998	Foreign telecommunication business	Russia	Dec.31
Korea Telecom Japan Co., Ltd. (“KTJ”)	1999	1999	Foreign telecommunication business	Japan	Dec.31
Korea Telecom China Co., Ltd. (“KTCC”)	2003	2003	Foreign telecommunication business	China	Dec.31
PT. KTF Indonesia	2005	2005	Foreign telecommunication business	Indonesia	Dec.31
Super iMax	2007	2007	Wireless high speed internet business	Uzbekistan	Dec.31
East Telecom	2003	2007	Fixed line telecommunication business	Uzbekistan	Dec.31
KTSC Investment Management B.V.	2007	2007	Management of investment in Super iMax and East Telecom	Netherlands	Dec.31

Details of investments in subsidiaries as of December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007			2008
	Number of		Ownership	Number of		Ownership
Subsidiary	shares	Net asset	percentage (%)	shares	Net asset	percentage (%)

KTP	7,771,418	64,304	44.9%	7,771,418	70,514	44.9%
KTN	2,000,000	52,794	100.0%	2,000,000	57,020	100.0%
KTL	2,941,668	8,603	93.8%	2,941,668	598	93.8%
KTH	22,750,000	173,003	65.9%	22,750,000	179,672	65.9%
KTSC	1,617,000	59,304	36.9%	1,617,000	55,980	36.9%
KTF (Note 1)	102,129,938	4,339,440	53.0%	102,129,938	4,365,849	54.3%
KTC (Note 2)	1,400,000	6,864	100.0%	1,400,000	7,897	100.0%
KTFT	1,090,962	53,876	74.9%	1,090,962	25,098	74.9%
KT Internal Venture Fund No.2	5,000	5,518	94.3%	5,000	5,516	94.3%
KTF M Hows (Note 3)	510,000	5,969	51.0%	510,000	6,273	51.0%
KTR	6,800,000	48,315	100.0%	6,800,000	54,872	100.0%
Sidus FNH (Note 4)	2,297,000	17,571	51.0%	2,297,000	13,490	51.0%
Sidus FNH Benex Cinema Investment Fund (Note 5)	130	29,892	43.3%	130	24,243	43.3%
KT Capital (Note 6)	20,200,000	100,042	100.0%	20,200,000	103,199	100.0%
TSC (Note 7)	4,644,376	11,524	93.8%	5,850,455	26,445	90.1%
Olive Nine (Note 8)	8,750,000	19,150	19.2%	9,250,000	14,213	19.5%
KTF M&S (Note 9)	4,000,000	82,226	100.0%	4,000,000	33,103	100.0%
KT FDS	400,000	2,452	100.0%	400,000	160	100.0%
KTF Music (formerly, Bluecord Technology Co., Ltd.) (Note 10)	8,326,507	23,579	35.3%	8,326,507	20,678	35.3%
Doremi Media (Note 11)	321,211	4,059	64.2%	321,211	4,054	64.2%
Nasmedia (Note 12)	—	—	—	1,767,516	26,138	50.0%
Sofnics (Note 13)	—	—	—	120,000	719	60.0%
JB Edu (Note 14)	—	—	—	240,000	4,224	54.6%
KT New Business Fund No. 1 (Note 15)	—	—	—	110	11,230	100.0%
KTDS (Note 16)	—	—	—	2,400,000	12,527	100.0%
KTAI	6,000	2,937	100.0%	6,000	4,236	100.0%
NTC	5,309,189	156,728	80.0%	5,309,189	208,736	80.0%
KTJ	12,856	830	100.0%	12,856	3,615	100.0%
KTCC	—	947	100.0%	—	1,999	100.0%
PT. KTF Indonesia (Note 17)	198,000	476	99.0%	198,000	141	99.0%
Super iMax (Note 18)	—	1	60.0%	—	10,182	100.0%
East Telecom (Note 18)	—	20,075	51.0%	—	30,354	85.0%
KTSC Investment Management B.V. (Note 18)	108	24	60.0%	82,614	59,645	60.0%

(Note 1)	KTF purchased 4,448,000 shares of treasury stock for retirement by a charge against its retained earnings. As a result, the Company’s equity ownership interest in KTF increased from 53.0% to 54.3% as of December 31, 2008.

(Note 2)	KTC is owned 19.0% by KT and 81.0% by KTH, respectively.

(Note 3)	KTF M Hows is owned 51.0% by KTF.

(Note 4)	Sidus FNH is owned 35.7% by KT and 15.3% by KTF, respectively.

(Note 5)	Sidus FNH Benex Cinema Investment Fund is owned 13.3% by KT, 6.7% by KTF, 3.3% by KTH and 20.0% by Sidus FNH, respectively.

(Note 6)	On December 1, 2006, KTR was spun off into KTR and KT Capital.

(Note 7)	During the year ended December 31, 2008, TSC, which was spun off from the KTL on November 14, 2006, issued new shares and accordingly, KT’s ownership interest in TSC has decreased from 93.8% to 90.1% as of December 31, 2008.

(Note 8)	As KT holds rights to appoint the majority of the members of the board of directors of Olive Nine, it is determined that Olive Nine is controlled by KT and included in the consolidated subsidiaries. In addition, KT’s ownership interest in Olive Nine increased from 19.2% to 19.5% at December 31, 2008 according to the conversion of convertible bonds and purchase of additional shares.

(Note 9)	KTF M&S is owned 100.0% by KTF.

(Note 10)	KTF Music (formerly, Bluecord Technology Co., Ltd.) is owned 35.3% by KTF.

(Note 11)	Doremi Media is owned 64.2% by KTF Music (formerly, Bluecord Technology Co., Ltd.).

(Note 12)	During the year ended December 31, 2008, KT obtained 50.0% ownership interest plus one share of Nasmedia for ~~W~~26,055 million.

(Note 13)	During the year ended December 31, 2008, KT obtained 60.0% ownership interest of Sofnics for ~~W~~600 million.

(Note 14)	During the year ended December 31, 2008, KT obtained 54.6% ownership interest of JB Edu for ~~W~~6,000 million.

(Note 15)	During the year ended December 31, 2008, KT and KT Capital obtained 90.9% and 9.1% ownership interests for ~~W~~10,000 million and ~~W~~1,000 million, respectively, of KT New Business Fund No. 1, respectively.

(Note 16)	During the year ended December 31, 2008, KT and KTF obtained 80.0% and 20.0% ownership interests for ~~W~~9,600 million and ~~W~~2,400 million of KTDS, respectively.

(Note 17)	PT. KTF Indonesia is owned 99.0% by KTF.

(Note 18)	During the year ended December 31, 2008, KT additionally invested in KTSC Investment Management B.V. cash of ~~W~~15,009 million and in-kind contribution of ~~W~~15,836 million which consists of the shares of Super iMax and East Telecom totaling ~~W~~1,321 million and ~~W~~14,515 million, respectively, together with other stockholder on a proportionate basis. As a result, KTSC Investment Management B.V. obtained 100.0% ownership interest of Super iMax and 85.0% ownership interest of East Telecom, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.	Basis of Financial Statement Presentation

KT and its domestic subsidiaries maintain their official accounting records in Korean won and prepare statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by KT and subsidiaries (the “Company”) that conform to financial accounting standards and accounting principles in the Republic of Korea may not conform to generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in equity or cash flows, is not presented in the accompanying consolidated financial statements.

The accompanying consolidated financial statements were authorized by KT’s management on March 16, 2009.

b.	Adoption of Statements of Korea Accounting Standards (“SKAS”)

Through December 31, 2008, Korea Accounting Institute and Financial Supervisory Service have issued and revised various Korea accounting standards and the following is a summary of major changes, which are newly adopted by the Company.

Accounting Standards		Key Requirements
SKAS No. 25	“Consolidated Financial Statements”	●	If negative consolidated capital surplus is incurred, it is first charged to related consolidated capital surplus, and remaining amount is recorded as a consolidated capital adjustment.

Opinion on Application of Accounting Standards 06-2, “Accounting for Recognition of Deferred Tax Related to Investments on a Subsidiary”		●	Temporary differences related to investments in subsidiary, equity method investee or joint venture are not classified by origin but are treated as a lump-sum difference in considering whether to recognize deferred tax assets or liabilities. However, temporary differences arising from certain transactions under SKAS No. 16, such as elimination of inter-company transactions through equity method, shall be separately treated in the same way as they are recognized in the consolidated financial statements.
As a result of the adoption of the accounting standards, the Company’s total assets at the beginning of 2008 and as of December 31, 2008 increased by ~~W~~3,852 million and ~~W~~7,933 million, respectively, and net income for the year ended December 31, 2008 increased by ~~W~~2,196 million, even though there was no impact on the net income for the year ended December 31, 2007.

c.	Cash and Cash Equivalents

Cash and cash equivalents includes cash, substitute securities including checks issued by others, and checking accounts, ordinary deposits and financial instruments, which can be easily converted into cash and whose value changes due to changes in interest rates are not material, with maturities (or date of redemption) of three months or less upon acquisition.

d.	Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided to cover estimated losses on receivables (account receivable—trade, account receivable—other, loans and other), based on collection experience and analysis of the collectability of individual outstanding receivables.

e.	Inventories

Inventories, which consist mainly of supplies for telecommunication facilities and PCS handsets for sales, are stated at the acquisition cost, with cost determined using the moving average method, except for goods-in-transit and land for construction for which cost are determined using the specific identification method. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. When the market value of inventories (net realizable value for merchandise and current replacement cost for supplies) is less than the carrying value, carrying value is stated at the lower of cost or market. The lower of cost or market method is applied by group of inventories and loss on inventory valuation is presented as a deductive item from inventories and charged to operating expenses. However, when the circumstances that previously caused inventories to be written down below cost no longer exist and the new market value of inventories subsequently recovers, the valuation loss is reversed to the extent of the original valuation loss and the reversal is deducted from operating expenses.

f.	Securities (excluding the equity method investment securities)

Debt and equity securities are initially stated at the market value of consideration given for acquisition (market value of securities acquired if market value of consideration given is not available) plus incidental costs attributable to the acquisition of the securities and are classified into trading, available-for-sale, and held-to-maturity securities depending on the purpose and nature of acquisition. Trading securities are presented as short-term investments while available-for-sale securities and held-to-maturity securities are presented as short-term investments or long-term investment securities depending on their nature in the balance sheet. The moving average method for equity securities and the specific identification method for debt securities are used to determine the cost of securities for the calculation of gain (loss) on disposal of those securities.
—	Trading securities

Securities that are bought and held principally for the purpose of selling them in the near term with active and frequent buying and selling, including securities which consist of a portfolio of securities with the clear objective of generating profits on short-term differences in price, are classified as trading securities. Trading securities are recorded at their fair value and unrealized gains or losses from trading securities are recorded as gain (loss) on valuation of trading securities included in non-operating revenues (expenses).

—	Held-to-maturity securities

Debt securities that have fixed or determinable payments with a fixed maturity are classified as held-to-maturity securities only if the Company has both the positive intent and ability to hold those securities to maturity. Debt securities, whose maturity dates are due within one year from the balance sheet date, are classified as current assets.

After initial recognition, held-to-maturity securities are stated at amortized cost in the balance sheet. When held-to-maturity securities are measured at amortized costs, the difference between their acquisition cost and face value is amortized using the effective interest rate method and the amortization is included in the cost and interest income.

When the possibility of not being able to collect the principal and interest of held-to-maturity securities according to the terms of the contracts is highly likely, the difference between the recoverable amount (the present value of expected cash flows using the effective interest rate upon acquisition of the securities) and book value are recorded as loss on impairment of held-to-maturity securities included in non-operating expenses and the held-to-maturity securities are stated at the recoverable amount after impairment loss. If the value of impaired securities subsequently recovers and the recovery can be objectively related to an event occurring after the impairment loss was recognized, the reversal of impairment loss are recorded as reversal of impairment loss on held-to-maturity securities included in non-operating revenues. However, the resulting carrying amount after the reversal of impairment loss shall not exceed the amortized cost that would have been measured, at the date of the reversal, if no impairment loss were recognized.

—	Available-for-sale securities

Debt and equity securities that do not fall under the classifications of trading or held-to-maturity securities are categorized and presented as available-for-sale securities included in investment assets. However, if an available-for-sale security matures or it is certain that such security will be disposed of within one year from the balance sheet date, it is classified as a current asset.

Available-for-sale securities are recorded at fair value. Unrealized gain or loss from available-for-sale securities are presented as gain or loss on valuation of available-for-sale securities included in accumulated other comprehensive income of stockholders’ equity. In addition, accumulated gain or loss on valuation of available-for-sale securities are reflected in either gain or loss on disposal of available-for-sale securities or loss on impairment of available-for-sale securities upon disposal or recognition of impairment of the securities. However, available-for-sale equity securities that are not marketable and whose fair value cannot be reliably measured are recorded at acquisition cost.

When there is objective evidence that the available-for-sale securities are impaired and the recoverable amount is lower than the cost (amortized cost for debt securities) of the available-for-sale securities, an impairment loss is recognized as loss on impairment of available-for-sale securities of non-operating expenses and the related unrealized gain or loss remaining in stockholders’ equity is adjusted to the impairment loss. If the value of impaired securities subsequently recovers and the recovery can be objectively related to an event occurring after the impairment loss was recognized, the reversal of impairment loss can be recognized up to the previously recorded impairment loss as a reversal of loss on impairment of available-for-sale securities included in non-operating revenues. However, if the fair value increases after the impairment loss is recognized but does not relate to the recovery of impairment loss as described above, the increase in fair value is recorded in stockholders’ equity.

—	Reclassification of securities

Trading securities should not be reclassified to other categories of securities. However, when those securities can no longer be held for sale in the near-term to generate profits from short-term price differences, the trading securities can be reclassified as available-for-sale or held-to-maturity securities. When those securities are no longer traded in an active market, such securities are reclassified as available-for-sale securities.

When trading securities are reclassified to other categories, the fair value (latest market value) as of the date of the reclassification becomes new acquisition cost of the security and the security’s unrealized holding gain or loss through the date of the reclassification should be recorded in non-operating revenues or expenses.

g.	Equity Method Investment Securities

Investments in equity securities of companies, over which the Company exercises significant influence, are reported using the equity method of accounting.
—	Accounting for changes in the equity of the investee

Under the equity method of accounting, the Company records changes in its proportionate equity of the net assets of the investee depending on the nature of the underlying changes in the investee as follows; (i) “equity in income (loss) of associates” in the non-operating revenues (expense) for net income (loss) of the investee; (ii) “increase (decrease) in retained earnings of associates” in the retained earnings for changes in beginning retained earnings of the investee; (iii) “increase (decrease) in equity of associates” in the accumulated other comprehensive income (loss) for other changes in stockholders’ equity of the investee.

When the equity method investee’s unappropriated retained earnings carried over from prior period changes due to significant error corrections, the Company records the changes in equity as “equity in income (loss) of associates” included in the non-operating revenues (expenses) unless the impact of the changes on the Company’s consolidated financial statements is significant. If the changes results from the changes in accounting policies of the equity method investee, they are reflected in the unappropriated retained earnings carried over from prior period in accordance with SKAS on changes in accounting policy and errors corrections. When the investee declares cash dividends, the dividends to be received are deducted directly from equity method investment securities.

—	Treatment of investment difference

Difference between the acquisition cost and the Company’s proportionate equity in the fair value of net assets of the investee upon acquisition (“Investment difference”) are considered as (negative) goodwill and accounted for in accordance with accounting standards for business combination. The goodwill portion which is amortized over useful lives (4~10 years) on a straight line method and the negative goodwill portion which is amortized over the weighted average useful lives of depreciable non-monetary assets of the investee are included in “equity in income (loss) of associates”.

When the Company’s equity interest in the investee increases due to an increase (or decrease) in contributed capital with (or without) consideration, the changes in the Company’s proportionate equity in the investee is accounted for as investment difference. If the Company’s equity interest decreases, the changes are accounted for as “gain (loss) on disposal of the equity method investment securities”.

—	Difference between the fair value and book value of net assets of the investee

Upon acquisition of the equity method investment securities, the Company’s proportionate shares in the differences between the fair values and book values of the identifiable assets and liabilities of the investee are amortized/reversed and included in “equity in income (loss) of associates” in accordance with the investee’s methods of accounting for the assets and liabilities.

—	Elimination of unrealized gain or loss from intercompany transactions

The Company’s proportionate share in the gain (loss) arising from transactions between the Company and the investee, which remains in the book value of assets held as of balance sheet date is considered unrealized gain (loss) and adjusted to equity method investment securities.

—	Impairment loss on equity method investment securities

When there is objective evidence that the equity method investment securities are impaired and the recoverable amount is lower than the carrying amount of the equity method investment securities, an impairment loss is recognized as “loss on impairment of equity method investment securities” included in non-operating expenses and shall first reduce the unamortized investment difference, if any. When the recoverable amount is recovered after the recognition of impairment loss, the reversal of impairment loss can be recognized as income up to the previously recorded impairment loss. The book value of the equity method investment securities after the reversal of the impairment loss cannot exceed the book value calculated as if the impairment loss had not been originally recognized. The reversal of the impairment loss recognized against the unamortized investment difference is not allowed.

—	Translation of financial statements of overseas investees

For overseas investees whose financial statements are prepared in foreign currencies, the equity method of accounting is applied after assets and liabilities are translated in accordance with the accounting treatments for the translation of the financial statements of overseas’ subsidiaries for consolidated financial statements. The Company’s proportionate share of the difference between assets net of liabilities and stockholders’ equity after translation into Korean won is accounted for as “increase (decrease) in equity of associates” included in the accumulated other comprehensive income (loss).
h.	Property and Equipment

Property and equipment are stated at cost (acquisition cost or manufacturing cost plus expenditures directly related to preparing the asset ready for use), except for those contributed by the government and stated at amounts revalued on January 1, 1982, and assets acquired from investment in kind, by donation or free of charge in other ways are stated at fair value as an acquisition cost. Expenditures after acquisition or completion that increase future economic benefit in excess of the most recently assessed capability level of the asset are capitalized; other expenditures are charged to expense as incurred. Borrowing costs in relation to the manufacture, purchase, construction or development of assets are charged to current operations.

Depreciation is computed by the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles that are depreciated using the straight-line method) based on the following useful lives of the related units of property and equipment and the accumulated depreciation and impairment are directly deducted from the related assets.

Useful lives (years)

Buildings	5-60
Structures	5-40
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20-40
Machinery	3-15
Other	6-15
Vehicles	3-10
Tools, furniture and fixtures	2-20

When the expected future cash flow from use or disposal of the property and equipment is lower than the carrying amount due to obsolescence, physical damage and other, the carrying amount is adjusted to the recoverable amount (the higher of net sales price or value in use) and the difference is recognized as an impairment loss. The Company recorded loss on impairment of property and equipment totaling ~~W~~7,990 million and ~~W~~20,676 million for the years ended December 31, 2007 and 2008, respectively. Meanwhile, when the recoverable amount subsequently exceeds the carrying amount of the impaired asset, the excess is recorded as a reversal of impairment loss to the extent that the reversed asset does not exceed the carrying amount before previous impairment as adjusted by depreciation. There was no reversal of impairment loss for the years ended December 31, 2007 and 2008.

i.	Intangible Assets

Intangible assets are initially recognized at acquisition cost (purchase cost plus expenditures directly related to preparing the asset ready for use) and subsequently presented at amortized cost using the straight-line method, with amortization beginning when the asset is available for use. Meanwhile, rights to utilize buildings and facilities and copyrights are amortized over 30 or 50 years since the Company has contractual or lawful exclusive rights to them.

Intangible assets are amortized based on the following useful lives:

Useful lives (years)

Research and development cost	2-6
Goodwill and negative goodwill	4-10
Software	3-6
Industrial rights	5-10
Frequency usage rights	5.75 from the date of service commencement or 13
Other intangible assets	10-50
Research related costs are generally expensed as operating expenses. Development costs which meet certain requirements and from which future economic benefit is certain are capitalized as intangible assets and the amortization over the estimated useful lives is recorded as operating expenses. Development costs associated with new telecommunication businesses such as Integrated Customer Information System (ICIS) and Broadband Integrated Services Digital Network (B-ISDN) and software such as Integrated Logistics Information System, Information Superhighway and Enterprise Resource Planning (ERP) are accounted for as intangible assets.

The Company was elected as a WiBro business provider on January 20, 2005 and paid ~~W~~125,800 million to the Korea Communications Commission (the “KCC”) in exchange for the usage right to frequency range of 2331.5~2358.5 Mhz obtained on March 30, 2005. The rights have a contractual life of 7 years from the grant date and are amortized over the remaining contractual life commencing from June 30, 2006 when commercial service was initiated.

On December 15, 2000, KTF acquired the license to provide third generation mobile services utilizing 2GHz frequency band (“IMT-2000 service”) for which a total payment of ~~W~~1,300 billion is to be paid to KCC as a license fee. KTF paid ~~W~~650 billion out of the total license fee on March 20, 2001 and the remaining balance of ~~W~~650 billion is required to be paid including interest for five years from 2007 to 2011 of which ~~W~~90 billion and ~~W~~110 billion was paid in 2007 and 2008, respectively.

Future payment schedule of the license fees as of December 31, 2008 is as follows (in millions of Korean won):

Year ending December 31,

2009	~~W~~	130,000
2010		150,000
2011		170,000

Total	~~W~~	450,000

The Company tests for impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount of the assets. When the recoverable amount (the higher of net sales price or value in use) of intangible assets is significantly lower than the carrying amount due to obsolescence, and other, the difference is recognized as an impairment loss. When the recoverable amount subsequently exceeds the carrying amount of the impaired asset, the excess is recorded as a reversal of impairment loss to the extent that the reversed asset does not exceed the carrying amount before the previous impairment as adjusted for amortization. The Company recorded loss on impairment of intangible assets totaling ~~W~~9,178 million and ~~W~~17,435 million for the years ended December 31, 2007 and 2008, respectively. There was no reversal of impairment loss for the years ended December 31, 2007 and 2008.

Goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired related to entities that are being consolidated, is amortized on a straight-line basis over a reasonable period. However, if the recoverable amount is significantly lower than the book value, an impairment loss on goodwill is charged against current earnings. Negative goodwill, which represents the excess of the fair value of net identifiable assets acquired over the acquisition cost, is recorded as a contra account (reduction) to intangible assets. For the years ended December 31, 2007 and 2008, the amortization of goodwill of ~~W~~138,405 million and ~~W~~145,154 million is included in operating expenses and the reversal of negative goodwill of ~~W~~518 million and ~~W~~65 million is included in non-operating revenues.

j.	Government Subsidies and Others

Government subsidies and contributions for construction granted for the purpose of acquisition of certain assets are recorded as a deduction from the assets granted or other assets acquired for the temporary use of the assets granted. When the related assets are acquired, they are recorded as a deduction from the acquired assets and offset against the depreciation of the acquired assets over their useful lives. In addition, government subsidies and contributions for construction without any repayment obligation is offset against the related expenses for which they are intended to compensate, however, if there is no matching expense, they are recorded as operating or non-operating revenue depending on whether they are directly related to the Company’s principal operating activities. Government subsidies and contributions for construction with a repayment obligation are recorded as a liability.

k.	Present Value Discount for Assets and Liabilities

Receivables or payables from long-term installment transactions, long-term loans/borrowings or the other similar transactions are stated at present value which is determined by discounting total amounts receivable or payable in the future using the effective interest rate, if the nominal value is significantly different from the present value. The discount or premium resulting from the determination of present value should be reported in the balance sheet as a direct deduction from or addition to the nominal value of the related receivables or payables and the amortization by the effective interest rate method is included in the period income (loss).

l.	Translation of Assets and Liabilities Denominated in Foreign Currency

Transactions denominated in foreign currencies are recorded in Korean won translated at the exchange rate prevailing on the transaction date and the resulting gain (loss) from foreign currency transactions is included in non-operating revenues (expenses). Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which were, for US dollars, ~~W~~938.2: USD 1 and ~~W~~1,257.5: USD 1 at December 31, 2007 and 2008, respectively, and the resulting gain (loss) from foreign currency translation is included in non-operating revenues (expenses).
m.	Convertible and Exchangeable Bonds

The proceeds from issuance of convertible bonds are allocated between the conversion right and the debt issued. When additional amount is paid upon maturity to guarantee certain yield rate, the redemption premium is recognized as an addition to the convertible bonds and the conversion right, which represents the difference between the issue price of the convertible bonds and the present value of normal bonds, is accounted for as capital surplus. The redemption premium, the conversion right and the expenses incurred for the issuance of the bonds are adjusted to the bonds and amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds.
n.	Provisions for Severance Indemnities

In accordance with KT and its domestic subsidiaries’ policies, all employees with more than one year of service are entitled to receive lump-sum severance payments upon termination of their employment, based on their current rates of salary and length of service. The accrual for severance indemnities is computed as if all employees were to terminate at the balance sheet dates and amounted to ~~W~~1,566,313 million and ~~W~~1,708,640 million for the years ended December 31, 2007 and 2008, respectively.

The Company has insured a portion of its obligations for severance indemnities by making deposits, that will be directly paid to employees, with Samsung Life Insurance and other and records them as deposits for severance insurance deposits which is directly deducted from the accrued severance indemnities.
o.	Provisions

The Company recognizes a provision for a liability with uncertain timing or amount when (1) there is a present obligation of the Company arising from past events, (2) it is highly likely that an outflow of resources will be required to settle the obligation, and (3) the amount for the settlement of the obligation can be reliably measured.

If there is a significant difference between the nominal value and present value of such provision, the provision is stated at the present value of the expenditures expected to be required to settle the obligation.
p.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments in assets and liabilities, which are stated at fair value. Gains and losses that result from the changes in the fair value of derivative instruments are recognized in current earnings. However, for derivative instruments that cash flow hedge accounting applies to, the effective portion of the gain or loss on the derivatives instruments are recorded as gain (loss) on valuation of derivatives included in the accumulated other comprehensive income (loss).

q.	Share-based Payment

The Company’s share-based payment transactions are accounted for in accordance with SKAS No.22 “Share-based Payment” which is effective from fiscal year beginning on or after December 31, 2007. As allowed in the transition clause of SKAS No. 22, for employee stock options granted before January 1, 2008, the Company accounts for them in accordance with Interpretation No. 39-35 “Accounting for Stock Options”.
(i)	Stock Options

The Company has granted stock options to its executive officers and directors prior to January 1, 2008, and for equity-settled stock options, the Company records compensation expenses which are allocated over the period in which the options vest with the corresponding credit to the capital adjustments. When the options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustments account and the par value of the new shares issued, is recorded as additional paid-in capital. In the event the Company grants stock options based on cash-settled share-based payment, the Company records compensation expenses which are allocated over the period in which the options vest with the corresponding liability recorded.

When stock options are forfeited because the specified vesting requirements are not satisfied, previously recognized compensation costs are reversed to earnings and the corresponding capital adjustments or liabilities are reversed as well. When stock options expire unexercised, previously recognized compensation costs and corresponding capital adjustments are reversed to capital surplus.
(ii)	Other Share-based Payment

Other share-based payments granted on or after January 1, 2007 are measured as below:

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity (capital adjustments), directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures the value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company re-measures the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognized in profit or loss for the period.

For share-based payment transactions in which the terms of the arrangement provide either the Company or the supplier of goods or services with a choice of whether the Company settles the transaction in cash or by issuing equity instruments, the Company is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Company has incurred a liability to settle in cash (or other assets), or as an equity-settled share-based payment transaction if, and to the extent that, no such liability has been incurred.

r.	Accounting for Leases

A lease is classified as a finance lease or an operating lease depending on the extent of transfer to the Company of the risks and rewards incidental to ownership. If a lease meets any one of the following criteria, it is accounted for as a finance lease:
The lease transfers ownership of the asset to the lessee by the end of the lease term;

The lessee has the option to purchase the asset at a bargain price and it is certain that the option will be exercised;

The lease term is for the major part (75% or more) of the economic life of the asset even if title is not transferred;

At the date of lease commencement the present value of the minimum lease payments amounts to at least substantially all (90% or more) of the fair value of the leased asset; or

The leased assets are of such a specialized nature that only the Company can use them without major modifications.
All other leases are treated as operating leases.
(i)	Lessees

For operating leases, lease payments excluding guaranteed residual value are recognized as an expense on a straight-line basis over the lease term and contingent rent is expensed as incurred. Finance leases are recognized as assets and liabilities at the lower of fair value of the leased property or the present value of the minimum lease payments discounted using the implicit interest rate of the lessor (or the Company’s incremental borrowing rate if the implicit interest rate is not practicable to determine). Any initial direct costs incurred by the Company are added to the amount recognized as an asset. The depreciation policy for depreciable leased assets is consistent with that for the similar depreciable assets that are owned by the Company. Annual minimum lease payments excluding guaranteed residual value is allocated to interest expense, which is calculated using the effective interest rate, and finance lease repayment amount. Contingent rent relating to finance are charged as expenses in the periods in which they are incurred, however, if the amount is material it is allocated to principal and interest, respectively, over the remaining lease term.
(ii)	Lessors

For operating leases, lease payments on a lease contract are recognized as other revenues on a straight-line basis over the lease term. For finance leases, lessors are required to present finance lease assets as receivables in balance sheets, at an amount equal to the fair value of the leased property at the inception of lease and required to recognize the lease payments received as repayment of the finance lease receivables and interest income.

s.	Revenue Recognition

The Company’s service revenues, which include revenues derived from telephone services, internet services and data services, are recognized on a service-rendered basis. In connection with such services, KCC and other government entities have extensive authority to regulate the Company’s fees. Rates for local call, interconnection and broadband internet access services provided by the Company should be approved by KCC. As for other telecommunication services, the related rates are just required to be reported to KCC.

The Company recognizes sales on PCS handsets when these are delivered to the dealers. In addition, the Company’s construction revenue is recognized by reference to the percentage of completion of the contract which is calculated by the ratio of the actual contract costs incurred to date to the estimated total contract costs. As for subscribed construction-type contracts, the Company recognizes revenue using the percentage-of-completion method only for the subscribed portion.

Meanwhile, the Company recognizes sales revenues on a gross basis when the Company is the primary obligor in the transactions with customers and if the Company merely acts as an agent for the buyer or seller from whom it earns a commission, then the sales revenues are recognized on a net basis.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.
t.	Income Taxes

When the Company recognizes deferred income tax assets or liabilities for the temporary differences between the carrying amount of an asset and liability and tax base, a deferred income tax liability for taxable temporary difference is fully recognized except to the extent in accordance with income tax related SKAS while a deferred tax asset for deductible temporary difference is recognized to the extent that it is almost certain that taxable profit will be available against which the deductible temporary difference can be utilized. Deferred income tax asset (liability) is classified as current or non-current asset (liability) depending on the classification of related asset (liability) in the balance sheet. Deferred income tax asset (liability) which does not relate to specific asset (liability) account in the balance sheet such as deferred income tax asset recognized for tax loss carryforwards is classified as current or non-current asset (liability) depending on the expected reversal period. Deferred income tax assets and liabilities in the same tax jurisdiction and in the same current or non-current classification are presented on a net basis. Current and deferred income tax expense are included in income tax expense in the statement of operations and additional income taxes or tax refunds for the prior periods are included in income tax expense for the current period when recognized. However, income taxes resulting from transactions or events, which were directly recognized in stockholders’ equity in current or prior periods, or business combinations are directly adjusted to equity account or goodwill (or negative goodwill).
u.	Use of Estimates

The Company’s management uses reasonable estimates and assumptions in preparing the accompanying non-consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea. The estimates and assumptions can change according to additional experience, changes in circumstances, new information and other and may be different from actual results.
v.	Elimination of Inter-Company Unrealized Gain/Loss

Unrealized gains and losses included in the inventories, property and equipment and other which were acquired by transactions amongst KT and subsidiaries are fully eliminated using the gross margin ratio of the transactions and the gains and losses on disposal.

w.	Translation of Overseas Subsidiaries’ Financial Statements

For overseas subsidiaries whose financial statements are prepared in foreign currencies, assets and liabilities are translated at the exchange rate at the consolidated balance sheet date and statement of income items are translated at the average exchange rate for the respective fiscal period. Net translation adjustments are recorded as gain (loss) on translation of foreign operations included in the accumulated other comprehensive income.
x.	Changes in Consolidated Entities

For the year ended December 31, 2008, Nasmedia, Sofnics, JB Edu, KT New Business Fund No.1 and KTDS are newly acquired in 2008 and included in the consolidation.
y.	Reclassifications of Prior Year Financial Statements

Certain reclassifications have been made in prior year financial statements to conform to classifications used in the current period. Such reclassifications did not have an effect on the net assets and net income of the Company as of and for the year ended December 31, 2007.

3.	RESTRICTED DEPOSITS
Details of restricted deposits as of December 31, 2007 and 2008 are as follows (in millions of Korean won):

		2007		2008		Description

Short-term investment assets	Time deposits	~~W~~	1,904	~~W~~	24,687	Guarantee deposits and others
Long-term financial instruments	Checking account deposit		61		44	Checking account deposit and others

Total		~~W~~	1,965	~~W~~	24,731

4.	INVENTORIES
Inventory valuations as of December 31, 2007 and 2008 are summarized as follows (in millions of Korean won):

	2007					2008
			Lower of cost or		Valuation			Lower of cost or		Valuation
	Cost		market value		allowance	Cost		market value		allowance

Merchandise	~~W~~	284,313	~~W~~	250,028	(~~W~~34,285)	~~W~~	413,448	~~W~~	386,595	(~~W~~26,853)
Supplies		35,169		30,538	(4,631)		27,008		25,547	(1,461)
Other		18,538		18,538	—		12,699		12,699	—

	~~W~~	338,020	~~W~~	299,104	(~~W~~38,916)	~~W~~	453,155	~~W~~	424,841	(~~W~~28,314)

5.	LOANS
Loans as of December 31, 2007 and 2008 are summarized as follows (in millions of Korean won):
a.	Loans

	2007		2008

Factoring receivables	~~W~~	5,459	~~W~~	9,074
Allowance for doubtful accounts		(27)		(63)
Loans		173,840		256,010
Deferred incidental expense (revenue) of loans		(95)		(88)
Allowance for doubtful accounts		(1,157)		(2,773)
Accounts receivable—loans		315		994
Allowance for doubtful accounts		(2)		(12)
Loans for installment credit		37,408		29,891
Deferred incidental expense (revenue) of loans		(10)		(10)
Allowance for doubtful accounts		(1,472)		(1,285)
Accounts receivable—loans for installment credit		1,915		1,155
Allowance for doubtful accounts		(229)		(9)

Total — loans	~~W~~	218,832	~~W~~	297,026

Total — allowance for doubtful accounts		(~~W~~2,887)		(~~W~~4,142)

b.	Long-term loans

	2007		2008

Factoring receivables	~~W~~	6,463	~~W~~	2,770
Allowance for doubtful accounts		(32)		(19)
Loans		89,818		207,647
Deferred incidental expense (revenue) of loans		(543)		(2,876)
Allowance for doubtful accounts		(592)		(4,760)
Loans for installment credit		50,489		49,936
Deferred incidental expense (revenue) of loans		768		334
Allowance for doubtful accounts		(2,199)		(2,493)
New technology financial investment assets		2,000		1,000
Allowance for doubtful accounts		(205)		(400)
New technology financial loans		—		2,368
Allowance for doubtful accounts		—		(62)

Total — long-term loans	~~W~~	148,995	~~W~~	261,179

Total — allowance for doubtful accounts		(~~W~~3,028)		(~~W~~7,734)

6.	SECURITIES
Securities as of December 31, 2007 and 2008 are summarized as follows (in millions of Korean won):
a.	Short-term investment assets

	2007		2008

Short-term financial instruments	~~W~~	305,540	~~W~~	243,649
Short-term loans to employee		104,057		43,456
Beneficiary certificates		46,085		39,696
Available-for-sale securities (Equity securities)		3,064		82,071
Available-for-sale securities (Debt securities)		1,419		2,171
Held-to-maturity securities		5		6,095

Total	~~W~~	460,170	~~W~~	417,138

b.	Available-for-sale securities
i)	Equity securities

	2007
	Percentage of	Acquisition		Fair value or net		Book		Unrealized gains
	ownership (%)	cost		book value		value		(losses) (Note 1)

Current assets:
Beneficiary certificates		~~W~~	563	~~W~~	973	~~W~~	973	~~W~~	410
Infravalley, lnc.	3.8%		200		2,091		2,091		1,891

Sub total			763		3,064		3,064		2,301

Non-current assets:
Krtnet Corp.	7.4%		1,954		4,122		4,122		2,168
GaeaSoft Corp.	2.0%		533		756		756		223
Zakang, Inc.	0.0%		300		5		5		(295)
Geotel Corp.	7.8%		1,143		4,322		4,322		3,179
PT.Mobile-8	2.3%		10,069		10,508		10,508		439
Solid Technologies, Inc.	4.7%		590		4,120		4,120		3,530
EST Soft Corp.	14.2%		1,650		5,062		5,062		3,412
Ongamenet Co., Ltd.	11.4%		1,061		4,831		4,831		3,645
Cape Industries Ltd.	0.1%		125		226		226		101
Bixolon Co., Ltd.	0.0%		11		9		9		(2)
Sesil Corporation.	0.4%		199		225		225		26
Zmos Technology, Inc. (Note 2)	8.6%		1,872		506		1,872		—
Shinhan Venture Capital Co., Ltd. (Note 2)	0.0%		1,800		900		900		—
Korea Information Certificate Authority, Inc. (Note 2)	9.3%		2,000		1,891		2,000		—
KM Credit Information, Inc.(Note 2)	6.4%		1,202		—		—		—
Korea Software Financial Cooperative (“KSFC”) (Note 2)	1.1%		1,160		1,315		1,160		—
Digitalinside Co., Ltd. (Note 2)	10.2%		499		766		499		—
Vacom Wireless, Inc. (Note 2)	16.8%		1,880		1,122		641		—
CXP, Inc. (Note 2)	12.1%		1,200		8		50		—
CEC Mobile (Note 2)	16.7%		4,456		—		—		—
Korea Smart Card Co., Ltd. (Note 2)	0.7%		326		90		24		—

	2007
	Percentage of	Acquisition		Fair value or net		Book		Unrealized gains
	ownership (%)	cost		book value		value		(losses) (Note 1)

Metrix Corporation, Inc. (Note 2)	2.0%		200		25		14		—
Wiz Communication Co., Ltd. (Note 2)	18.4%		490		823		490		—
MIC2001-4TG Venture (Note 2)	5.0%		350		350		350		—
Korea Telecommunications Operators Association (“KTOA”) (Note 2)	9.9%		689		689		689		—
Prime Venture Capital Corp. (Note 2)	2.7%		1,000		194		—		—
DirectMedia Co., Ltd. (Note 2)	12.5%		435		309		248		—
Ncerti Co., Ltd. (Note 2)	19.9%		328		407		328		—
ICO Global Communication Ltd. (Note 2)	0.2%		617		—		—		—
Softbank Korea Co., Ltd. (Note 2)	6.7%		1,406		959		959		—
Binext CT Financial Cooperative (Note 2)	15.0%		1,500		1,454		1,500		—
Entaz Co., Ltd. (Note 2)	10.1%		1,000		828		1,000		—
Luxpia Co., Ltd. (Note 2)	6.0%		1,000		1,000		1,000		—
Paramount Music Co., Ltd. (Note 2)	48.9%		1,000		368		1,000		—
Neighbor Systems Co., Ltd. (Note 2)	10.4%		525		451		525		—
Digital Multimedia Interactive Co., Ltd. (Note 2)	8.0%		495		229		495		—
Beneficiary certificates			14,730		14,325		14,325		(405)
Others (Note 2)			30,743		13,524		15,299		—

Sub total			90,538		76,719		79,554		16,021

Total		~~W~~	91,301	~~W~~	79,783	~~W~~	82,618	~~W~~	18,322

	2008
	Percentage of	Acquisition		Fair value or net		Book		Unrealized gains
	ownership (%)	cost		book value		value		(losses) (Note 1)

Current assets:
Beneficiary certificates		~~W~~	82,000	~~W~~	82,071	~~W~~	82,071	~~W~~	71

Non-current assets:
Krtnet Corp.	7.4%		1,954		1,832		1,832		(122)
GaeaSoft Corp.	2.0%		533		282		282		(251)
Zakang Inc.	0.0%		300		1		1		(299)
PT.Mobile-8	2.3%		10,069		2,322		2,322		(7,747)
Solid Technologies, Inc.	4.7%		590		1,602		1,602		1,012
EST Soft Corp.	14.2%		1,650		4,435		4,435		2,785
Ongamenet Co., Ltd.	11.4%		1,186		4,474		4,474		3,288
Bixolon Co., Ltd.	0.0%		11		7		7		(4)
Sesil Corporation.	0.2%		199		137		137		(62)
Dalsvyaz Primorye	0.3%		688		3		3		(685)
Zmos Technology, Inc. (Note 2)	9.9%		1,872		—		—		—
Shinhan Venture Capital Co., Ltd. (Note 2)	0.0%		1,800		900		900		—
Korea Information Certificate Authority, Inc. (Note 2)	9.3%		2,000		2,242		2,000		—
KM Credit Information, Inc.(Note 2)	2.1%		1,202		—		—		—
Korea Software Financial Cooperative (“KSFC”) (Note 2)	0.9%		1,000		1,229		1,000		—
Digitalinside Co., Ltd. (Note 2)	7.2%		499		—		—		—
Vacom Wireless, Inc. (Note 2)	16.8%		1,880		1,516		641		—
CXP, Inc. (Note 2)	12.1%		1,200		1		50		—
CEC Mobile (Note 2)	16.7%		4,456		—		—		—
Wiz Communication Co., Ltd. (Note 2)	7.5%		200		609		200		—
Korea Telecommunications Operators Association (“KTOA”) (Note 2)	0.0%		689		689		689		—

	2008
	Percentage of	Acquisition		Fair value or net		Book		Unrealized gains
	ownership (%)	cost		book value		value		(losses) (Note 1)

Prime Venture Capital Corp. (Note 2)	2.7%		1,000		186		—	—
ICO Global Communication Ltd. (Note 2)	0.2%		617		—		—	—
Softbank Korea Co., Ltd. (Note 2)	6.7%		1,406		959		959	—
Binext CT Financial Cooperative (Note 2)	15.0%		1,500		1,409		1,500	—
Entaz Co., Ltd. (Note 2)	8.7%		1,000		919		1,000	—
Luxpia Co., Ltd. (Note 2)	6.0%		1,000		1,000		1,000	—
Neighbor Systems Co., Ltd. (Note 2)	10.4%		525		453		525	—
Beneficiary certificates			12,431		11,815		11,815	(616)
Others (Note 2)			50,097		28,267		32,543	—

Sub total			103,554		67,289		69,917	(2,701)

Total		~~W~~	185,554	~~W~~	149,360	~~W~~	151,988	(~~W~~2,630)

(Note 1)	The amounts are not adjusted for the tax effects and minority interests in consolidated subsidiaries.

(Note 2)	Investments in equity securities above, which are recorded at book value of ~~W~~31,043 million and ~~W~~43,007 million for the years ended December 31, 2007 and 2008, respectively, do not have readily determinable fair values and therefore are stated at cost. In addition, if the estimated recoverable amount of the securities below their acquisition cost and such difference is not deemed recoverable, write-downs of the individual securities are recorded to reduce the carrying value.
For the year ended December 31, 2008, the Company disposed of its investments in Geotel Corp. and other investments and recognized gross gains and losses on disposal of available-for-sale securities amounting to ~~W~~3,996 million and ~~W~~250 million, respectively. As the estimated recoverable amount of the investment in Zmos Technology, Inc., Digitalinside Co., Ltd. and other investments fell below the acquisition cost and such difference is not deemed recoverable, the Company recognized an impairment loss amounting to ~~W~~3,826 million for the year ended December 31, 2008.
ii)	Debt securities

		2007
			Amortized		Fair		Unrealized gains
		Maturity	cost		value		(losses) (Note)
Current assets:
Government and public bonds	National and local governments	2008	~~W~~	929	~~W~~	929	~~W~~	—
Convertible bonds	DreamWiz, Inc.	2008		490		490		—

Sub total				1,419		1,419		—

Non-current assets:
Government and public bonds	National and local governments	2009~2013		208		208		—
Convertible bonds	Borazon Co., Ltd.	2009		600		600		—
	Neurons, lnc.	2009		650		650		—
	ImageClick Corporation.	2009		400		400		—
Bonds with warrant	Nexscien Co., Ltd.	2010		1,940		1,940		—

Sub total				3,798		3,798		—

Total			~~W~~	5,217	~~W~~	5,217	~~W~~	—

		2007
			Amortized		Fair		Unrealized gains
		Maturity	cost		value		(losses) (Note)
Current assets:
Government and public bonds	National and local governments	2009	~~W~~	121	~~W~~	121	~~W~~	—
Financial bonds of small and medium enterprise	Industrial Bank of Korea	2009		1,000		1,000		—
Convertible bonds	Neurons, lnc.	2009		650		650		—
	ImageClick Corporation.	2009		400		400		—

Sub total				2,171		2,171		—

Non-current assets:
Government and public bonds	National and local governments	2010~2019		115		115		—
Convertible bonds	Lifecord international Co., Ltd.	2011		2,800		2,800		—
	Foosung Co., Ltd.	2011		2,000		1,820		(180)
Bonds with warrant	Samyoung connect Co., Ltd.	2010		92		92		—

Sub total				5,007		4,827		(180)

Total			~~W~~	7,178	~~W~~	6,998		(~~W~~180)

(Note)	The amounts are not adjusted for the tax effects and minority interests in consolidated subsidiaries.
iii)	Changes in Unrealized Gains (Losses)

	2007				2008
	Equity securities		Debt securities		Equity securities		Debt securities

Balance at beginning of period	~~W~~	15,449	~~W~~	519	~~W~~	18,322	~~W~~	—
Realized gains on disposal of securities, net		(1,074)		(519)		(5,587)		—
Changes in unrealized gains (losses), net		3,947		—		(15,365)		(180)

Balance at end of period	~~W~~	18,322	~~W~~	—		(~~W~~2,630)		(~~W~~180)

The amounts are not adjusted for the tax effects and minority interests in consolidated subsidiaries.
d.	Held-to-maturity Securities

		2007
			Amortized		Book
		Maturity	cost		value
Current assets:
Government and public bonds	National and local governments	2008	~~W~~	5	~~W~~	5

Sub total				5		5

Non-current assets:
Government and public bonds	National and local governments	2009~2012		84		84
Subordinated bonds	Shinhan Bank	2009		100		100
Asset backed securities	DCIF 1 Co., Ltd.	2009		60		60

Sub total				244		244

Total			~~W~~	249	~~W~~	249

		2007
			Amortized		Book
		Maturity	cost		value
Current assets:
Government and public bonds	National and local governments	2009	~~W~~	9	~~W~~	9
Commercial paper	IBK Capital Corporation	2009		1,030		1,030
	Lotte Engineering & Construction Co., Ltd.	2009		4,956		4,956
Subordinated bonds	Shinhan Bank	2009		100		100

Sub total				6,095		6,095

Non-current assets:
Government and public bonds	National and local governments	2011		77		77
Asset backed securities	New Generation Securitization Specialty Co., Ltd.	2010~2014		8,000		8,000

Sub total				8,077		8,077

Total			~~W~~	14,172	~~W~~	14,172

7.	EQUITY METHOD INVESTMENT SECURITIES
Investments in securities accounted for using the equity method as of December 31, 2007 and 2008 are summarized as follows (in millions of Korean won):
a.	Details of Equity Method Investment Securities

	2007
		Percentage
	Number of	of ownership	Acquisition		Equity in net				Market
	shares	(%)	cost		asset value		Book value		value

Korea Telephone Directory Co., Ltd. (“KTD”)	1,360,000	34.0%	~~W~~	6,800	~~W~~	8,085	~~W~~	8,085	~~W~~	—
Korea Information Technology Fund	100	33.3%		100,000		110,826		110,826		—
KBSi Co., Ltd.	952,000	32.4%		4,760		3,408		3,408		—
eNtoB Corp.	880,000	27.5%		5,000		6,725		7,039		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	22,706,000	23.0%		195,976		3,036		24,892		—
Sky Life Contents Fund	45	22.5%		4,500		4,997		4,997		—
Kiwoom Investment Co., Ltd.(formerly, “Korea IT Venture Partners Inc.”)	1,800,000	20.2%		9,000		7,147		7,147		—
Goodmorning F Co., Ltd. (Note 3)	114,000	19.0%		254		1,151		1,151		—
CURD (formerly, “Korea New Realty Development and Construction Co., Ltd.”) (Note 3)	266,000	19.0%		506		3,788		3,788		—
Korea Information Data Corp. (“KID”) (Note 3)	760,000	19.0%		3,800		13,541		13,541		—
Korea Information Service Corp. (“KIS”) (Note 3)	570,000	19.0%		2,850		10,792		10,792		—
Korea Seoul Contact all Co., Ltd. (Note 3)	45,600	19.0%		228		271		271		—
Korea Service and Communication Co., Ltd. (Note 3)	45,600	19.0%		228		274		274		—
Korea Call Center Co., Ltd. (Note 3)	45,600	19.0%		228		266		266		—
TMWorld Co., Ltd. (Note 3)	45,600	19.0%		228		294		294		—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 3)	45,600	19.0%		228		275		275		—

	2007
		Percentage
	Number of	of ownership	Acquisition		Equity in net				Market
	shares	(%)	cost		asset value		Book value		value
Exdell Corporation (Note 3)	38,000	19.0%		190		177		177	—
Information Technology Service Bukbu Corporation (Note 3)	38,000	19.0%		190		190		190	—
Information Technology Solution Nambu Corporation (Note 3)	38,000	19.0%		190		190		190	—
Information Technology Solution Seobu Corporation (Note 3)	38,000	19.0%		190		190		190	—
Information Technology Solution Busan Corporation (Note 3)	38,000	19.0%		190		190		190	—
Information Technology Solution Jungbu Corporation (Note 3)	38,000	19.0%		190		190		190	—
Information Technology Solution Honam Corporation (Note 3)	38,000	19.0%		190		190		190	—
Information Technology Solution Daegu Corporation (Note 3)	38,000	19.0%		190		190		190	—
MOS facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 3)	200,000	17.9%		5,000		316		3,016	—
Korea Telecom Philippines, Inc. (“KTPI”)	744,476	100.0%		2,481		—		—	—
Mongolian Telecommunications (“MTC”)	10,348,111	40.0%		3,450		10,020		10,020	41,491
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”) (Note 4)	50	50.0%		5,000		5,011		5,011	—
KTF-DoCoMo Mobile Investment Fund	45	45.0%		4,500		4,491		4,491	—
Boston Film Fund (Note 4)	800	39.0%		8,000		7,149		7,149	—
Harex InfoTech Inc.	225,000	21.2%		3,375		417		1,183	—
Olive Nine Entertainment Co., Ltd. (Note 5)	140,000	67.7%		4,200		(629)		659	—
The Contents Entertainment (Note 5)	30,500	50.8%		1,754		158		1,578	—
Olive Nine Creative Co., Ltd.	40,000	42.9%		200		218		218	—
Tourtainment Inc.	15,000	24.6%		150		34		34	—
Music City China Co., Ltd. (Note 5)	—	100.0%		144		—		—	—
Doremi Music Publishing Co., Ltd. (Note 5)	10,000	100.0%		200		237		217	—
Bluecord Corp. (Note 5)	3,000,000	100.0%		2,778		1,684		1,611	—
PARANGOYANGI (Note 5)	4,000,000	100.0%		2,900		58		58	—
Music City Media Co., Ltd. (Note 5)	208,000	94.6%		1,040		(527)		—	—
Dooristar Co., Ltd.	980,000	49.0%		1,500		230		112	—
Oscar ent. Co., Ltd.	7,865	49.0%		650		417		417	—
Netcom	156	26.5%		90		90		90	—
TPS (Note 5)	—	100.0%		164		164		164	—
ETN (Note 5)	—	100.0%		1		1		1	—

Total			~~W~~	383,683	~~W~~	205,922	~~W~~	234,582

	2008
		Percentage
	Number of	of ownership	Acquisition		Equity in net				Market
	shares	(%)	cost		asset value		Book value		value
Company K Movie Asset Fund No. 1 (Notes 1 and 4)	90	60.0%	~~W~~	9,000	~~W~~	8,803	~~W~~	8,803	~~W~~	—
KT-Global New Media Fund (Note 1)	600	50.0%		6,000		5,817		5,817		—
Korea Telephone Directory Co., Ltd. (“KTD”)	1,360,000	34.0%		6,800		8,358		8,358		—
Metropol Property LLC (Note 1)	—	34.0%		1,739		434		1,776		—
Korea Information Technology Fund	100	33.3%		100,000		110,909		110,909		—
KBSi Co., Ltd.	952,000	32.4%		4,760		4,679		4,679		—
eNtoB Corp. (Note 2)	970,000	30.3%		6,050		8,187		8,740		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	22,706,000	23.3%		195,976		22,000		32,928		—
Sky Life Contents Fund	45	22.5%		4,500		3,737		3,737		—
Everyshow (Note 1)	300,000	21.3%		1,500		1,226		1,226		—
Kiwoom Investment Co., Ltd.(formerly, “Korea IT Venture Partners Inc.”)	1,800,000	20.2%		9,000		6,953		6,953		—
Goodmorning F Co., Ltd. (Note 3)	114,000	19.0%		254		1,460		1,460		—
CURD (formerly, “Korea New Realty Development and Construction Co., Ltd.”) (Note 3)	266,000	19.0%		506		8,369		8,369		—
Korea Information Data Corp. (“KID”) (Note 3)	760,000	19.0%		3,800		13,666		13,666		—
Korea Information Service Corp. (“KIS”) (Note 3)	570,000	19.0%		2,850		12,812		12,812		—
Korea Seoul Contact all Co., Ltd. (Note 3)	45,600	19.0%		228		327		327		—
Korea Service and Communication Co., Ltd. (Note 3)	45,600	19.0%		228		341		341		—
Korea Call Center Co., Ltd. (Note 3)	45,600	19.0%		228		332		332		—
TMWorld Co., Ltd. (Note 3)	45,600	19.0%		228		320		320		—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 3)	45,600	19.0%		228		293		293		—
Exdell Corporation (Note 3)	38,000	19.0%		190		218		218		—
Information Technology Service Bukbu Corporation (Note 3)	38,000	19.0%		190		225		225		—
Information Technology Solution Nambu Corporation (Note 3)	38,000	19.0%		190		221		221		—
Information Technology Solution Seobu Corporation (Note 3)	38,000	19.0%		190		222		222		—
Information Technology Solution Busan Corporation (Note 3)	38,000	19.0%		190		246		246		—
Information Technology Solution Jungbu Corporation (Note 3)	38,000	19.0%		190		295		295		—
Information Technology Solution Honam Corporation (Note 3)	38,000	19.0%		190		248		248		—
Information Technology Solution Daegu Corporation (Note 3)	38,000	19.0%		190		218		218		—
MOS facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 3)	200,000	17.9%		5,000		41		41		—
Wooridul Entertainment Investment Fund-1 (Note 1)	1,600	20.0%		1,600		1,529		1,529		—
Mongolian Telecommunications (“MTC”)	10,348,111	40.0%		3,450		13,289		13,289		12,806
KTC Media Contents Investment Fund No.1 (Notes 1 and 5)	45	81.8%		4,500		4,510		4,510		—
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”) (Note 4)	50	50.0%		5,000		5,038		5,038		—
KTF-DoCoMo Mobile Investment Fund	45	45.0%		4,500		4,439		4,439		—
Boston Film Fund (Note 4)	800	39.0%		8,000		4,281		4,281		—
Harex InfoTech Inc.	225,000	21.2%		3,375		248		631		—

	2008
		Percentage
	Number of	of ownership	Acquisition		Equity in net				Market
	shares	(%)	cost		asset value		Book value		value

U-Mobile (Notes 1 and 3)	62,601,493	16.5%		96,700		33,102		82,663	—
Shinhan-KTF Mobilecard Co., Ltd. (Note 1)	199,999	50.0%		1,000		708		708	—
Olive Nine Entertainment Co., Ltd. (Note 5)	140,000	67.7%		4,200		(1,074)		—	—
The Contents Entertainment (Note 5)	30,500	50.8%		1,754		3		950	—
Olive Nine Creative Co., Ltd.	40,000	42.9%		200		150		150	—
Music City China Co., Ltd. (Note 5)	—	100.0%		144		—		—	—
Doremi Music Publishing Co., Ltd. (Note 5)	10,000	100.0%		200		(7)		—	—
PARANGOYANGI (Note 5)	4,000,000	100.0%		2,900		(303)		—	—
Music City Media Co., Ltd. (Note 5)	208,000	94.6%		1,040		(688)		—	—
Dooristar Co., Ltd.	980,000	49.0%		1,500		(398)		—	—
Oscar ent. Co., Ltd.	7,865	49.0%		650		384		384	—
D&G Star Co., Ltd. (Note 5)	52,000	70.3%		260		190		190	—
Paramount Music Co., Ltd.	7,848	48.9%		1,000		313		313	—
Onestone Communication Co., Ltd. (Notes 5 and 6)	100,000	100.0%		1,159		263		206	—
Netcom	156	26.5%		90		80		80	—
TPS (Note 5)	—	100.0%		164		205		205	—
ETN (Note 5)	—	100.0%		1		1		1	—

Total			~~W~~	503,782	~~W~~	287,220	~~W~~	353,347

(Note 1)	In 2008, the Company acquired 60.0% ownership interest of Company K Movie Asset Fund No.1 for ~~W~~9,000 million, 50.0% ownership interest of KT-Global New Media Fund for ~~W~~6,000 million, 34.0% ownership interest of Metropol Property LLC for ~~W~~1,739 million, 21.3% ownership interest of Everyshow for ~~W~~1,500 million, 20.0% ownership interest of Wooridul Entertainment Investment Fund-1 for ~~W~~1,600 million, 81.8% ownership interest of KTC Media Contents Investment Fund No.1 for ~~W~~4,500 million, 16.5% ownership interest of U-Mobile for ~~W~~96,700 million and 50.0% ownership interest of Shinhan-KTF Mobilecard Co., Ltd. for ~~W~~1,000 million, respectively.

(Note 2)	The Company’s ownership interest in eNtoB Corp. increased from 27.5% to 30.3% as of December 31, 2008 due to the additional acquisition of ownership interest.

(Note 3)	Although the Company’s ownership in these companies is less than 20%, the Company has significant influence over these companies through the participation in these companies’ various management decisions. As a result, the Company accounts for these investments using the equity method.

(Note 4)	The Company is the largest stockholder of these companies with more than 30% ownership interest. However, since the Company has no control over these companies, these investments are accounted for using the equity method.

(Note 5)	The unlisted company whose total assets as of December 31 of the prior year are less than ~~W~~7,000 million is excluded from the consolidation.

(Note 6)	Nasmedia is newly included in the consolidation in 2008 and its investment in Onestone Communication Co., Ltd. is accounted for using the equity method.

b.	Changes in Carrying Amount Resulting from the Equity Method

Changes in carrying amount resulting from the equity method of accounting for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007
			Equity in			Increase
			income			(decrease) in
	January 1,		(loss)			equity of	Other increase		December 31,
	2007		(Note 4)			associates	(decrease)		2007

KTD (Note 1)	~~W~~	7,867	~~W~~	219	(~~W~~	1)	~~W~~	—	~~W~~	8,085
Korea Information Technology Fund		101,609		7,802		1,647		(232)		110,826
KBSi Co., Ltd.		2,810		598		—		—		3,408
eNtoB Corp. (Note 1)		5,112		720		7		1,200		7,039
KDB (Note 1)		16,455		7,676		761		—		24,892
Sky Life Contents Fund		5,050		(53)		—		—		4,997
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”) (Note 1)		9,204		(1,668)		160		(549)		7,147
Goodmorning F Co., Ltd.		826		324		1		—		1,151
CURD (formerly, “KNRDC”)		2,375		1,413		—		—		3,788
KID		12,230		1,463		—		(152)		13,541
KIS		8,382		2,524		—		(114)		10,792
Korea Seoul Contact all Co., Ltd.		228		43		—		—		271
Korea Service and Communication Co., Ltd.		228		46		—		—		274
Korea Call Center Co., Ltd.		228		38		—		—		266
TMWorld Co., Ltd.		228		66		—		—		294
UMS&C		228		47		—		—		275
Exdell Corporation (Note 1)		—		(13)		—		190		177
Information Technology Service Bukbu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Nambu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Seobu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Busan Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Jungbu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Honam Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Daegu Corporation (Note 1)		—		—		—		190		190
MOS facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 1)		4,186		(1,170)		—		—		3,016
Pivotec Co., Ltd.		6,299		38		(3,359)		(2,978)		—
MTC (Note 1)		9,321		1,233		52		(586)		10,020
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”) (Note 1)		5,025		(14)		—		—		5,011
KTF-DoCoMo Mobile Investment Fund (Note 1)		—		(9)		—		4,500		4,491
Boston Film Fund (Note 1)		8,014		(865)		—		—		7,149
Harex InfoTech Inc.		1,902		(719)		—		—		1,183
Olive Nine Entertainment Co., Ltd.		833		(1,071)		—		897		659
The Contents Entertainment		2,133		(555)		—		—		1,578
Olive Nine Creative Co., Ltd.		249		(31)		—		—		218
Tourtainment Inc.		134		(100)		—		—		34
Music City China Co., Ltd. (Notes 1 and 3)		—		—		—		—		—
Doremi Music Publishing Co., Ltd. (Note 1)		—		—		—		217		217
Bluecord Corp. (Note 1)		—		—		—		1,611		1,611
PARANGOYANGI (Note 1)		—		—		—		58		58
Music City Media Co., Ltd. (Notes 1 and 3)		—		—		—		—		—
Dooristar Co., Ltd. (Note 1)		—		—		—		112		112
Oscar ent. Co., Ltd. (Note 1)		—		—		—		417		417
Netcom		—		—		—		90		90
TPS		—		—		—		164		164
ETN		—		—		—		1		1

Total	~~W~~	211,156	~~W~~	17,982	(~~W~~	732)	~~W~~	6,176	~~W~~	234,582

	2008
				Equity in	Increase
				income	(decrease) in
	January 1,			(loss)	equity of		Other increase		December 31,
	2008			(Note 4)	associates		(decrease)		2008

Company K Movie Asset Fund No. 1	~~W~~	—	(~~W~~	197)	~~W~~	—	~~W~~	9,000	~~W~~	8,803
KT-Global New Media Fund (Note 1)		—		(183)		—		6,000		5,817
KTD (Note 1)		8,085		273		—		—		8,358
Metropol Property LLC (Note 1)		—		(12)		49		1,739		1,776
Korea Information Technology Fund		110,826		2,506		(1,696)		(727)		110,909
KBSi Co., Ltd.		3,408		1,271		—		—		4,679
eNtoB Corp. (Note 1)		7,039		655		(4)		1,050		8,740
KDB (Note 1)		24,892		1,527		6,183		326		32,928
Sky Life Contents Fund		4,997		(1,260)		—		—		3,737
Everyshow		—		(274)		—		1,500		1,226
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc.”) (Note 1)		7,147		64		(258)		—		6,953
Goodmorning F Co., Ltd.		1,151		314		(5)		—		1,460
CURD (formerly, “KNRDC”)		3,788		4,631		(50)		—		8,369
KID		13,541		353		—		(228)		13,666
KIS (Note 1)		10,792		2,191		—		(171)		12,812
Korea Seoul Contact all Co., Ltd.		271		56		—		—		327
Korea Service and Communication Co., Ltd.		274		67		—		—		341
Korea Call Center Co., Ltd.		266		66		—		—		332
TMWorld Co., Ltd.		294		26		—		—		320
UMS&C		275		18		—		—		293
Exdell Corporation (Note 1)		177		41		—		—		218
Information Technology Service Bukbu Corporation		190		35		—		—		225
Information Technology Solution Nambu Corporation		190		31		—		—		221
Information Technology Solution Seobu Corporation (Note 1)		190		32		—		—		222
Information Technology Solution Busan Corporation		190		56		—		—		246
Information Technology Solution Jungbu Corporation		190		105		—		—		295
Information Technology Solution Honam Corporation		190		58		—		—		248
Information Technology Solution Daegu Corporation		190		28		—		—		218
MOS facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Notes 1 and 2)		3,016		(1,047)		—		(1,928)		41
Wooridul Entertainment Investment Fund-1 (Note 1)		—		(71)		—		1,600		1,529
MTC (Note 1)		10,020		1,520		2,397		(648)		13,289
KTC Media Contents Investment Fund No.1 (Note 1)		—		10		—		4,500		4,510
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”)		5,011		27		—		—		5,038
KTF-DoCoMo Mobile Investment Fund		4,491		(52)		—		—		4,439
Boston Film Fund		7,149		(2,868)		—		—		4,281
Harex InfoTech Inc.		1,183		(552)		—		—		631
U-Mobile		—		(19,699)		5,662		96,700		82,663
Shinhan-KTF Mobilecard Co., Ltd.		—		(292)		—		1,000		708
Olive Nine Entertainment Co., Ltd. (Note 3)		659		(659)		—		—		—
The Contents Entertainment		1,578		(628)		—		—		950
Olive Nine Creative Co., Ltd.		218		(68)		—		—		150
Tourtainment Inc. (Note 5)		34		(5)		—		(29)		—
Music City China Co., Ltd. (Notes1 and 3)		—		—		—		—		—
Doremi Music Publishing Co,, Ltd. (Notes 1 and 3)		217		(217)		—		—		—
Bluecord Corp. (Notes 1 and 3)		1,611		109		—		(1,720)		—
PARANGOYANGI (Notes 1 and 3)		58		(58)		—		—		—
Music City Media Co., Ltd. (Notes 1 and 3)		—		—		—		—		—
Dooristar Co., Ltd. (Notes 1 and 3)		112		(112)		—		—		—
Oscar ent. Co., Ltd. (Note 1)		417		(33)		—		—		384

	2008
				Equity in	Increase
				income	(decrease) in
	January 1,			(loss)	equity of		Other increase		December 31,
	2008			(Note 4)	associates		(decrease)		2008

D&G Star Co., Ltd. (Notes 1 and 2)		—		(42)		—		232		190
Paramount Music Co., Ltd. (Note 2)		—		—		—		313		313
Onestone Communication Co., Ltd. (Notes 1 and 2)		—		(25)		—		231		206
Netcom		90		(32)		—		22		80
TPS		164		—		—		41		205
ETN		1		—		—		—		1

Total	~~W~~	234,582	(~~W~~	12,316)	~~W~~	12,278	~~W~~	118,803	~~W~~	353,347

(Note 1)	These securities were accounted for using the equity method of accounting based on unaudited financial statements as of and for the year ended December 31, 2008 as the audited financial statements on these companies could not be obtained by the Company’s year-end closing. In order to verify the reliability of such unaudited financial statements, the Company has performed the following procedures and found no significant exceptions:

	i)	Obtain the unaudited financial statements signed by the investee’s chief executive officer and statutory auditor.

	ii)	Identified whether the major transactions or accounting events, including those disclosed to public by the investee, which were acknowledged by the Company are properly reflected in the unaudited financial statements.

	iii)	Identify the major accounting issues under discussion between the investee and its external auditors and the investee’s plan to resolve such issues.

	iv)	Analyze the effect of potential difference between the unaudited and audited financial statements.

(Note 2)	For the year ended December 31, 2008, the Company recognized impairment loss on investment difference totaling ~~W~~2,654 million due to the decline in the recoverable amount of MOS facilities Co., Ltd. (formerly, Mostech Co., Ltd.) and other three equity method investments.

(Note 3)	The Company discontinued the equity method of accounting since the book values of the investments in Olive Nine Entertainment Co., Ltd. and other six equity method investments are below zero due to accumulated deficit.

(Note 4)	Equity income (loss) until the date of acquisition from the newly consolidated entities in 2008 was excluded. Meanwhile, in accordance with the SKAS No. 24 “Preparation and Presentation of Financial Statements II (Financial Industry)”, equity income amounting to ~~W~~9 million recognized by KT Capital is reclassified as operating revenue.

(Note 5)	As the Company lost significant influence on investment in equity securities of Tourtainment Inc. during the year ended December 31, 2008, such securities were transferred to available-for-sale securities

c.	Changes in Investment Difference

Changes in investment differences from equity method investment securities for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007										2008
	January 1,								December 31,,		January 1,						Impairment		December 31,
Affiliate	2007		Increase		Amortization		Other		2007		2008		Increase		Amortization		loss		2008

Metropol Property LLC	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,491	(~~W~~	149)	~~W~~	—	~~W~~	1,342
eNtoB Corp.		—		346		(32)		—		314		314		316		(77)		—		553
KDB		33,413		—		(11,557)		—		21,856		21,856		—		(10,928)		—		10,928
MOS facilities (formerly, “Mostech Co., Ltd.”)		3,471		—		(771)		—		2,700		2,700		—		(772)		(1,928)		—
Harex InfoTech Inc.		1,149		—		(383)		—		766		766		—		(383)		—		383
U-Mobile		—		—		—		—		—		—		58,307		(8,746)		—		49,561
OliveNine Entertainment Co., Ltd.		1,932		—		(644)		—		1,288		1,288		—		(644)		—		644
The Contents Entertainment		1,876		—		(456)		—		1,420		1,420		—		(473)		—		947
Doremi Music Publishing Co., Ltd.		—		—		—		(23)		(23)		(23)		—		8		—		(15)
D&G Star Co., Ltd.		—		—		—		—		—		—		28		—		(28)		—
Paramount Music Co., Ltd.		—		—		—		—		—		—		687		—		(687)		—

Total	~~W~~	41,841	~~W~~	346	(~~W~~	13,843)	(~~W~~	23)	~~W~~	28,321	~~W~~	28,321	~~W~~	60,829	(~~W~~	22,164)	(~~W~~	2,643)	~~W~~	64,343

d.	Elimination of Unrealized Gains (Losses)

Unrealized gains (losses) arising from intercompany transactions, which are eliminated, as of December 31, 2008 are nil.

e.	Cumulative Changes in the Company’s Equity in Net Asset Value of The Investee’s not Recognized

Cumulative changes in the Company’s equity in net asset value of the investees not recognized due to the discontinuance of the equity method of accounting as of December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007		2008

Olive Nine Entertainment Co., Ltd.	~~W~~	—	(~~W~~	1,074)
Doremi Music Publishing Co., Ltd.		—		(7)
PARANGOYANGI		—		(303)
Music City Media Co., Ltd.		(527)		(688)
Dooristar Co., Ltd.		—		(398)

Total	(~~W~~	527)	(~~W~~	2,470)

f.	Condensed Financial Information of The Investees (in millions of Korean won):

	2007
	Total		Total				Net
	assets		liabilities		Revenue		income (loss)

KTD	~~W~~	62,967	~~W~~	39,190	~~W~~	43,570	~~W~~	643
Korea Information Technology Fund		332,476		—		33,644		22,712
KBSi Co., Ltd.		18,429		7,904		26,227		1,845
eNtoB Corp.		64,311		39,728		563,278		3,014
KDB		513,708		341,515		387,393		38,199
Sky Life Contents Fund		22,716		505		469		(236)
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”)		35,609		173		3,979		(7,690)
Goodmorning F Co., Ltd.		16,988		10,927		56,842		1,707
CURD (formerly, “KNRDC”)		46,034		26,100		62,074		7,435
KID		99,632		28,363		194,977		7,862
KIS		82,373		25,571		143,024		13,409
Korea Seoul Contact all Co., Ltd.		4,989		3,565		37,876		224
Korea Service and Communication Co., Ltd.		4,150		2,708		31,015		243
Korea Call Center Co., Ltd.		4,070		2,671		27,523		199
TMworld Co., Ltd.		3,799		2,371		26,995		348
UMS&C		4,255		2,808		26,691		247
Exdell Corporation		1,020		90		200		(70)
Information Technology Service Bukbu Corporation		1,000		—		—		—
Information Technology Solution Nambu Corporation		1,000		—		—		—
Information Technology Solution Seobu Corporation		1,000		—		—		—
Information Technology Solution Busan Corporation		1,000		—		—		—
Information Technology Solution Jungbu Corporation		1,000		—		—		—
Information Technology Solution Honam Corporation		1,000		—		—		—
Information Technology Solution Daegu Corporation		1,000		—		—		—
MOS facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)		7,501		5,735		19,879		(2,222)
KTPI		208		112,751		20		(13,481)
MTC		32,149		7,100		28,229		3,081
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”)		10,133		112		—		8
KTF-DoCoMo Mobile Investment Fund		10,083		104		—		(20)
Boston Film Fund		18,832		513		1,319		(2,215)
Harex InfoTech Inc.,		3,544		1,573		5,626		(1,589)
Olive Nine Entertainment Co., Ltd.		770		1,702		1,284		630
The Contents Entertainment		1,275		964		3,046		193
Olive Nine Creative Co., Ltd.		675		165		2		(70)
Tourtainment Inc.		219		79		157		(404)
Doremi Music Publishing Co., Ltd.		251		14		179		(32)
Bluecord Corp.		5,003		3,323		1,685		(690)
PARANGOYANGI		856		798		2,789		(279)
Music City Media Co., Ltd.		556		1,114		1,322		92
Dooristar Co., Ltd.		998		529		533		(218)
Oscar ent. Co., Ltd.		1,129		278		1,606		250

	2008
	Total		Total					Net
	assets		liabilities		Revenue			income (loss)

Company K Movie Asset Fund No. 1	~~W~~	14,671	~~W~~	—	~~W~~	—	(~~W~~	329)
KT-Global New Media Fund		11,654		19		—		(365)
KTD		62,779		38,198		44,325		804
Metropol Property LLC		1,310		33		847		403
Korea Information Technology Fund		332,724		—		19,742		7,518
KBSi Co., Ltd.		21,638		7,188		31,526		3,926
eNtoB Corp.		79,327		52,189		756,983		2,635
KDB		508,039		287,103		386,958		31,225
Sky Life Contents Fund		16,798		189		795		(5,602)
Everyshow		6,301		538		1,359		(1,287)
Kiwoom Investment Co., Ltd.(formerly, “Korea IT Venture Partners Inc”)		34,651		177		6,146		316
Goodmorning F Co., Ltd.		12,476		4,791		54,851		1,654
CURD (formerly, “KNRDC”)		83,655		39,607		67,241		24,374
KID		103,117		31,191		211,410		2,020
KIS		94,355		26,921		149,293		11,654
Korea Seoul Contact all Co., Ltd.		6,420		4,700		43,581		296
Korea Service and Communication Co., Ltd.		4,860		3,064		31,584		354
Korea Call Center Co., Ltd.		4,893		3,144		29,851		349
TMworld Co., Ltd.		4,487		2,803		30,386		257
UMS&C		4,737		3,196		31,121		94
Exdell Corporation		2,331		1,186		11,280		215
Information Technology Service Bukbu Corporation		4,802		3,619		11,802		183
Information Technology Solution Nambu Corporation		5,593		4,430		13,954		162
Information Technology Solution Seobu Corporation		4,782		3,612		12,430		170
Information Technology Solution Busan Corporation		5,095		3,799		11,182		296
Information Technology Solution Jungbu Corporation		5,600		4,045		12,569		555
Information Technology Solution Honam Corporation		4,872		3,567		11,907		305
Information Technology Solution Daegu Corporation		3,324		2,175		6,690		148
MOS facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)		6,892		6,661		21,135		(1,535)
Wooridul Entertainment Investment Fund-1		7,594		1		68		(407)
MTC		40,992		7,769		28,167		3,799
KTC Media Contents Investment Fund No.1		5,591		79		91		12
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”)		10,126		50		621		(10)
KTF-DoCoMo Mobile Investment Fund		10,378		515		416		(116)
Boston Film Fund		11,482		513		345		(7,408)
Harex InfoTech Inc.		2,252		1,082		2,798		(801)
U-Mobile		307,425		106,809		27,314		(66,379)
Shinhan-KTF Mobilecard Co., Ltd.		1,509		93		34		(584)
Olive Nine Entertainment Co., Ltd.		251		1,837		1,384		(653)
The Contents Entertainment		752		747		1,937		(305)
Olive Nine Creative Co., Ltd.		548		198		53		(160)
Doremi Music Publishing Co., Ltd.		17		24		39		26
PARANGOYANGI		408		711		572		(355)
Music City Media Co., Ltd.		464		1,089		639		19
Dooristar Co., Ltd.		243		586		24		182
Oscar ent. Co., Ltd.		895		213		807		(82)
D&G Star Co., Ltd.		235		815		879		(632)
Onestone Communication Co., Ltd.		397		133		—		(38)

8.	PROPERTY AND EQUIPMENT
a.	Changes in property and equipment for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007
			Acquisition cost
			(including
	January 1,		capital				Depreciation		Impairment		Others		December 31,
	2007		expenditures)		Disposal		(Note 1)		loss		(Note 2)		2007

Land (Note 3)	~~W~~	1,208,244	~~W~~	1,424	(~~W~~	3,471)	~~W~~	—	~~W~~	—	~~W~~	48,982	~~W~~	1,255,179
Buildings (Note 3)		3,245,655		3,398		(10,744)		(138,362)		—		152,090		3,252,037
Structures		246,597		122		(1,642)		(19,657)		—		20,010		245,430
Machinery		9,508,929		65,188		(149,797)		(2,767,946)		(4,931)		2,850,166		9,501,609
Vehicles		13,830		990		(3,581)		(4,667)		—		3,255		9,827
Others		551,991		258,167		(23,896)		(295,255)		(3,059)		127,028		614,976
Construction- in-progress		392,183		3,306,356		(209)		—		—		(3,289,386)		408,944

	~~W~~	15,167,429	~~W~~	3,635,645	(~~W~~	193,340)	(~~W~~	3,225,887)	(~~W~~	7,990)	(~~W~~	87,855)	~~W~~	15,288,002

	2008
			Acquisition cost
			(including
	January 1,		capital						Impairment		Others		December 31,
	2008		expenditures)		Disposal		Depreciation		loss		(Note 2)		2008

Land (Note 3)	~~W~~	1,255,179	~~W~~	225	(~~W~~	6,175)	~~W~~	—	~~W~~	—	~~W~~	40,001	~~W~~	1,289,230
Buildings (Note 3)		3,252,037		38,787		(26,905)		(146,589)		—		298,587		3,415,917
Structures		245,430		482		(8,188)		(19,079)		—		11,031		229,676
Machinery		9,501,609		67,543		(83,732)		(2,778,108)		(20,521)		2,686,282		9,374,073
Vehicles		9,827		33,161		(670)		(9,328)		—		1,616		34,606
Others		614,976		134,534		(20,592)		(311,187)		(155)		132,126		549,702
Construction- in-progress		408,944		3,087,737		(20)		—		—		(3,201,234)		295,427

	~~W~~	15,288,002	~~W~~	3,362,469	(~~W~~	145,282)	(~~W~~	3,264,291)	(~~W~~	20,676)	(~~W~~	31,591)	~~W~~	15,188,631

(Note 1)	Depreciation until the date of acquisition of the newly consolidated entities in 2007 was excluded.

(Note 2)	Others mainly consist of the transfers from construction-in-progress to machinery, increase in contribution for construction, increase due to changes in consolidated entities and reclassifications.

(Note 3)	Certain portion of lands and buildings were pledged as collateral relating to short-term and long-term borrowings and certain lease contracts. The maximum pledged amount as of December 31, 2008 was ~~W~~65,726 million.

9.	STANDARD VALUE OF LAND
The standard value of land declared by the government as of December 31, 2007 and 2008 are as follows (in millions of Korean won):
a.	Land

		2007				2008
	Entities	Book value		Standard value		Book value		Standard value

KT	Metropolitan District (including the head office)	~~W~~	597,041	~~W~~	3,555,541	~~W~~	627,905	~~W~~	3,885,826
	Busan District		106,726		455,810		108,483		458,029
	Jeonnam District		91,997		225,623		92,470		223,596
	Daegu District		117,920		315,398		118,659		322,979
	Chungnam District		49,695		181,661		50,329		185,977
	Jeonbuk District		48,192		113,220		47,939		113,395
	Kangwon District		44,970		97,931		44,738		99,650
	Chungbuk District		31,430		99,375		31,844		99,053
	Jeju District		15,508		32,651		15,826		32,916

	Sub-total		1,103,479		5,077,210		1,138,193		5,421,421

	KTF		119,032		160,748		118,742		181,810
	Others (Domestic)		32,091		44,780		31,522		44,509
	Others (Oversea) (Note)		577	(Note)			773	(Note)

	Total	~~W~~	1,255,179	~~W~~	5,282,738	~~W~~	1,289,230	~~W~~	5,647,740

(Note)	As of December 31, 2007 and 2008, no standard value of land declared in overseas subsidiaries is available.
b.	Investment property

		2007				2008
Entities	Account	Book value		Standard value		Book value		Standard value

TSC	Other Investment assets	~~W~~	1,336	~~W~~	1,109	~~W~~	1,336	~~W~~	1,162

10.	CONTRIBUTION FOR CONSTRUCTION
Changes in contribution for construction which was used in the acquisition of property and equipment for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007
	January 1,								December 31,
	2007		Increase		Decrease		Transfer		2007

Buildings	~~W~~	2,732	~~W~~	—	(~~W~~	1,337)	~~W~~	911	~~W~~	2,306
Structures		1,402		—		(170)		285		1,517
Machinery		98,371		—		(43,037)		55,977		111,311
Others		1,490		—		(1,038)		1,085		1,537
Construction-in-progress		70,163		76,625		—		(58,258)		88,530

Total	~~W~~	174,158	~~W~~	76,625	(~~W~~	45,582)	~~W~~	—	~~W~~	205,201

	2008
	January 1,								December 31,
	2008		Increase		Decrease		Transfer		2008

Buildings	~~W~~	2,306	~~W~~	—	(~~W~~	221)	~~W~~	103	~~W~~	2,188
Structures		1,517		—		(175)		165		1,507
Machinery		111,311		—		(45,196)		53,196		119,311
Others		1,537		—		(1,370)		1,619		1,786
Construction-in-progress		88,530		74,228		—		(55,083)		107,675

Total	~~W~~	205,201	~~W~~	74,228	(~~W~~	46,962)	~~W~~	—	~~W~~	232,467

11.	INTANGIBLE ASSETS
a.	Changes in intangible assets for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007
						Reversal
	January 1,					(Amortization)	Impairment				December 31,
	2007		Increase			(Note)	loss		Others		2007

Goodwill	~~W~~	488,650	~~W~~	—	(~~W~~	138,405)	~~W~~	—	~~W~~	21,255	~~W~~	371,500
Negative goodwill		(518)		—		518		—		—		—
Frequency usage rights		1,040,878		—		(115,417)		—		1,320		926,781
Development costs		208,625		113,902		(115,370)		(324)		1,327		208,160
Industrial rights		7,918		3,196		(1,764)		—		6		9,356
Software		105,198		31,451		(32,807)		(1,216)		1,653		104,279
Others		108,840		40,446		(26,860)		(7,417)		238		115,247

Total	~~W~~	1,959,591	~~W~~	188,995	(~~W~~	430,105)	(~~W~~	8,957)	~~W~~	25,799	~~W~~	1,735,323

	2008
	January 1,				Reversal		Impairment				December 31,
	2008		Increase		(Amortization)		loss		Others		2008

Goodwill	~~W~~	371,500	~~W~~	—	(~~W~~	145,154)	(~~W~~	16,078)	~~W~~	18,126	~~W~~	228,394
Negative goodwill		—		—		65		—		(65)		—
Frequency usage rights		926,781		1,005		(115,649)		—		—		812,137
Development costs		208,160		100,118		(114,345)		—		(140)		193,793
Industrial rights		9,356		2,324		(1,825)		—		348		10,203
Software		104,279		37,298		(36,436)		(322)		1,328		106,147
Others		115,247		49,027		(25,135)		(1,035)		(14,540)		123,564

Total	~~W~~	1,735,323	~~W~~	189,772	(~~W~~	438,479)	(~~W~~	17,435)	~~W~~	5,057	~~W~~	1,474,238

(Note)	Amortization until the date of acquisition of the newly consolidated entities in 2007 was excluded.
The Company’s research and ordinary development expenses amounted to ~~W~~291,010 million and ~~W~~283,147 million for the years ended December 31, 2007 and 2008, respectively.

b.	Details of goodwill and negative goodwill as of December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007
	January 1,				Reversal
	2007		Increase		(Amortization)		December 31, 2007

KTF	~~W~~	455,397	~~W~~	—	(~~W~~	130,113)	~~W~~	325,284
Sidus FNH		15,498		—		(3,875)		11,623
Oilve Nine		17,755		—		(3,551)		14,204
KTFT		(518)		—		518		—
KT FDS		—		5,772		(866)		4,906
KTF Music (formerly, Bluecord Technology Co., Ltd.)		—		11,206		—		11,206
East Telecom		—		4,277		—		4,277

Total	~~W~~	488,132	~~W~~	21,255	(~~W~~	137,887)	~~W~~	371,500

	2008
	January 1,				Reversal		Impairment		December 31,
	2008		Increase		(Amortization)		loss		2008

KTF	~~W~~	325,284	~~W~~	—	(~~W~~	130,114)	~~W~~	—	~~W~~	195,170
Sidus FNH		11,623		—		(3,874)		(5,425)		2,324
Oilve Nine		14,204		—		(3,551)		(10,653)		—
KT FDS		4,906		—		(1,154)		—		3,752
KTF Music (formerly, Bluecord Technology Co., Ltd.)		11,206		—		(2,241)		—		8,965
East Telecom		4,277		1,508		(1,157)		—		4,628
Nasmedia		—		14,436		(2,654)		—		11,782
Sofnics		—		(65)		65		—		—
JB Edu		—		2,182		(409)		—		1,773

Total	~~W~~	371,500	~~W~~	18,061	(~~W~~	145,089)	(~~W~~	16,078)	~~W~~	228,394

12.	PRESENT VALUE OF ASSETS AND LIABILITIES
Assets and liabilities measured at present value as of December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007
	Discount rate	Collection	Nominal		Present
Accounts	(%)	period	value		value		Discount

Accounts receivable—trade	5.33~7.04	2008	~~W~~	302,946	~~W~~	299,466	~~W~~	3,480
Accounts receivable—other	5.38~8.85	2008		18,738		17,718		1,020
Long-term accounts receivable—trade	5.33~7.04	2009~2025		126,955		99,504		27,451
Long-term accounts receivable—other	5.38~8.85	2009~2011		38,438		36,171		2,267
Accounts payable—other	9.93	2008		110,000		108,920		1,080
Current portion of long-term bonds and borrowings	4.23~7.45	2008		1,020,464		1,020,444		20
Long-term accounts payable—other	9.93	2009~2011		456,972		413,260		43,712
Long-term borrowings	7.35	2009~2015		4,256		3,126		1,130

	2008
	Discount rate	Collection	Nominal		Present
Accounts	(%)	period	value		value		Discount

Accounts receivable—trade	5.23~7.9	2009	~~W~~	553,806	~~W~~	537,973	~~W~~	15,833
Accounts receivable—other	5.23~8.85	2009		32,831		31,204		1,627
Long-term accounts receivable—trade	5.23~7.9	2010~2025		335,044		287,706		47,338
Long-term accounts receivable—other	5.23~8.85	2010~2011		17,144		16,466		678
Accounts payable—trade	5.91~10.36	2009		15,178		13,417		1,761
Accounts payable—other	5.23~5.83	2009		134,200		132,757		1,443
Long-term accounts payable—trade	5.91~10.36	2010~2018		23,583		16,856		6,727
Long-term accounts payable—other	6.78~9.93	2010~2011		323,292		300,430		22,862
Long-term borrowings	5.23~8.85	2010~2015		3,564		2,693		871

13.	LONG-TERM DEBT
a.	Bonds

Bonds as of December 31, 2007 and 2008 are summarized as follows (in millions of Korean won and thousands of foreign currencies):

	2007
							Interest rate
Company	Type	Issue date	Amount		Maturity	Repayment method	per annum

KT	MTNP notes (Note 1)	6/24/2004	~~W~~ (USD	562,920 600,000)	6/24/2014	Payable in full at maturity	5.88%
	MTNP notes (Note 1)	9/7/2004	~~W~~ (USD	93,820 100,000)	9/7/2034	Payable in full at maturity	6.50%
	MTNP notes (Note 1)	7/15/2005	~~W~~ (USD	375,280 400,000)	7/15/2015	Payable in full at maturity	4.88%
	MTNP notes (Note 1)	5/3/2006	~~W~~ (USD	187,640 200,000)	5/3/2016	Payable in full at maturity	5.88%
	Euro bonds	4/11/2007	~~W~~ (USD	187,640 200,000)	4/11/2012	Payable in full at maturity	5.13%
	The 130th Public bond	1/19/2001	~~W~~	50,000	1/19/2008	Payable in full at maturity	7.28%
	The 132nd Public bond	2/9/2001		70,000	2/9/2011	Payable in full at maturity	7.68%
	The 133rd Public bond	2/12/2001		50,000	2/12/2008	Payable in full at maturity	6.78%
	The 138th Public bond	2/28/2001		100,000	2/28/2008	Payable in full at maturity	7.45%
	The 154th Public bond	7/31/2002		220,000	7/31/2009	Payable in full at maturity	6.70%
	The 156th Public bond	9/30/2002		180,000	9/30/2009	Payable in full at maturity	6.35%
	The 158th Public bond	4/30/2003		220,000	4/30/2008	Payable in full at maturity	5.29%
	The 159th Public bond	10/27/2003		300,000	10/27/2013	Payable in full at maturity	5.39%
	The 160th Public bond	11/24/2003		200,000	11/24/2010	Payable in full at maturity	5.45%
	The 161st Public bond	12/23/2003		230,000	12/23/2010	Payable in full at maturity	5.61%
	The 162nd Public bond	2/27/2004		320,000	2/27/2011	Payable in full at maturity	5.52%
	The 163rd Public bond	3/30/2004		170,000	3/30/2014	Payable in full at maturity	5.51%
	The 164th Public bond	6/21/2004		260,000	6/21/2011	Payable in full at maturity	5.22%
	The 165-1st Public bond	8/26/2004		130,000	8/26/2011	Payable in full at maturity	4.22%
	The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	Payable in full at maturity	4.44%
	The 166-1st Public bond	3/21/2005		220,000	3/21/2010	Payable in full at maturity	4.37%
	The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	Payable in full at maturity	4.57%
	The 167-1st Public bond	4/20/2005		100,000	4/20/2012	Payable in full at maturity	4.59%
	The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	Payable in full at maturity	4.84%
	The 168-1st Public bond	6/21/2005		240,000	6/21/2012	Payable in full at maturity	4.43%
	The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	Payable in full at maturity	4.66%
	The 169th Public bond	4/3/2007		140,000	4/3/2012	Payable in full at maturity	5.01%

KTP	Private bond	5/3/2006		8,333	3/3/2009	Payable in installments	6.32%
	Private bond	12/15/2006		9,300	12/15/2008	Payable in full at maturity	6.25%

KTN	The 18th Private bond	3/31/2005		5,000	3/31/2008	Payable in full at maturity	5.29%
	Public bond	4/17/2007		10,000	4/17/2010	Payable in full at maturity	5.29%

KTF	The 44th Public bond	2/19/2004		360,000	2/19/2009	Payable in full at maturity	5.66%
	The 45th Public bond	3/15/2004		320,000	3/15/2008	Payable in full at maturity	5.24%
	The 47-1st Public bond	7/12/2004		230,000	7/13/2009	Payable in full at maturity	4.95%
	The 47-2nd Public bond	7/12/2004		70,000	7/12/2011	Payable in full at maturity	5.32%
	The 48th Public bond	2/15/2005		200,000	2/15/2010	Payable in full at maturity	5.31%

	2007
							Interest rate
Company	Type	Issue date	Amount		Maturity	Repayment method	per annum

KTR	The 16th Private bond	1/4/2005		750	1/4/2008	Payable in installments	4.39%
	The 19-1st Public bond	5/10/2005		40,000	5/10/2008	Payable in full at maturity	4.23%
	The 19-2nd Public bond	5/10/2005		10,000	5/10/2010	Payable in full at maturity	4.69%
	The 21-1~5th Private bond	6/15/2005		4,000	6/15/2008	Payable in installments	4.58%
	The 22nd Private bond	8/31/2005		2,500	8/31/2008	Payable in installments	4.95%
	The 23rd Public bond	9/14/2005		30,000	9/14/2008	Payable in full at maturity	5.02%
	The 10th Public bond	6/18/2007		40,000	6/18/2010	Payable in full at maturity	5.70%
	The 11th Private bond	12/6/2007		20,000	12/6/2010	Payable in full at maturity	6.85%

KT Capital	The 1st Private bond	3/16/2007		30,000	3/16/2010	Payable in full at maturity	5.42%
	The 2nd Private bond	4/16/2007		20,000	4/16/2010	Payable in full at maturity	5.56%
	The 3rd Private bond	4/19/2007		20,000	4/19/2008	Payable in full at maturity	5.59%
	The 4th Public bond	5/30/2007		40,000	5/30/2010	Payable in full at maturity	5.70%
	The 5th Private bond	6/29/2007		20,000	6/29/2010	Payable in full at maturity	5.67%
	The 6-1st Public bond	8/3/2007		20,000	8/3/2009	Payable in full at maturity	5.64%
	The 6-2nd Public bond	8/3/2007		30,000	8/3/2010	Payable in full at maturity	5.72%
	The 7-1st Public bond	8/31/2007		30,000	8/31/2009	Payable in full at maturity	5.99%
	The 7-2nd Public bond	8/31/2007		20,000	8/31/2010	Payable in full at maturity	6.05%
	The 8th Private bond	9/28/2007		30,000	9/28/2010	Payable in full at maturity	6.26%
	The 9-1st Public bond	10/18/2007		30,000	10/18/2009	Payable in full at maturity	6.37%
	The 9-2nd Public bond	10/18/2007		20,000	10/18/2010	Payable in full at maturity	6.44%
	The 10th Public bond	11/12/2007		50,000	11/12/2008	Payable in full at maturity	6.26%
	The 11th Public bond	12/27/2007		20,000	12/27/2010	Payable in full at maturity	CD(91D)+ 1.39%

Olive Nine	The 5th Private convertible bond (Note 2)	2/17/2006		3,000	2/17/2009	Payable in full at maturity	10.00%

KTF Music (formerly, Bluecord Technology Co., Ltd.)	The 2nd Private bond with warrant (Note 3)	9/2/2005		2,100	9/2/2008	Payable in full at maturity	7.11%

	Total		~~W~~	6,782,283

Less current portion				(910,316)

Long-term portion				5,871,967

Conversion right adjustment				(277)
Repayment premium				695
Discount on bonds				(29,558)

	Net		~~W~~	5,842,827

	2008
							Interest rate
Company	Type	Issue date	Amount		Maturity	Repayment method	per annum

KT	MTNP notes (Note 1)	6/24/2004	~~W~~ (USD	754,500 600,000)	6/24/2014	Payable in full at maturity	5.88%
	MTNP notes (Note 1)	9/7/2004	~~W~~ (USD	125,750 100,000)	9/7/2034	Payable in full at maturity	6.50%
	MTNP notes (Note 1)	7/15/2005	~~W~~ (USD	503,000 400,000)	7/15/2015	Payable in full at maturity	4.88%
	MTNP notes (Note 1)	5/3/2006	~~W~~ (USD	251,500 200,000)	5/3/2016	Payable in full at maturity	5.88%
	Euro bonds	4/11/2007	~~W~~ (USD	251,500 200,000)	4/11/2012	Payable in full at maturity	5.13%
	FR notes	9/11/2008	~~W~~ (USD	251,500 200,000)	9/11/2013	Payable in full at maturity	4.32%
	The 132nd Public bond	2/9/2001	~~W~~	70,000	2/9/2011	Payable in full at maturity	7.68%
	The 154th Public bond	7/31/2002		220,000	7/31/2009	Payable in full at maturity	6.70%
	The 156th Public bond	9/30/2002		180,000	9/30/2009	Payable in full at maturity	6.35%
	The 159th Public bond	10/27/2003		300,000	10/27/2013	Payable in full at maturity	5.39%
	The 160th Public bond	11/24/2003		200,000	11/24/2010	Payable in full at maturity	5.45%
	The 161st Public bond	12/23/2003		230,000	12/23/2010	Payable in full at maturity	5.61%
	The 162nd Public bond	2/27/2004		320,000	2/27/2011	Payable in full at maturity	5.52%
	The 163rd Public bond	3/30/2004		170,000	3/30/2014	Payable in full at maturity	5.51%
	The 164th Public bond	6/21/2004		260,000	6/21/2011	Payable in full at maturity	5.22%
	The 165-1st Public bond	8/26/2004		130,000	8/26/2011	Payable in full at maturity	4.22%
	The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	Payable in full at maturity	4.44%
	The 166-1st Public bond	3/21/2005		220,000	3/21/2010	Payable in full at maturity	4.37%
	The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	Payable in full at maturity	4.57%
	The 167-1st Public bond	4/20/2005		100,000	4/20/2012	Payable in full at maturity	4.59%
	The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	Payable in full at maturity	4.84%
	The 168-1st Public bond	6/21/2005		240,000	6/21/2012	Payable in full at maturity	4.43%
	The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	Payable in full at maturity	4.66%
	The 169th Public bond	4/3/2007		140,000	4/3/2012	Payable in full at maturity	5.01%
	The 170th Public bond	1/11/2008	~~W~~ (JPY	174,236 12,500,000)	1/11/2011	Payable in full at maturity	1.45%
	The 171st Public bond	2/28/2008		100,000	2/28/2013	Payable in full at maturity	5.41%
	The 172-1st Public bond	3/31/2008	~~W~~ (USD	62,875 50,000)	3/31/2011	Payable in full at maturity	4.20%
	The 172-2nd Public bond	3/31/2008	~~W~~ (USD	138,325 110,000)	3/31/2012	Payable in full at maturity	4.30%
	The 173-1st Public bond	8/6/2008	~~W~~	100,000	8/6/2013	Payable in full at maturity	6.49%
	The 173-2nd Public bond	8/6/2008		100,000	8/6/2018	Payable in full at maturity	6.62%
	The 174-1st Public bond	12/19/2008		100,000	12/19/2010	Payable in full at maturity	5.34%
	The 174-2nd Public bond	12/19/2008		130,000	12/19/2011	Payable in full at maturity	5.56%

KTP	The 4th Private bond	5/3/2006		1,667	3/3/2009	Payable in installments	6.66%

KTN	Public bond	4/17/2007		10,000	4/17/2010	Payable in full at maturity	5.29%
	Public bond	7/24/2008		5,000	7/24/2011	Payable in full at maturity	6.82%

KTF	The 44th Public bond	2/19/2004		360,000	2/19/2009	Payable in full at maturity	5.66%
	The 47-1st Public bond	7/12/2004		230,000	7/13/2009	Payable in full at maturity	4.95%
	The 47-2nd Public bond	7/12/2004		70,000	7/12/2011	Payable in full at maturity	5.32%
	The 48th Public bond	2/15/2005		200,000	2/15/2010	Payable in full at maturity	5.31%

	2008
							Interest rate
Company	Type	Issue date	Amount		Maturity	Repayment method	per annum

KTF	The 49th Public bond	2/25/2008	~~W~~ (USD	220,063 175,000)	2/25/2011	Payable in full at maturity	3.66%
	The 50th Public bond	4/28/2008	~~W~~ (JPY	97,572 7,000,000)	4/28/2011	Payable in full at maturity	2.48%
	The 51-1st Public bond	6/20/2008	~~W~~ (USD	119,463 95,000)	6/20/2011	Payable in full at maturity	3.13%
	The 51-2nd Public bond	6/20/2008	~~W~~	70,000	6/20/2013	Payable in full at maturity	6.41%
	The 52-1st Public bond	8/4/2008		100,000	8/4/2011	Payable in full at maturity	6.20%
	The 52-2nd Public bond	8/4/2008		100,000	8/4/2013	Payable in full at maturity	6.64%
	The 53-1st Public bond	12/1/2008		20,000	12/1/2010	Payable in full at maturity	8.23%
	The 53-2nd Public bond	12/1/2008		180,000	12/1/2011	Payable in full at maturity	8.36%

KTR	Public bond (the 19-2nd)	5/10/2005		10,000	5/10/2010	Payable in full at maturity	4.69%
	The 10th Public bond	6/18/2007		40,000	6/18/2010	Payable in full at maturity	5.70%
	The 11th Private bond	12/6/2007		20,000	12/6/2010	Payable in full at maturity	6.85%
	The 12th Public bond	5/23/2008		20,000	5/23/2011	Payable in full at maturity	6.39%
	The 13-1st Public bond	10/2/2008		20,000	10/2/2009	Payable in full at maturity	8.05%
	The 13-2nd Public bond	10/2/2008		10,000	4/2/2010	Payable in full at maturity	8.30%

KT Capital	The 1st Private bond	3/16/2007		30,000	3/16/2010	Payable in full at maturity	5.80%
	The 2nd Private bond	4/16/2007		20,000	4/16/2010	Payable in full at maturity	5.94%
	The 4th Public bond	5/30/2007		40,000	5/30/2010	Payable in full at maturity	5.70%
	The 5th Private bond	6/29/2007		20,000	6/29/2010	Payable in full at maturity	5.67%
	The 6-1st Public bond	8/3/2007		20,000	8/3/2009	Payable in full at maturity	5.64%
	The 6-2nd Public bond	8/3/2007		30,000	8/3/2010	Payable in full at maturity	5.72%
	The 7-1st Public bond	8/31/2007		30,000	8/31/2009	Payable in full at maturity	5.99%
	The 7-2nd Public bond	8/31/2007		20,000	8/31/2010	Payable in full at maturity	6.05%
	The 8th Private bond	9/28/2007		30,000	9/28/2010	Payable in full at maturity	6.26%
	The 9-1st Public bond	10/18/2007		30,000	10/18/2009	Payable in full at maturity	6.37%
	The 9-2nd Public bond	10/18/2007		20,000	10/18/2010	Payable in full at maturity	6.44%
	The 11th Public bond	12/27/2007		20,000	12/27/2010	Payable in full at maturity	CD(91D)+ 1.39%
	The 12-1st Public bond	1/23/2008		30,000	1/23/2009	Payable in full at maturity	7.50%
	The 12-2nd Public bond	1/23/2008		30,000	7/23/2009	Payable in full at maturity	7.60%
	The 13-1st Public bond	2/21/2008		30,000	2/21/2010	Payable in full at maturity	6.33%
	The 13-2nd Public bond	2/21/2008		30,000	2/21/2011	Payable in full at maturity	6.48%
	The 14-1st Public bond	3/28/2008		10,000	3/28/2010	Payable in full at maturity	6.37%
	The 14-2nd Public bond	3/28/2008		10,000	3/28/2011	Payable in full at maturity	6.47%
	The 15th Private bond	4/21/2008		20,000	4/21/2010	Payable in full at maturity	MOR(3M)+ 1.28%
	The 16-1st Public bond	4/30/2008		60,000	1/30/2010	Payable in full at maturity	6.33%
	The 16-2nd Public bond	4/30/2008		10,000	4/30/2011	Payable in full at maturity	6.46%
	The 17-1st Public bond	5/30/2008		30,000	11/30/2009	Payable in full at maturity	6.71%
	The 17-2nd Public bond	5/30/2008		20,000	11/30/2009	Payable in full at maturity	6.66%
	The 17-3rd Public bond	5/30/2008		50,000	5/30/2013	Payable in full at maturity	7.14%
	The 18-1st Public bond	6/23/2008		30,000	12/23/2009	Payable in full at maturity	7.00%
	The 18-2nd Public bond	6/23/2008		40,000	6/23/2010	Payable in full at maturity	7.12%
	The 18-3rd Public bond	6/23/2008		20,000	6/23/2011	Payable in full at maturity	7.22%
	The 18-4th Public bond	6/23/2008		10,000	6/23/2013	Payable in full at maturity	7.55%

	2008
							Interest rate
Company	Type	Issue date	Amount		Maturity	Repayment method	per annum

KT Capital	The 19-1st Public bond	9/11/2008		40,000	9/11/2009	Payable in full at maturity	7.68%
	The 19-2nd Public bond	9/11/2008		10,000	3/11/2010	Payable in full at maturity	7.80%
	The 19-3rd Public bond	9/11/2008		20,000	9/11/2010	Payable in full at maturity	7.93%
	The 19-4th Public bond	9/11/2008		10,000	9/11/2010	Payable in full at maturity	CD(91D)+ 2.10%
	The 20th Public bond	10/27/2008		10,000	10/27/2009	Payable in full at maturity	8.98%
	The 21st Public bond	11/26/2008		30,000	11/26/2009	Payable in full at maturity	9.10%
	Total		~~W~~	9,016,951

Less current portion				(1,311,667)

Long-term portion				7,705,284
Discount on bonds				(42,621)

	Net		~~W~~	7,662,663

(Note 1)	As of December 31, 2008, the Company has issued notes in the amount of USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allows issuance of notes up to USD 2,000 million and the unused balance under the program is USD 700 million.

(Note 2)	Details of convertible bonds without guarantee are as follows :

Issued amount (in Korean won)	:	~~W~~4,000 million
Stated interest rate (%)	:	3%
Guaranteed yield rate (%)	:	10%
Conversion price (in Korean won)	:	~~W~~1,584 per share
Convertible period	:	February 17, 2007 ~ February 16, 2009
Number of total convertible shares	:	2,525,252 shares
Converted shares	:	631,313 shares
Unconverted shares	:	1,893,939 shares

On January 7, 2008, above convertible notes were fully converted to 1,893,939 of common shares at ~~W~~1,584 per share.

(Note 3)	Details of bonds with warrants are as follows :

Issued amount (in Korean won)	:	~~W~~3,000 million
Stated interest rate (%)	:	7.11%
Exercise price (in Korean won)	:	~~W~~4,518 per share
Exercise period	:	September 3, 2006 ~ August 2, 2008
Number of total exercisable shares	:	664,010 shares
Exercised shares	:	—
Unexercised shares	:	664,010 shares
Others	:	Subject to request by the holders, certain portion of the bonds are early redeemable before maturity; up to 10% of issued amount at one year after 1st anniversary of issuance and 20% of issued amount at the interest payment date after 2nd anniversary of issuance. ~~W~~900 million of the issued amount was early redeemed through December 31, 2008.

Above bonds are to be repaid in full in 2009 and the remaining balance of ~~W~~2,100 million was reclassified as current liabilities as of December 31, 2008.

b.	Long-term Borrowings in Korean Won

Long-term borrowings in Korean won as of December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007				2008
	Maturity	Interest rate			Maturity	Interest rate
	date	per annum	Amount		date	per annum	Amount

Informatization Promotion Fund	2008~2012	4.72~5.39%	~~W~~	47,365	2009~2013	4.86~6.28%	~~W~~	35,869
Inter-Korean Cooperation Fund	2026	2.00%		5,665	2026	2.00%		6,415
Facility and working capital loans	2008~2015	6.02~7.60%		82,356	2009~2015	5.00~8.12%		79,611
General purpose loans	2009~2010	5.74~6.19%		52,132	2009~2011	5.74~7.01%		74,034
Commercial papers	2008	6.33~6.45%		30,000	2011	6.55~6.71%		30,000

Total				217,518				225,929
Less Current portion				(105,453)				(78,245)

Long-term portion				112,065				147,684
Less present value discount				(1,130)				(871)

Net			~~W~~	110,935			~~W~~	146,813

Above Informatization Promotion Funds are repayable in installments for three years after two year grace period and Inter-Korean Cooperation Fund is repayable in installments for thirteen years after seven year grace period.

c.	Long-term Borrowings in Foreign Currency

Long-term borrowings in foreign currency as of December 31, 2007 and 2008 are as follows (in millions of Korean won and thousands of foreign currencies):

	2007
			Amount
		Interest rate	Foreign		Korean won
Company	Maturity date	per annum (%)	currencies		equivalent

NTC	2008	Libor+3.50	RUB	16,364	~~W~~	942
NTC	2009	Libor+3.50	RUB	32,728		1,883
KT Capital	2008~2010	Libor+0.99	USD	23,000		21,579

Total			RUB	49,092
			USD	23,000		24,404

Less current portion			(RUB	16,364)
			(USD	4,000)		(4,695)

Net			RUB	32,728
			USD	19,000	~~W~~	19,709

	2008
			Amount
		Interest rate	Foreign		Korean won
Company	Maturity date	per annum (%)	currencies		equivalent

KT Submarine	2013	Libor+1.70	USD	28,800	~~W~~	36,216
KTF	2010~2011	4.87~5.77	USD	100,000		125,750
KT Capital	2010	Libor+0.99	USD	19,000		23,893
NTC	2010	Libor+3.50	RUB	29,380		1,260
		14.00	RUB	2,877		123
East Telecom	2011	16.50	SUM	890,000		810

			USD	147,800
			RUB	32,257
Total			SUM	890,000		188,052

Less current portion			(USD	40,400)		(50,803)

			USD	107,400
			RUB	32,257
Net			SUM	890,000	~~W~~	137,249

d.	Repayment Schedule

Repayment schedule of the Company’s long-term debt as of December 31, 2008 is as follows (in millions of Korean won):

	Bonds
Year ending	In local		In foreign				Borrowings in		Borrowings in
December 31,	currency		currency		Sub total		local currency		foreign currency		Total

2009	~~W~~	1,311,667	~~W~~	—	~~W~~	1,311,667	~~W~~	78,245	~~W~~	50,803	~~W~~	1,440,715
2010		1,490,000		—		1,490,000		63,710		78,594		1,632,304
2011		1,255,000		774,209		2,029,209		68,789		46,583		2,144,581
2012		580,000		389,825		969,825		5,238		8,048		983,111
2013		730,000		251,500		981,500		1,519		4,024		987,043
Thereafter		600,000		1,634,750		2,234,750		8,428		—		2,243,178

Total	~~W~~	5,966,667	~~W~~	3,050,284	~~W~~	9,016,951	~~W~~	225,929	~~W~~	188,052	~~W~~	9,430,932

14.	PROVISIONS
Changes in provisions for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007
	January 1,		Increase		Decrease						December 31,
	2007		(Note 7)		Reversal		Use		Other, net		2007

Current portion:
Litigation (Note 1)	~~W~~	4,991	~~W~~	34,269	(~~W~~	4,970)	(~~W~~	1,441)	~~W~~	—	~~W~~	32,849
KT members points (Note 2)		1,402		1,600		—		(1,251)		—		1,751
Let’s 010 call bonus points (Note 5)		497		—		—		(535)		4,370		4,332
Sales warranty (Note 3)		3,505		10,549		—		(8,642)		—		5,412
Others		305		2,902		(12)		(122)		—		3,073

Sub total		10,700		49,320		(4,982)		(11,991)		4,370		47,417

Non-current portion:
KT points (Note 4)		72,693		—		(44,097)		(8,509)		—		20,087
Let’s 010 call bonus points (Note 5)		17,758		—		(829)		(5,492)		(6,800)		4,637
Others		1,617		133		(1,037)		(17)		—		696

Sub total		92,068		133		(45,963)		(14,018)		(6,800)		25,420

Total	~~W~~	102,768	~~W~~	49,453	(~~W~~	50,945)	(~~W~~	26,009)	(~~W~~	2,430)	~~W~~	72,837

	2008
	January 1,				Decrease						December 31,
	2008		Increase		Reversal		Use		Other, net		2008

Current portion:
Litigation (Note 1)	~~W~~	32,849	~~W~~	18,748	(~~W~~	1)	(~~W~~	32,024)	~~W~~	—	~~W~~	19,572
KT members points (Note 2)		1,751		257		(1,045)		(282)		—		681
KT points (Note 4)		—		—		—		(5,414)		10,188		4,774
Let’s 010 call bonus points (Note 5)		4,332		—		—		(4,493)		5,665		5,504
Sales warranty (Note 3)		5,412		8,623		—		(8,736)		—		5,299
Others		3,073		5,908		(7)		(5,989)		—		2,985

Sub total		47,417		33,536		(1,053)		(56,938)		15,853		38,815

Non-current portion:
KT points (Note 4)		20,087		—		(2,800)		—		(10,188)		7,099
Let’s 010 call bonus points (Note 5)		4,637		6,137		—		—		(5,665)		5,109
Asset retirement obligation (Note 6)		—		20,382		—		—		51,151		71,533
Others		696		925		(216)		—		—		1,405

Sub total		25,420		27,444		(3,016)		—		35,298		85,146

Total	~~W~~	72,837	~~W~~	60,980	(~~W~~	4,069)	(~~W~~	56,938)	~~W~~	51,151	~~W~~	123,961

(Note 1)	The amount recognized as the litigation provision is the estimate of payments required to settle the obligation.

(Note 2)	The Company recorded provisions for the KT members’ points, for VIP customers of the fixed-line or mobile telephone users who are entitled to receive certain goods and other benefits with ~~W~~25,000 per person.

(Note 3)	KTFT, a subsidiary, recorded sales warranty provisions based on the estimated warranty cost for the products sold. Sales warranty provisions are calculated in proportion to cost of goods sold based on the historical defect experiences.

(Note 4)	The amount recognized as the call bonus points represents the estimate of payments for KT points which are provided to fixed-line customers based on the usage of the services. Once certain criteria are met, customers are entitled to receive certain goods and other benefits from the Company. Such provision is reviewed at each balance sheet date and adjusted to reflect the current best estimate when new estimates are necessary as a result of changes in circumstances, which were used as the bases for such estimates, or an acquisition of new information or additional experience on the usage rate, the expiration of points and others.

(Note 5)	The Company recorded provision for the Let’s 010 (KT-PCS) call bonus points provided to its PCS subscribers who are entitled to receive certain goods and other benefits from the Company.

(Note 6)	When the Company is responsible for restoration of leased facility after termination of the lease contract, the present value of expected future expenditure for the restoration is recorded as a liability.

(Note 7)	Amount until the date of acquisition of the newly consolidated entities in 2007 was excluded.

15.	LEASE
a.	Lessees

Property and equipment acquired through lease arrangements with GE Capital and others as of December 31, 2007 and 2008 are as follows:
1)	Finance Lease

Property and equipment acquired through finance lease arrangements with GE Capital as of December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007		2008

Acquisition cost	~~W~~	66,965	~~W~~	67,208
Accumulated depreciation		(44,482)		(53,596)

Net balance	~~W~~	22,483	~~W~~	13,612

Depreciation	~~W~~	14,742	~~W~~	8,852

Annual future lease payments of such leases as of December 31, 2008 are as follows (in millions of Korean won):

Year ending December 31,	Lease payment

2009	~~W~~	11,038
2010~2013		7,588

Total		18,626
Less amounts representing interest		(1,139)

Principal amount		17,487
Less current portion		(10,185)

Net	~~W~~	7,302

2)	Operating Lease

Annual future lease payments of operating lease arrangements with HP Financial Co., Ltd. and others as of December 31, 2008 are as follows (in millions of Korean won):

Year ending December 31,	Lease payment

2009	~~W~~	1,040
2010		184

Total	~~W~~	1,224

b.	Lessors
1)	Finance Lease

The present values of minimum lease payments and gross investments in the leased assets provided by the Company as of December 31, 2008 are as follows (in millions of Korean won):

Year ending December 31,	Lease payment

2009	~~W~~	185,312
2010~2013		290,552
Thereafter		5,608

Total		481,472
Less amounts representing interest		(3,722)

Principal amount		477,750
Less current portion		(183,309)

Net	~~W~~	294,441

2)	Operating Lease

Annual future lease receipts from operating lease arrangements to be recognized by the Company as of December 31, 2008 are as follows (in millions of Korean won):

Year ending December 31,	Lease payment

2009	~~W~~	36,556
2010~2013		27,218

Total	~~W~~	63,774

16.	REFUNDABLE DEPOSITS FOR TELEPHONE INSTALLATION
Through September 15, 1998, the Company received deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits (which are reflected as a liability) are to be refunded without interest to the telephone subscribers upon termination of service.

Beginning on September 15, 1998, the Company allowed customers to choose between alternative plans for basic telephone service. Under such plans, customers were permitted the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. Effective April 15, 2001, all new customers are required to pay a non-refundable service initiation fee.

17.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES
Significant assets and liabilities denominated in foreign currencies (excluding those held by overseas subsidiaries) as of December 31, 2007 and 2008 are summarized as follows (in millions of Korean won and thousands of foreign currencies):

	2007				2008
	Foreign		Korean won		Foreign		Korean won
	currencies		equivalent		currencies		equivalent
Assets:
Cash and cash equivalents	USD	18,346	~~W~~	17,211	USD	26,124	~~W~~	32,851
	JPY	12,067		101	JPY	20,278		282
Short-term investment assets	USD	15,327		14,380	USD	15,327		19,273
Accounts receivable — trade	USD	168,404		157,996	USD	164,536		206,905
	JPY	6,898		57	JPY	178,880		2,493
	SDR	19,033		28,187	SDR	17,623		34,301
	EUR	286		395	EUR	486		864
Loans	USD	23,000		21,579	USD	49,000		61,618
Accounts receivable — other	USD	506		476	USD	2,975		3,741
		—		—	JPY	2,139		30
Guarantee deposits	USD	557		523	USD	557		700
Deposits provided	USD	24		22	USD	10		12

	USD	226,164			USD	258,529
	JPY	18,965			JPY	201,297
	SDR	19,033			SDR	17,623
Total assets	EUR	286	~~W~~	240,927	EUR	486	~~W~~	363,070

Liabilities:
Accounts payable — trade	USD	158,782	~~W~~	148,969	USD	135,049	~~W~~	169,824
	JPY	107,080		892	JPY	134,945		1,882
	SDR	16,350		24,213	SDR	12,413		24,160
	EUR	123		170	EUR	468		831
	AUD	112		92	AUD	17		15
Accounts payable — other	USD	18,180		17,057	USD	2,227		2,800
	JPY	507,945		4,233		—		—
	GBP	194		363	GBP	1		2
	KWD	4		13		—		—
	EUR	540		745	EUR	25		44
		—		—	CNY	6		1
		—		—	HKD	17		3
	USD	25,067		23,517	USD	2,601		3,271
Short-term borrowings	JPY	267,296		2,227	JPY	58,587		817
Withholdings	USD	39		37	USD	215		271
Accrued expenses	USD	524		492	USD	1,470		1,849
	EUR	15		21	EUR	15		26
Current portion of bonds and long-term borrowings		—		—	USD	6,400		8,048
Key money deposits		—		—	USD	14		18
Bonds and long-term borrowings	USD	1,523,000		1,428,879	USD	2,271,400		2,856,286
		—		—	JPY	19,500,000		271,808

	USD	1,725,592			USD	2,419,376
	SDR	16,350			SDR	12,413
	EUR	678			EUR	508
	AUD	112			AUD	17
	JPY	882,321			JPY	19,693,532
	GBP	194			GBP	1
	KWD	4				—
		—			CNY	6
Total liabilities		—	~~W~~	1,651,920	HKD	17	~~W~~	3,341,956

18.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES
KT’s significant account balances with related parties as of December 31, 2007 and 2008 are summarized as follows (in millions of Korean won):

Related party	Account	2007		2008

Subsidiary:
KTF	Receivables	~~W~~	47,850	~~W~~	52,750
	Payables		188,701		172,700
	Key money deposits received		23,988		21,392
KTH	Receivables		777		1,320
	Accrued expenses		12,943		12,046
KTN	Receivables		7,351		5,413
	Payables		45,508		42,912
KTL	Receivables		681		99
	Payables		20,408		24,188
KTFT	Receivables		629		2,496
	Payables		13,010		11,117
KTC	Receivables		1,844		2,010
	Payables		15,298		19,403
KTR	Receivables		1,077		60
	Payables		58,912		56,128
KTP	Receivables		776		1,225
	Payables		50		1,474
KT Capital	Receivables		4		1
	Payables		3,823		42,074
KTDS	Receivables		—		5
	Payables		—		27,864
Others	Receivables		3,933		3,275
	Payables		8,379		4,203
Equity method investee:
KDB	Receivables		6,944		6,453
	Payables		7,682		7,308
KID	Receivables		1,074		1,269
	Payables		15,763		14,700
CURD (formerly, “KNRDC”)	Receivables		33		1
	Payables		11,486		4,415
KIS	Receivables		18		570
	Payables		12,211		8,514
Goodmorning F Co., Ltd.	Payables		8,267		7,266
eNtoB Corp.	Payables		17,198		10,585
Korea Seoul Contact all Co., Ltd.	Payables		3,482		4,829
Korea Service and Communication Co., Ltd.	Payables		2,768		3,247
Korea Call Center Co., Ltd.	Payables		2,395		3,231
TMworld Co., Ltd.	Payables		2,364		3,217
UMS&C	Payables		2,582		3,075
Information Technology Service Bukbu Corporation	Payables		—		3,854
Information Technology Solution Nambu Corporation	Payables		—		4,606
Information Technology Solution Seobu Corporation	Payables		—		3,777
Information Technology Solution Busan Corporation	Payables		—		4,321
Information Technology Solution Jungbu Corporation	Payables		—		4,310
Information Technology Solution Honam Corporation	Payables		—		3,713
Information Technology Solution Daegu Corporation	Payables		—		2,567
Other	Receivables		14		738
	Payables		1,110		3,289

	Receivables	~~W~~	73,005	~~W~~	77,685

Total	Payables	~~W~~	478,328	~~W~~	536,325

Significant transactions between KT and its related parties for the years ended December 31, 2007 and 2008 are summarized as follows (in millions of Korean won):

Related party	Transactions	Account	2007		2008
Subsidiary:
KTF	Leased line charges and other	Operating revenue	~~W~~	451,668	~~W~~	443,880
	Purchase of PCS networks and other	Operating expense		761,299		756,002
KTH	Leased line charges and other	Operating revenue		5,071		10,935
	Commission and other	Operating expense		46,510		45,396
KTN	Leased line charges and other	Operating revenue		38,663		38,970
	Cost of system integration (“SI”), network integration business and other	Operating expense		147,994		178,408
KTL	Leased line charges and other	Operating revenue		1,710		1,311
	Commissions and other	Operating expense		86,188		79,428
KTFT	Telecommunication revenue and other	Operating revenue		3,327		2,347
	Cost of goods sold and other	Operating expense		88,443		52,847
KTC	Telecommunication revenue and other	Operating revenue		1,027		1,912
	Commissions and other	Operating expense		24,226		22,573
KTR	Telecommunication revenue and other	Operating revenue		2,600		2,232
	Commissions and other	Operating expense		42,991		44,917
KTP	Telecommunication revenue and other	Operating revenue		12,655		10,716
	Commissions and other	Operating expense		1,071		946
KT Capital	Telecommunication revenue and other	Operating revenue		45		87
	Interest expense of lease and other	Operating expense		88		2,129
KTDS	Telecommunication revenue and other	Operating revenue		—		3,106
	Commissions and other	Operating expense		—		55,101
Other	Telecommunication revenue and other	Operating revenue		11,043		12,815
	Commissions and other	Operating expense		23,722		26,116
Equity method investee:
KDB	SI revenue and other	Operating revenue		86,363		77,414
	Commission and other	Operating expense		5,497		1,822
KID	Rent and other	Operating revenue		12,419		14,051
	Commission and other	Operating expense		95,117		91,034
Goodmorning F Co., Ltd.	Telecommunication revenue and other	Operating revenue		494		487
	Commission and other	Operating expense		47,789		42,830
CURD (formerly, “KNRDC”)	Telecommunication revenue and other	Operating revenue		773		459
	Commission and other	Operating expense		38,773		23,008
KIS	Telecommunication revenue and other	Operating revenue		18,064		17,298
	Commission and other	Operating expense		68,892		50,403
eNtoB Corp.	Commission and other	Operating expense		129,802		110,753
MOS facilities (formerly, “Mostech”)	Telecommunication revenue and other	Operating revenue		207		342
	Commission and other	Operating expense		13,387		8,107
Korea Seoul Contact all Co., Ltd.	Commission and other	Operating expense		37,184		41,426
Korea Service and Communication Co., Ltd.	Commission and other	Operating expense		30,428		30,761
Korea Call Center Co., Ltd.	Commission and other	Operating expense		27,460		28,965
TMworld Co., Ltd.	Commission and other	Operating expense		26,983		29,478
UMS&C	Commission and other	Operating expense		26,434		29,921
Information Technology Service Bukbu Corporation	Commission and other	Operating expense		—		11,802
Information Technology Solution Nambu Corporation	Commission and other	Operating expense		—		13,954
Information Technology Solution Seobu Corporation	Commission and other	Operating expense		—		12,430
Information Technology Solution Busan Corporation	Commission and other	Operating expense		—		11,282
Information Technology Solution Jungbu Corporation	Commission and other	Operating expense		—		12,569
Information Technology Solution Honam Corporation	Commission and other	Operating expense		—		11,907
Information Technology Solution Daegu Corporation	Commission and other	Operating expense		—		6,690
Other	Telecommunication revenue and other	Operating revenue		3,020		8,218
	Commission and other	Operating expense		2,261		16,413

Total		Revenues	~~W~~	649,149	~~W~~	646,580

		Expenses	~~W~~	1,772,539	~~W~~	1,849,418

Compensation to KT’s key management personnel for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007		2008		Description

Benefits	~~W~~	19,397	~~W~~	20,203	Salaries, bonuses and other allowances, retirement benefits, medical benefits and other
Share-based payment		1,047		1,420	Stock grants and others

Total	~~W~~	20,444	~~W~~	21,623

KT considers its management of vice president or higher, who have the authority and responsibility for planning, operation and control and are in charge of business or division unit, and non-permanent directors as key management personnel.

Significant account balances amongst subsidiaries as of December 31, 2007 and 2008 are as follows (in millions of Korea won):

Creditor	Debtor	Account	2007		2008

KTFT	KTF	Accounts receivable—trade	~~W~~	92,269	~~W~~	59,902
KTR	KTP	Long-term accounts receivable—trade and others		31,303		29,164
Other				35,066		68,261

		Total	~~W~~	158,638	~~W~~	157,327

Significant transactions amongst subsidiaries for the years ended December 31, 2007 and 2008 are as follows (in millions of Korea won):

Seller	Purchaser	2007		2008

KTFT	KTF	~~W~~	358,150	~~W~~	304,361
KTF	KTF M&S		137,602		398,556
Other			163,213		412,795

	Total	~~W~~	658,965	~~W~~	1,115,712

As of December 31, 2008, the Company has provided guarantees for related parties as follows (in millions of Korean won):

Guarantor	Guarantee	Description	Amount

KTN	KTR	Guarantee for loan	~~W~~	10,352
KTF Music	Music City Media	Joint liability on guarantee for borrowings		61
Olive Nine	Olive Nine Entertainment	Joint liability on guarantee for borrowings		34

	Total		~~W~~	10,447

19.	COMMON STOCK AND CAPITAL SURPLUS
As of December 31, 2008, the Company’s number of shares authorized are 1,000,000,000 shares with par value of ~~W~~5,000 per share.

As of December 31, 2008 and 2007, the number of shares issued by the Company are 273,535,700 and 275,202,400 shares, respectively, and the common stock amounted to ~~W~~1,560,998 million. As allowed by the Securities Exchange Law, the Company retired 38,663,959 and 36,997,259 treasury shares by charges against retained earnings through December 31, 2008 and 2007, respectively. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by ~~W~~5,000 par value of common stock.

20.	RETAINED EARNINGS RESTRICTED IN USE
Retained earnings appropriated to the legal reserve cannot be used as cash dividends under the applicable laws and regulations. The Korean Commercial Code requires the Company to appropriate an amount equal to at least 10% of the cash dividend amount to a legal reserve at the end of the year for each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to capital.

In accordance with the relevant tax laws, the Company is allowed to appropriate a reserve for technology and human resource development to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. This reserve used for its original purpose and the remaining balance after use are restored to retained earnings and may be used for dividends in accordance with the relevant tax laws.

21.	COMPREHENSIVE INCOME
Comprehensive income for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

Description	2007		2008

Net income	~~W~~	1,170,978	~~W~~	513,290
Cumulative effect of changes in accounting policies		—		3,852
Other comprehensive income (loss):
Gain on translation of foreign operations		55		13,559
Loss on translation of foreign operations (Tax effect: ~~W~~5,005 million for 2007 and (~~W~~3,632) million for 2008)		22,136		11,779
Unrealized gain on available-for-sale securities (Tax effect: ~~W~~1,189 million for 2007 and ~~W~~2,988 million for 2008)		4,164		(8,939)
Unrealized loss on available-for-sale securities (Tax effect: ~~W~~1,872 million for 2008)		—		(7,545)
Increase in equity of associates (Tax effect: (~~W~~2,789) million for 2007 and ~~W~~3,779 million for 2008)		(714)		9,954
Decrease in equity of associates (Tax effect: (~~W~~4,942) million for 2007 and (~~W~~6,517) million for 2008)		3,762		961
Unrealized gain on valuation of derivatives (Tax effect: (~~W~~768) million for 2007 (~~W~~2,288) million for 2008)		2,024		9,374
Unrealized loss on valuation of derivatives (Tax effect: ~~W~~4,989 million for 2008)		—		(18,370)

Comprehensive income	~~W~~	1,202,405	~~W~~	527,915

Attributable to : Equity holders of the parent	~~W~~	1,082,829	~~W~~	462,258
Minority interests		119,576		65,657

	~~W~~	1,202,405	~~W~~	527,915

22.	SHARE-BASED PAYMENT
KT granted stock options to its executive officers and directors through 2006 in accordance with the stock option plan approved by its board of directors of which details are as follows:

	1st grant	2nd grant	3rd grant	4th grant	5th grant

Grant date	Dec. 26, 2002	Sep. 16, 2003	Dec. 12, 2003	Feb. 4, 2005	Apr. 28, 2005
Grantee	Executives	Outside directors	Executives	Executives	Executives
Number of basic allocated shares upon grant	460,000	36,400	80,000	50,800	45,700
Number of additional shares related to business performance upon grant	220,000	—	40,000	20,000	20,000
Number of shares expected to be exercised upon grant	562,958	36,400	106,141	60,792	55,692
Number of settled or forfeited shares	191,326	33,400	106,141	10,800	65,700
Number of allocated shares as of December 31, 2008	300,415	3,000	—	40,000	—
Number of additional shares related to business performance as of December 31, 2008	71,217	—	—	3,153	—
Number of shares expected to be exercised	371,632	3,000	—	43,153	—
Fair value (in Korean won)	~~W~~22,364	~~W~~12,443	~~W~~10,926	~~W~~12,322	~~W~~10,530
Total compensation cost (in millions of Korean won)	~~W~~8,311	~~W~~38	~~W~~—	~~W~~531	~~W~~—
Exercise price (in Korean won)	~~W~~70,000	~~W~~57,000	~~W~~65,000	~~W~~54,600	~~W~~50,400
Exercise period	Dec.27, 2004 ~Dec. 26, 2009	Sep.17, 2005 ~Sep.16, 2010	Dec.13, 2005 ~Dec.12, 2010	Feb. 5, 2007 ~Feb. 4, 2012	Apr. 29, 2007 ~Apr. 28, 2012
Valuation method	Fair value method	Fair value method	Fair value method	Fair value method	Fair value method
Upon exercise, the Company can elect one of the following settlement methods; an issuance of new shares, a provision of treasury stocks or cash settlement (cash and provision of treasury stocks) subject to its circumstances.

KT adopted the fair value method to measure compensation costs based on the following valuation assumptions and methods are as follows:

	1st grant	2nd grant	3rd grant	4th grant	5th grant

Risk free interest rate	5.46%	4.45%	5.09%	4.43%	4.07%
Expected duration	4.5 years to 5.5 years	4.5 years	4.5 years to 5.5 years	4.5 years to 5.5 years	4.5 years to 5.5 years
Expected volatility	49.07% ~ 49.90%	34.49%	31.26% ~ 33.90%	33.41% ~ 42.13%	33.51% ~ 35.92%
Expected dividend yield ratio	1.10%	1.57%	1.57%	5.86%	5.86%

Of total compensation costs calculated using the fair value method, the compensation costs recognized through December 31, 2008 are as follows (in millions of Korean won):

	1st grant		2nd grant		3rd grant		4th grant		5th grant		Total

Total compensation costs before adjustment	~~W~~	10,602	~~W~~	453	~~W~~	1,160	~~W~~	749	~~W~~	586	~~W~~	13,550
Total compensation costs cancelled		(2,291)		(415)		(1,160)		(218)		(586)		(4,670)
Total compensation costs after adjustment		8,311		38		—		531		—		8,880
Compensation costs recognized in prior periods		(8,311)		(38)		—		(531)		—		(8,880)
Compensation costs already recognized but expired		—		—		—		—		—		—
Compensation costs to be reflected in the current period		—		—		—		—		—		—
Compensation costs recognized in the current period		—		—		—		—		—		—
Compensation costs to be recognized after the current period		—		—		—		—		—		—
Details of stock grants to directors including chief executive officer after January 1, 2007 are as follows:

	1st grant	2nd grant

Grant date	March 29, 2007	March 27, 2008
Grantee	Registered directors	Registered directors
Estimated number of shares granted upon grant	23,925 shares	29,481 shares
Vesting Conditions	Service condition: one year Non-market performance condition:	Service condition: one year Non-market performance condition:
	achievement of performance	achievement of performance
Fair value per option (in Korean won)	~~W~~42,706	~~W~~48,160
Total compensation costs (in Korean won)	~~W~~1,022million	~~W~~1,420million
Estimated exercise date	March 29, 2008	March 27, 2009
Valuation method	Fair value method	Fair value method
Above compensation costs were calculated based on the fair value method and charged to current operations for the year ended December 31, 2008 as follows (in millions of Korean won):

	1st grant		2nd grant

Total compensation costs	~~W~~	1,022	~~W~~	1,420
Compensation costs recognized in prior periods		(1,022)		—
Compensation costs to be reflected in the current period		—		1,420

Compensation costs recognized in the current period		—		1,420

Compensation costs to be recognized after the current period	~~W~~	—	~~W~~	—

23.	TREASURY STOCK
Changes in KT’s treasury stock for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won except for share data):

	2007
	January 1, 2007			Increase			Disposal		Retirement		December 31, 2007
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Direct purchase by the Securities and Exchange Act	70,273,052	~~W~~	3,733,861	4,425,000	~~W~~	196,329	(16,645)	(~~W~~884)	(4,425,000)	(~~W~~196,329)	70,256,407	~~W~~	3,732,977
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—	—	—	—	1,259,170		92,711

	71,532,222	~~W~~	3,826,572	4,425,000	~~W~~	196,329	(16,645)	(~~W~~884)	(4,425,000)	(~~W~~196,329)	71,515,577	~~W~~	3,825,688

	2008
	January 1, 2008			Increase			Disposal		Retirement		December 31, 2008
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Direct purchase by the Securities and Exchange Act	70,256,407	~~W~~	3,732,977	1,666,700	~~W~~	73,807	(15,173)	(~~W~~807)	(1,666,700)	(~~W~~73,807)	70,241,234	~~W~~	3,732,170
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—	—	—	—	1,259,170		92,711

	71,515,577	~~W~~	3,825,688	1,666,700	~~W~~	73,807	(15,173)	(~~W~~807)	(1,666,700)	(~~W~~73,807)	71,500,404	~~W~~	3,824,881

Above treasury stocks are expected to be used for the stock compensation to the Company’s directors and employees, swap with KTF stocks in the expected merger with KTF and other purposes.

24.	OPERATING REVENUES
Operating revenues for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007		2008

Internet services	~~W~~	2,497,897	~~W~~	2,678,513
Data communication services		1,270,607		1,335,728
Telephone services		5,592,349		5,199,711
PCS services		5,874,610		6,261,045
PCS handsets sales		2,323,828		2,867,216
Other		1,100,791		1,302,330

Total	~~W~~	18,660,082	~~W~~	19,644,543

25.	CONSTRUCTION CONTRACTS
Details of construction contracts as of December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007
	Beginning contract				Recognized as		Ending contract
	balance		Increase		revenue (Note)		balance

Jungja Dong, Suwon	~~W~~	27,158	~~W~~	37	(~~W~~	26,916)	~~W~~	279
Sungsu Dong, Seoul		116,967		1,600		(54,731)		63,836
Bugae Dong, Incheon		184,179		6,260		(33,347)		157,092

Total	~~W~~	328,304	~~W~~	7,897	(~~W~~	114,994)	~~W~~	221,207

	2008
	Beginning contract				Recognized as		Ending contract
	balance		Increase		revenue (Note)		balance

Jungja Dong, Suwon	~~W~~	279	~~W~~	—	(~~W~~	279)	~~W~~	—
Sungsu Dong, Seoul		63,836		—		(50,308)		13,528
Bugae Dong, Incheon		157,092		—		(78,220)		78,872
Sungsu-dong, Seoul (factory building)		—		64,689		(212)		64,477

Total	~~W~~	221,207	~~W~~	64,689	(~~W~~	129,019)	~~W~~	156,877

(Note)	These revenues are classified as other in operating revenues.

26.	OPERATING EXPENSES
Operating expenses for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007		2008

Salaries and wages	~~W~~	2,242,295	~~W~~	2,281,587
Share-based payment		1,251		1,922
Severance indemnities		360,476		362,342
Employee welfare		528,902		567,878
Travel		38,568		31,725
Communications		76,983		58,981
Electric and water charges		245,231		248,848
Taxes and dues		195,874		200,287
Supplies		37,765		37,541
Publications		6,281		5,215
Rent		226,327		249,827
Depreciation		3,193,591		3,214,325
Amortization		408,611		415,393
Repairs		288,715		207,332
Maintenance		322,364		373,006
Automobile maintenance		30,637		20,337
Insurance		23,157		30,003
Commissions		1,147,640		1,489,471
Advertising		274,450		221,779
Education and training		31,331		29,432
Praise and reward		11,168		12,707
Research		238,722		235,508
Development		52,288		47,639
Interconnection charges		1,200,373		1,234,474
Cost of services		776,782		525,527
International settlement payment		216,962		263,464
Cost of goods sold		1,911,897		2,367,211
Promotion		749,029		1,079,580
Sales commission		1,902,106		2,129,674
Provision for doubtful accounts		71,502		150,583
Other		145,747		163,380

Sub-total		16,957,025		18,256,978
Less : transfer to other accounts		(42,284)		(40,197)

	~~W~~	16,914,741	~~W~~	18,216,781

27.	INCOME TAX EXPENSE
a.	Components of income tax expense for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007		2008

Current income tax expense (including additional income taxes and tax refunds)	~~W~~	402,254	~~W~~	294,620
Changes in deferred income tax assets and liabilities related to temporary differences (including tax loss and credits carryforwards) (Note)		(45,506)		(126,811)
Income tax expense directly reflected in stockholders’ equity		51		50

Income tax expense	~~W~~	356,799	~~W~~	167,859

(Note)	Changes in deferred income tax assets and liabilities related to temporary differences (in millions of Korean won):

	2007		2008

Ending deferred income tax assets	~~W~~	349,058	~~W~~	482,721
Beginning deferred income tax assets		(305,856)		(349,058)
Changes in deferred income tax assets (liabilities) directly added to (deducted from) stockholders’ equity		2,304		(3,000)
Other		—		(3,852)

Changes in deferred income tax assets	~~W~~	45,506	~~W~~	126,811

b.	An explanation of the relationship between income tax expense and income from continuing operations before income tax expense for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007		2008

Income from continuing operations before income tax expense	~~W~~	1,447,763	~~W~~	681,149

Income tax expense at statutory income tax rate (For 2007 : Less than ~~W~~100 million: 14.3% Over ~~W~~100 million: 27.5% For 2008 : Less than ~~W~~200 million: 12.1% Over ~~W~~200 million: 27.5%)		398,123		187,285
Differences (Note)		(41,324)		(19,426)

Income tax expense on continuing operations	~~W~~	356,799	~~W~~	167,859

Effective tax rates		24.64%		24.64%

(Note) Differences :
Non-temporary difference	~~W~~	18,704	~~W~~	25,412
Changes in deferred income tax assets (liabilities) unrecognized related to equity method investment securities		37,987		91,072
Tax credit		(121,159)		(203,070)
Additional income tax and tax refund for prior periods		30,545		(4,377)
Tax rate changes		—		72,839
Other		(7,401)		(1,302)

	(~~W~~	41,324)	(~~W~~	19,426)

c.	Changes in temporary differences, including tax loss and credits carryforwards, and deferred income tax assets (liabilities) for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007
			Final tax								Deferred income tax assets
			return								(liabilities)
	January 1,		amount						December 31,
	2007		(Note 1)		Increase		Decrease		2007		Current		Non-current
(Deductible temporary differences)
Allowance for doubtful accounts	~~W~~	490,318	~~W~~	419,703	~~W~~	—	(~~W~~	61,625)	~~W~~	358,078	~~W~~	92,990	~~W~~	5,480
Inventories		42,972		42,256		—		(7,277)		34,979		9,619		—
Derivative instruments		158,962		158,746		5,975		—		164,721		45,298		—
Available-for-sale securities		18,941		19,009		—		(5,727)		13,282		—		3,653
Equity method investment securities		1,301,777		1,301,777		118,542		(19,496)		1,400,823		—		385,226
Contribution for construction		176,404		176,404		29,204		—		205,608		—		56,542
Accrued expenses		238,753		246,775		51,146		—		297,921		81,928		—
Provisions		102,768		113,234		—		(29,315)		83,919		19,275		3,802
Provision for severance indemnities		772,554		775,962		232,432		—		1,008,394		—		277,309
Refundable deposits for telephone installation		56,851		56,851		—		(2,851)		54,000		—		14,850
Other		19,173		111,793		37,789		—		149,582		(19,583)		60,720

Sub total		3,379,473	~~W~~	3,422,510	~~W~~	475,088	(~~W~~	126,291)		3,771,307		229,527		807,582

Not recognized as deferred income tax assets (Note 2)		(1,417,575)								(1,559,920)		(3,320)		(425,659)

Recognized as deferred income tax assets		1,961,898								2,211,387		226,207		381,923
Tax rate (Note 3)		27.5%								27.5%

Deferred income tax assets		539,522								608,130		226,207		381,923

	2007
				Final tax							Deferred income tax assets
				return							(liabilities)
	January 1,			amount					December 31,
	2007			(Note 1)	Increase		Decrease		2007		Current		Non-current
(Taxable temporary differences)
Accrued interest income	(~~W~~	5,305)	(~~W~~	5,589)	(~~W~~	527)	~~W~~	—	(~~W~~	6,116)	(~~W~~	1,682)	~~W~~	—
Equity method investment securities		(82,043)		(82,043)		(40,026)		—		(122,069)		—		(33,569)
Depreciation		(96,013)		(98,339)		—		60,105		(38,234)		—		(10,515)
Deposits for severance indemnities		(746,828)		(749,807)		(220,946)		—		(970,753)		—		(266,956)
Derivative instruments		—		—		(2,792)		—		(2,792)		—		(768)
Reserve for technology and human resource development		(320,000)		(320,000)		—		106,667		(213,333)		—		(58,667)

Sub total		(1,250,189)	(~~W~~	1,255,778)	(~~W~~	264,291)	~~W~~	166,772		(1,353,297)		(1,682)		(370,475)

Not recognized as deferred income tax liabilities (Note 2)		82,043								122,069		—		33,569

Recognized as deferred income tax liabilities		(1,168,146)								(1,231,228)		(1,682)		(336,906)
Tax rate (Note 3)		27.5%								27.5%

Deferred income tax liabilities		(321,240)								(338,588)		(1,682)		(336,906)

(Tax loss carryforwards)
Total loss carryforwards		70,143								67,377		—		18,529
Not recognized as deferred income tax assets (Note 4)		—								(38,428)		—		(10,568)

Recognized as deferred income tax assets		70,143								28,949		—		7,961
Tax rate (Note 3)		27.5%								27.5%

Deferred income tax assets		19,289								7,961		—		7,961

(Tax credit carryforwards)
Total tax credit		101,695								111,456		—		111,456
Not recognized as deferred income tax assets		(16,905)								(22,991)		—		(22,991)

Recognized as deferred income tax assets		84,790								88,465		35,000		36,555

Deferred income tax assets		68,285								71,555		35,000		36,555

Deferred income tax assets, net	~~W~~	305,856							~~W~~	349,058	~~W~~	259,525	~~W~~	89,533

	2008
			Final tax								Deferred income tax assets
			return								(liabilities)
	January 1,		amount						December 31,
	2008		(Note 1)		Increase		Decrease		2008		Current		Non-current
(Deductible temporary differences)
Allowance for doubtful accounts	~~W~~	358,078	~~W~~	457,474	~~W~~	253,716	(~~W~~	213,518)	~~W~~	497,672	~~W~~	113,861	~~W~~	5,994
Inventories		34,979		137,182		20,435		(137,225)		20,392		628		3,915
Derivative instruments		164,721		38,474		11,729		(22,701)		27,502		6,655		—
Available-for-sale securities		13,282		24,462		15,105		(230)		39,337		—		8,840
Equity method investment securities		1,400,823		1,532,097		239,810		(7,022)		1,764,885		—		388,275
Contribution for construction		205,608		205,610		27,496		—		233,106		—		51,283
Accrued expenses		297,921		149,058		212,483		(138,951)		222,590		53,825		—
Provisions		83,919		88,036		139,193		(44,673)		182,556		35,845		7,577
Provision for severance indemnities		1,008,394		1,019,900		151,580		(19,177)		1,152,303		—		253,508
Refundable deposits for telephone installation		54,000		54,000		—		(3,068)		50,932		—		11,205
Other		149,582		275,449		983,596		(118,633)		1,140,412		56,751		199,485

Sub total		3,771,307	~~W~~	3,981,742	~~W~~	2,055,143	(~~W~~	705,198)		5,331,687		267,565		930,082

Not recognized as deferred income tax assets (Note 2)		(1,559,920)								(1,861,675)		(16,330)		(395,012)

Recognized as deferred income tax assets		2,211,387								3,470,012		251,235		535,070
Tax rate (Note 3)		27.5%								24.2%, 22%

Deferred income tax assets		608,130								786,305		251,235		535,070

	2008
				Final tax							Deferred income tax assets
				return							(liabilities)
	January 1,			amount					December 31,
	2008			(Note 1)	Increase		Decrease		2008		Current		Non-current
(Taxable temporary differences)
Accrued interest income	(~~W~~	6,116)	(~~W~~	8,750)	(~~W~~	5,959)	~~W~~	3,057	(~~W~~	11,652)	(~~W~~	2,674)	(~~W~~	124)
Equity method investment securities		(122,069)		(229,851)		(82,002)		2,517		(309,336)		—		(68,055)
Depreciation		(38,234)		(31,906)		—		8,311		(23,595)		—		(5,191)
Deposits for severance indemnities		(970,753)		(980,981)		(136,824)		5,959		(1,111,846)		—		(244,640)
Derivative instruments		(2,792)		(9,126)		(497,413)		22		(506,517)		(40,974)		(74,184)
Reserve for technology and human resource development		(213,333)		(213,333)		—		106,666		(106,667)		(25,813)		—

Sub total		(1,353,297)	(~~W~~	1,473,947)	(~~W~~	722,198)	~~W~~	126,532		(2,069,613)		(69,461)		(392,194)

Not recognized as deferred income tax liabilities (Note 2)		122,069								119,892		—		26,377

Recognized as deferred income tax liabilities		(1,231,228)								(1,949,721)		(69,461)		(365,817)
Tax rate (Note 3)		27.5%								24.2%, 22%

Deferred income tax liabilities		(338,588)								(435,278)		(69,461)		(365,817)

(Tax loss carryforwards)
Total loss carryforwards		67,377								223,560		—		49,183
Not recognized as deferred income tax assets (Note 4)		(38,428)								(220,869)		—		(48,591)

Recognized as deferred income tax assets		28,949								2,691		—		592
Tax rate (Note 3)		27.5%								24.2%, 22%

Deferred income tax assets		7,961								592		—		592

(Tax credit carryforwards)
Total tax credit		111,456								153,193		75,116		78,077
Not recognized as deferred income tax assets		(22,991)								(22,091)		(6,949)		(15,142)

Recognized as deferred income tax assets		88,465								131,102		68,167		62,935

Deferred income tax assets		71,555								131,102		68,167		62,935

Deferred income tax assets, net	~~W~~	349,058							~~W~~	482,721	~~W~~	249,941	~~W~~	232,780

(Note 1)	Tax effects from true-up for prior year tax return arising from temporary difference and non-temporary differences were adjusted in deferred income tax assets and current earnings, respectively. Changes in temporary difference resulting from tax investigation in the current period were adjusted in final tax return amount.

(Note 2)	The Company did not recognize deferred income tax assets of ~~W~~381,489 million related to the tax effects of deductible temporary differences from equity in losses since it was not almost certain that the Company would be able to realize the related tax benefits in the foreseeable future. The Company also did not recognize deferred income tax liabilities totaling ~~W~~26,377 million since it is almost certain that the differences will not reverse in the foreseeable future given that the Company is able to control the timing of reversal of the temporary difference and the investees have not declared dividends in the past 5 years. Meanwhile, certain subsidiaries including KTR did not recognize deferred income tax assets amounting to ~~W~~29,853 million which resulted from the tax effects of deductible temporary differences of ~~W~~128,473 million in excess of taxable differences and future taxable income.

(Note 3)	Tax rate is the enacted marginal tax rate which is expected to apply to taxable income in the periods in which the deferred income tax liability or asset is expected to be settled or realized

(Note 4)	Certain subsidiaries including TSC did not recognize deferred income tax assets amounting to ~~W~~48,591 million which resulted from the tax effects of tax loss carryforwards of ~~W~~220,869 million in excess of taxable differences and future taxable income. Meanwhile, the tax loss carryforwards will be expired through 2013.
d.	Deferred income tax assets (liabilities) and income tax benefits (expenses) added to (deducted from) stockholders’ equity as of December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007				2008
	Income tax		Deferred income tax		Income tax		Deferred income tax
	expense		assets (liabilities)		expense		assets (liabilities)

Gain on disposal of treasury stock (capital surplus)	(~~W~~	196)	~~W~~	—	(~~W~~	144)	~~W~~	—
Other capital adjustment		—		(5,956)		—		(4,147)
Gain on translation of foreign operations		—		—		—		—
Loss on translation of foreign operations		—		5,005		—		1,373
Gain on valuation of available-for-sale securities		—		(3,218)		—		(230)
Loss on valuation of available-for-sale securities		—		—		—		1,872
Gain on valuation of derivatives for cash flow hedge		—		(768)		—		(3,056)
Loss on valuation of derivatives for cash flow hedge		—		—		—		4,989
Increase in equity of associates		—		(3,791)		—		(12)
Decrease in equity of associates		—		7,688		—		1,171

Total	(~~W~~	196)	(~~W~~	1,040)	(~~W~~	144)	~~W~~	1,960

28.	INCOME FROM DISCONTINUING OPERATIONS
Korea Telecom Venture Fund No.1 (the “Fund”) and KTPI are excluded from the consolidation as of December 31, 2007. The Fund and KTPI’s net income (loss) for the year ended December 31, 2007 is reclassified into income (loss) from discounting operations as follows (in millions of Korean won):

	2007
	Fund No.1		KTPI		Total

Operating and non-operating Income (loss) from discontinuing operations	~~W~~	388	(~~W~~	38,727)	(~~W~~	38,339)
Reversal of cumulative loss from discontinuing operations (Note 1)		—		112,543		112,543

Income (loss) from discontinuing operations (Note 2)	~~W~~	388	~~W~~	73,816	~~W~~	74,204

(Note 1)	Since future outflows of economic resources from the cumulative loss totaling ~~W~~112,543 million of KTPI are not expected, the cumulative loss was reversed as income.

(Note 2)	There were no tax effects for income (loss) from discontinuing operations for the year ended December 31, 2007.

29.	INCOME PER SHARE
The Company’s net income per share for the years ended December 31, 2007 and 2008 are computed as follows (in millions of Korean won, except for per share data):
a.	Basic Income Per Share From Continuing Operations

	2007		2008

Income from continuing operations	~~W~~	982,093	~~W~~	449,810
Weighted average number of common shares outstanding		206,599,294		202,891,015

Basic income per share from continuing operations (in Korean won)	~~W~~	4,754	~~W~~	2,217

b.	Basic Income Per Share From Discontinuing Operations

	2007		2008

Income from discontinuing operations	~~W~~	74,134	~~W~~	—
Weighted average number of common shares outstanding		206,599,294		202,891,015

Basic income per share from discontinuing operations (in Korean won)	~~W~~	358	~~W~~	—

c.	Basic Net Income Per Share

	2007		2008

Net income	~~W~~	1,056,227	~~W~~	449,810
Weighted average number of common shares outstanding		206,599,294		202,891,015

Basic net income per share (in Korean won)	~~W~~	5,112	~~W~~	2,217

d.	Diluted Income Per Share From Continuing Operations

	2007		2008

Income from continuing operations	~~W~~	982,093	~~W~~	449,810
Adjusted income from continuing operations		982,093		449,810
Adjusted weighted average number of common shares outstanding		206,599,294		202,891,015

Number of shares with dilutive effects		—		—

Diluted income per share from continuing operations (in Korean won)	~~W~~	4,754	~~W~~	2,217

e.	Diluted Income Per Share From Discontinuing Operations

	2007		2008

Income from discontinuing operations	~~W~~	74,134	~~W~~	—
Adjusted income from discontinuing operations		74,134		—
Weighted average number of common shares outstanding		206,599,294		202,891,015

Number of shares with dilutive effects		—		—

Diluted income per share from discontinuing operations (in Korean won)	~~W~~	358	~~W~~	—

f.	Diluted Net Income Per Share

	2007		2008

Net income	~~W~~	1,056,227	~~W~~	449,810
Adjusted net income		1,056,227		449,810
Adjusted weighted average number of common shares outstanding		206,599,294		202,891,015

Number of shares with dilutive effects		—		—

Diluted net income per share (in Korean won)	~~W~~	5,112	~~W~~	2,217

Meanwhile, basic net income per share is computed on the basis of the weighted-average number of common shares outstanding which is adjusted to include the number of common shares outstanding at the beginning of the years (208,095,178 shares and 203,686,823 shares as of January 1, 2007 and 2008, respectively) and treasury stock acquired for the years ended December 31, 2007 and 2008 (1,495,884 shares and 795,808 shares for the years ended December 31, 2007 and 2008, respectively).

For the purpose of calculating diluted net income per share, all dilutive potential common shares were added to net income attributable to common share holders and the weighted average number of shares outstanding, respectively. Diluted net income per share is calculated by dividing adjusted net income by the weighted average number of common shares and all dilutive potential common shares. Stock options and other share-based payments have no dilutive effect and are excluded from the calculation of diluted net income per share.

(Note)	Potential common shares as of December 31, 2008 are as follows:

	Par value	Issue date	Maturity date	Exercisable Period	Common shares to be issued
					2007	2008

Stock option	(Note 1)	December 26, 2002	December 26, 2009	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	371,632	371,632
Stock option	(Note 2)	September 16, 2003	September 16, 2010	From 2 years after grant date till maturity date	3,000	3,000
Stock option	(Note 3)	February 4, 2005	February 4, 2012	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	43,153	43,153
Stock grant	(Note 4)	March, 29, 2007	March 27, 2008	On maturity date, subject to the resolution of board of directors	23,925	—
Stock grant	(Note 4)	March, 27, 2008	March 27, 2009	On maturity date, subject to the resolution of board of directors	—	29,481

Total					441,710	447,266

(Note 1)	Exercise price of ~~W~~70,000 per common share.

(Note 2)	Exercise price of ~~W~~57,000 per common share.

(Note 3)	Exercise price of ~~W~~54,600 per common share.

(Note 4)	Shares to be given subject to performance

30.	INSURANCE
As of December 31, 2008, certain assets are insured with Samsung Fire and Marine Insurance Co., Ltd. and other insurance companies as follows (in millions of Korean won):

	Risk covered	Coverage

Finance lease receivables	Movables package	~~W~~	219,740
Inventories	Theft and fire		70,000
Buildings	Fire and other		1,404,341
Structures	Property package		59,728
Machinery	Property package and other		1,400,511
Vessel(vehicles)	Vessel and other		68,094
Others	Fire and other		138,352

Total		~~W~~	3,360,766

31.	DIVIDENDS
Details of KT’s dividends for common stocks for the years ended December 31, 2007 and 2008 are as follows:
a.	Dividends (in Korean won and shares) :

	2007		2008

Dividends per share (dividend ratio)	~~W~~	2,000 (40%)	~~W~~	1,120 (22.4%)
Number of shares outstanding (Note)		203,686,823		202,035,296

Dividend (in million of Korean won)	~~W~~	407,374	~~W~~	226,280

(Note)	71,515,577 shares and 71,500,404 shares of treasury stock as of December 31, 2007 and 2008, respectively, are excluded.
b.	Dividend Payout Ratios (in millions of Korean won) :

	2007		2008

Dividends	~~W~~	407,374	~~W~~	226,280
Net income (Equity holders of the parent)		1,056,227		449,810

Payout ratio		38.57%		50.31%

c.	Dividend Yield Ratios (in Koran won) :

	2007		2008

Dividends per share	~~W~~	2,000	~~W~~	1,120
Stock price at the end of the year		48,900		37,500

Dividend yield ratio		4.09%		2.99%

32.	STATEMENTS OF CASH FLOWS
The statements of cash flows have been presented using the indirect method. Significant non-cash transactions for the years ended December 31, 2007 and 2008 are detailed as follows (in millions of Korean won):

	2007		2008
Construction in progress transferred to property and equipment and other accounts	~~W~~	3,122,246	~~W~~	3,080,337

33.	COMMITMENTS AND CONTINGENCIES
a.	Legal Matters

On May 25, 2005, the Fair Trade Commission (“FTC”) imposed a fine of ~~W~~116,168 million to the Company related to local telephone services and leased line services for internet cafes. On September 14, 2005, the FTC imposed an additional fine of ~~W~~24,258 million to the Company related to domestic and international long-distance services. The Company expensed these fines for the year ended December 31, 2005. As of December 31, 2008, the Company has appealed certain portion of the fine imposed by the FTC amounting to ~~W~~113,048 million to the Supreme Court. However, the final result of this appeal cannot be presently determined.

The Company is also in various litigations as a defendant in other cases as of December 31, 2008. The Company accrued ~~W~~19,572 million as provisions related to the litigation as of December 31, 2008. However, the final results of these litigations cannot be presently determined.

b.	Commitments with Financial Institutions

As of December 31, 2008, major commitments with local financial institutions are as follows (in millions of Korean won and thousands of foreign currencies)

Commitment	Amount	Related companies

Bank overdraft	~~W~~1,071,000	KT, KTF, KTR, TSC, KT Capital and KTDS
Commercial paper issuance	248,000	KT, TSC and KT Capital
Collateralized loan on accounts receivable — trade	615,000	KT and KTDS
Note discount	10,000	KTL
Letters of credit	USD 106,638	KT, KTSC, KTR and KT Capital
Working capital loans	USD 2,000	KTSC
Collection for foreign currency denominated checks	USD 1,000	KT
Guarantee agreements in foreign currency	USD 75	KTSC
Local credit agreements	~~W~~910,000	KTF
Corporate bonds	20,000	TSC
General loans	5,000	TSC

	~~W~~2,879,000
Total	USD 109,713

Guarantee	Financial institution	Limit	Used amount	Related companies
Performance guarantee for construction	Korea Eximbank Korea Eximbank	USD 2,175 SAR 735	USD 2,175 SAR 735	KT KT
	Korea Software Financial Cooperative and others	~~W~~271,930	~~W~~271,930	KT, KTN, KTSC, KT Capital, Nasmedia, KT FDS and KTF M Hows
General guarantee	Korea Exchange Bank	USD 1,000	USD 30	KT
	Korea Exchange Bank and Korea Eximbank	~~W~~1,513	~~W~~1,413	KT and KTN
Foreign currency guarantee for International financing	Kookmin Bank	USD 25,000	USD 25,000	KT
Foreign currency payment guarantee	Kookmin Bank	USD 7,735	USD 7,735	KT
Warranty performance guarantee agreements	Seoul Guarantee Insurance	~~W~~3,689	~~W~~3,689	KT, KT FDS, KTF M Hows and Nasmedia
Loss on sale of accounts receivable from the transfer of those receivables amounted to ~~W~~582 million for the year ended December 31, 2008, and accounts receivable sold but not matured as of December 31, 2008 are ~~W~~1,218 million.

c.	Shareholders’ Agreement between KT and NTT DoCoMo

In December 2005, KTF and NTT DoCoMo Inc. (“DoCoMo”) entered into a strategic alliance. As part of this strategic alliance, DoCoMo acquired a 10% equity interest in KTF (20,176,309 shares). In addition, on December 26, 2005, KT and DoCoMo entered into a shareholders’ agreement related to shares of KTF. Under the shareholders’ agreement, DoCoMo has the right to put its 20,176,309 shares for the acquisition amount plus interests to KT if an agreed target network coverage for W-CDMA service within Korea is not met by December 31, 2008. However, as of August 3, 2008, KTF reached the target network coverage mentioned above, and the right of DoCoMo to put its shares to KT has been now extinguished.

d.	Put and Call Combination Contract with Woori Investment & Securities Co., Ltd.

On December 27, 2005, the Company and JPMorgan Chase Bank, N.A. entered into a “Put and Call Combination” contract based on the shares of Korea Digital Satellite Broadcasting (“KDB”), an equity method investee, and the contract expired on December 26, 2008.

On December 26, 2008, the Company and Woori Investment & Securities Co., Ltd. which acquired KDB shares from JP Morgan Whitefriars Inc. entered into a “Put and Call Combination” contract based on the shares of KDB. Under this contract, during the period from December 26, 2009 to December 26, 2011, KT has the option to acquire 9,200,000 shares of KDB that were purchased by Woori Investment & Securities Co., Ltd. on December 26, 2008, and Woori Investment & Securities Co., Ltd. has the option to exercise the put option on such KDB shares to KT on December 26, 2011. The exercise price under the contract for both KT and Woori Investment & Securities Co., Ltd. is ~~W~~46,000 million.

e.	Payment of a Handset Subsidy to PCS or WiBro Users

According to the provisions of the Telecommunications Business Law (“TBL”), the Company has provided a onetime handset subsidy to eligible mobile phone users, who have subscribed to the Company’s service or any other mobile carriers for 18 consecutive months, within the next two years from March 27, 2006 to March 26, 2008.

Above handset subsidy program was terminated effective March 27, 2008, however the Company currently provides a variety of handset subsidy programs to PCS or WiBro subscribers according to its operation policy and sets forth the programs in details in the service agreement. The handset subsidy provided by the Company is expensed as incurred.

34.	DERIVATIVE INSTRUMENTS
For the years ended December 31, 2007 and 2008, the Company entered into various derivative instruments contracts with financial institutions. Details of these derivative contracts are as follows:

Type of transaction	Financial institution	Description

Interest rate swap	Merrill Lynch and others	Exchange fixed interest rate for variable interest rate for a specified period
Currency swap	Merrill Lynch and others	Exchange foreign currency cash flow for local currency cash flow local currency cash flow for a specified period
Combined interest rate currency swap	Merrill Lynch and others	Exchange foreign currency fixed (variable) swaps interest rate for local currency variable (fixed) interest
Currency forward	Kookmin Bank and others	Exchange a specified currency at the agreed exchange rate at a specified date
Put Option	PT. Mobile-8	A contract giving the right to sell an underlying security at a specified price

The assets and liabilities recorded relating to the outstanding contracts as of December 31, 2007 and 2008 are as follows (in millions of Korean won and thousands of foreign currencies):

	2007
	Fair value
		Assets		Assets		Liabilities
Type of transaction	Contract amount	(Current)		(Non-Current)		(Current)

Interest rate swap	~~W~~486,540	~~W~~	493	~~W~~	—	~~W~~	3,944
	USD 100,000
Currency swap (Note)	USD 220,000		—		1,710		2,833
Combined interest rate currency swap	USD 715,165		105		—		125,548
Currency forward	JPY 325,000		98		—		—
Put Option	—		—		1,971		—

	~~W~~486,540
	USD 1,035,165
Total	JPY 325,000	~~W~~	696	~~W~~	3,681	~~W~~	132,325

	2008
	Fair value
		Assets		Assets		Liabilities		Liabilities
Type of transaction	Contract amount	(Current)		(Non-Current)		(Current)		(Non-Current)

Interest rate swap	~~W~~307,240
	USD 100,000	~~W~~	—	~~W~~	—	~~W~~	13,610	~~W~~	2,031
Currency swap (Note)	USD 220,000		14,793		57,334		—		—
Combined interest rate currency swap (Note)	USD 1,430,000		172,376		245,355		—		—
	JPY 19,500,000
Currency forward	USD 35,201
	JPY 20,000		—		—		9		4,746
Put Option	—		14,540		—		—		—

	~~W~~307,240
	USD 1,785,201
Total	JPY 19,520,000	~~W~~	201,709	~~W~~	302,689	~~W~~	13,619	~~W~~	6,777

(Note)	Details of the foreign currency swap contracts to which cash flow hedge accounting is applied as of December 31, 2007 and 2008 are as follows (in millions of Korean won and thousands of foreign currencies):

Type of Transaction	Contract date	Maturity date	Contract amount	Fair value — assets (Non-current )
				2007		2008

Currency swap (Notes 1 and 2)	April 4, 2007	April 11, 2012	USD 150,000	~~W~~	1,710	~~W~~	57,046
	October 6, 2008	April 11, 2012	USD 50,000		—		288

Combined interest rate currency swap (Note 2)	January 4, 2008	January 11, 2011	JPY 12,500,000		—		62,636
	February 12, 2008	February 25, 2011	USD 70,000		—		20,210
	February 13, 2008	February 25, 2011	USD 35,000		—		10,066
	February 13, 2008	February 25, 2011	USD 30,000		—		8,500
	February 14, 2008	February 25, 2011	USD 20,000		—		5,831
	February 14, 2008	February 25, 2011	USD 20,000		—		5,893
	March 3, 2008	December 13, 2010	USD 70,000		—		20,744
	March 20, 2008	March 31, 2011	USD 50,000		—		11,917
	March 20, 2008	March 31, 2012	USD 110,000		—		27,043
	April 18, 2008	April 28, 2011	JPY 4,000,000		—		15,914
	April 21, 2008	April 28, 2011	JPY 3,000,000		—		12,370
	June 11, 2008	June 20, 2011	USD 50,000		—		8,790
	June 11, 2008	June 20, 2011	USD 15,000		—		2,666
	June 13, 2008	June 20, 2011	USD 30,000		—		4,807
	July 1, 2008	April 2, 2011	USD 30,000		—		5,181
	September 2, 2008	September 11, 2013	USD 200,000		—		22,787

			USD 930,000
	Total		JPY 19,500,000	~~W~~	1,710	~~W~~	302,689

(Note 1)	Among financial institutions with which the Company entered into foreign currency swap contracts totaling USD 200 million in 2007, Lehman Brothers Holdings, Inc. (“Lehman”) filed for Chapter 11 bankruptcy with the United States Bankruptcy Court during the third quarter of 2008. Lehman’s bankruptcy filing caused the Company to discontinue its cash flow hedge accounting for foreign exchange swap contracts with Lehman totaling USD 50 million and accordingly the related derivative asset balance amounting to ~~W~~9,891 million was adjusted to the fair value and reclassified into accounts receivable — other while the difference between the carrying amount and the fair value was expensed as incurred. However, the Company concluded that the occurrence of the related forecasted transaction is still expected to be probable and ~~W~~1,382 million of unrealized derivative gain included in accumulated other comprehensive income as of December 31, 2008 will be reclassified into current operations in the periods in which the hedged forecasted transaction affects earnings.

(Note 2)	Above foreign currency swap contracts are to hedge the risk of variability of future cash flows from foreign currency bonds and as of December 31, 2008, the gain and loss on valuation of the swap contract amounting to ~~W~~11,136 million and ~~W~~13,710 million, net of income tax effect, are included in accumulated other comprehensive income and for the year ended December 31, 2008, the gain on valuation of the swap contract totaling ~~W~~322,560 million is recognized in current operations as a result of foreign currency translation loss from foreign currency bonds. In applying cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 11, 2013. Approximately ~~W~~3,433 million of net derivative gain included in accumulated other comprehensive income at December 31, 2008 is expected to be reclassified into current operations within 12 months from that date.

The valuation gains and losses on the derivative contracts for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007
													Valuation gain (B/S)
	Valuation gain (P/L)						Valuation loss (P/L)						(Note 2)
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total		For hedging

Interest rate swap	~~W~~	1,973	~~W~~	—	~~W~~	1,973	~~W~~	10,823	~~W~~	—	~~W~~	10,823	~~W~~	—
Currency swap		—		2,280		2,280		4,719		—		4,719		2,792
Combined interest rate currency swap		35,313		—		35,313		—		—		—		—
Currency forwards		98		—		98		—		—		—		—
Put Option		476		—		476		—		—		—		—

Total	~~W~~	37,860	~~W~~	2,280	~~W~~	40,140	~~W~~	15,542	~~W~~	—	~~W~~	15,542	~~W~~	2,792

	2008
													Valuation gain (B/S)
	Valuation gain (P/L)						Valuation loss (P/L) (Note 1)						(Note 2)
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total		For hedging

Interest rate swap	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	10,798	~~W~~	—	~~W~~	10,798	~~W~~	—
Currency swap		17,626		54,905		72,531		—		97		97		11,708
Combined interest rate currency swap		297,925		267,655		565,580		—		—		—		(22,146)
Currency forwards		—		—		—		6,088		—		6,088		—
Put Option		12,569		—		12,569		—		—		—		—

Total	~~W~~	328,120	~~W~~	322,560	~~W~~	650,680	~~W~~	16,886	~~W~~	97	~~W~~	16,983	(~~W~~	10,438)

(Note 1)	In accordance with the SKAS No. 24 “Preparation and Presentation of Financial Statements II (Financial Industry)”, the loss on valuation of currency forwards amounting to ~~W~~4,746 million and loss on valuation of interest rate swap amounting to ~~W~~1,301 million recognized in KT Capital are classified as operating expense.

(Note 2)	The amounts are before adjustment of deferred income tax which shall be directly reflected to equity.

35.	SEGMENT INFORMATION
The Company has two major reportable segments, fixed-line telecommunication services and PCS services. Fixed-line telecommunication services include telephone services, internet services, data communication services and leased line services. PCS services include IMT-2000 services, and submarine cable construction and maintenance, intercommunication system management are all included in other segment.

Details of each segment for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007
	Fixed-line
	telecom										Consolidated
	services		PCS services		Other		Sub-total		Elimination		amount

Total sales	~~W~~	11,936,381	~~W~~	7,293,321	~~W~~	1,839,503	~~W~~	21,069,205	(~~W~~	2,409,123)	~~W~~	18,660,082
Internal sales		(491,440)		(719,384)		(1,198,299)		(2,409,123)		2,409,123		—

Net sales	~~W~~	11,444,941	~~W~~	6,573,937	~~W~~	641,204	~~W~~	18,660,082	~~W~~	—	~~W~~	18,660,082

Operating income	~~W~~	1,433,722	~~W~~	440,900	~~W~~	74,173	~~W~~	1,948,795	(~~W~~	203,454)	~~W~~	1,745,341

Total assets	~~W~~	17,950,064	~~W~~	7,460,705	~~W~~	2,382,708	~~W~~	27,793,477	(~~W~~	3,666,592)	~~W~~	24,126,885

	2008
	Fixed-line
	telecom										Consolidated
	services		PCS services		Other		Sub-total		Elimination		amount

Total sales	~~W~~	11,784,835	~~W~~	8,346,220	~~W~~	2,426,572	~~W~~	22,557,627	(~~W~~	2,913,084)	~~W~~	19,644,543
Internal sales		(538,965)		(1,166,162)		(1,207,957)		(2,913,084)		2,913,084		—

Net sales	~~W~~	11,245,870	~~W~~	7,180,058	~~W~~	1,218,615	~~W~~	19,644,543	~~W~~	—	~~W~~	19,644,543

Operating income	~~W~~	1,113,389	~~W~~	454,381	~~W~~	23,823	~~W~~	1,591,593	(~~W~~	163,831)	~~W~~	1,427,762

Total assets	~~W~~	18,684,922	~~W~~	8,056,122	~~W~~	3,179,646	~~W~~	29,920,690	(~~W~~	3,782,086)	~~W~~	26,138,604

b.	Information by Industry

Assets and liabilities by industry as of December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007						2008
					Consolidated						Consolidated
	Non-financial		Financial		amount		Non-financial		Financial		amount
Assets:
Current assets
Quick assets	~~W~~	5,072,971	~~W~~	270,724	~~W~~	5,343,695	~~W~~	6,105,052	~~W~~	543,933	~~W~~	6,648,985
Inventories		299,104		—		299,104		424,841		—		424,841

Sub-total		5,372,075		270,724		5,642,799		6,529,893		543,933		7,073,826

Non-current assets
Investments		458,048		12,147		470,195		510,807		35,193		546,000
Property and equipment		15,211,550		76,452		15,288,002		15,142,938		45,693		15,188,631
Intangible assets		1,735,295		28		1,735,323		1,474,099		139		1,474,238
Other		727,044		263,522		990,566		1,342,091		513,818		1,855,909

Sub-total		18,131,937		352,149		18,484,086		18,469,935		594,843		19,064,778

Total assets	~~W~~	23,504,012	~~W~~	622,873	~~W~~	24,126,885	~~W~~	24,999,828	~~W~~	1,138,776	~~W~~	26,138,604

Liabilities:
Current liabilities	~~W~~	4,914,796	~~W~~	163,825	~~W~~	5,078,621	~~W~~	4,787,070	~~W~~	453,958	~~W~~	5,241,028
Non-current liabilities		7,544,424		366,074		7,910,498		9,173,005		636,673		9,809,678

Total liabilities	~~W~~	12,459,220	~~W~~	529,899	~~W~~	12,989,119	~~W~~	13,960,075	~~W~~	1,090,631	~~W~~	15,050,706

Results of operations by industry for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007						2008
					Consolidated						Consolidated
	Non-financial		Financial		amount		Non-financial		Financial		amount

Operating revenues	~~W~~	18,630,403	~~W~~	29,679	~~W~~	18,660,082	~~W~~	19,536,181	~~W~~	108,362	~~W~~	19,644,543
Operating expenses		16,898,066		16,675		16,914,741		18,111,907		104,874		18,216,781

Operating income		1,732,337		13,004		1,745,341		1,424,274		3,488		1,427,762
Non-operating revenues		486,628		1,354		487,982		1,053,885		22		1,053,907
Non-operating expenses		772,507		13,053		785,560		1,800,449		71		1,800,520

Income from continuing operations before income tax expense		1,446,458		1,305		1,447,763		677,710		3,439		681,149
Income tax expense on continuing operations		356,454		345		356,799		166,419		1,440		167,859
Newly included subsidiary’s net loss before acquisition		5,810		—		5,810		—		—		—

Income from continuing operations		1,095,814		960		1,096,774		511,291		1,999		513,290
Income from discontinuing operations		74,204		—		74,204		—		—		—

Net income	~~W~~	1,170,018	~~W~~	960	~~W~~	1,170,978	~~W~~	511,291	~~W~~	1,999	~~W~~	513,290

36.	VALUE ADDED INFORMATION
Value added information included in operating expenses for the years ended December 31, 2007 and 2008 are as follows (in millions of Korean won):

	2007		2008

Salaries and wages	~~W~~	2,242,295	~~W~~	2,281,587
Share-based payment		1,239		1,922
Severance indemnities		359,473		362,342
Employee welfare		528,902		567,878
Rent		226,327		249,827
Depreciation		3,225,887		3,264,291
Amortization		430,623		438,544
Taxes and dues		195,874		200,287

Total	~~W~~	7,210,620	~~W~~	7,366,678

37.	EMPLOYEE WELFARE
Employee welfare through various plans spent by the Company for the years ended December 31, 2007 and 2008 totaled ~~W~~528,902 million and ~~W~~567,878 million, respectively.

Meanwhile, the Company donates cash to Employee Welfare Foundation each year. The related expenses recognized for the years ended December 31, 2007 and 2008 amounted to ~~W~~84,500 million and ~~W~~74,300 million, respectively.

38.	SUBSEQUENT EVENT
a.	KT Merger with KTF

On January 20, 2009, KT’s board of directors resolved the merge, with KTF. The expected date of merger is May 18, 2009.
b.	Foreign Currency Exchangeable Bond

On January 20, 2009, the Company entered into the Purchase Agreement with NTT DoCoMo, Inc. to issue foreign currency exchangeable bonds as follows (in millions of Korean won, thousands of USD):

Total issue amount :	~~W~~344,409 (USD 253,261)
Shares to be exchanged :	KT common stocks or KT ADRs
Exchange price per share (in Korean won):	~~W~~40,743
Period of exercise :	May 19, 2009 through May 12, 2014
Maturity date of bond :	May 12, 2014
Interest rate at maturity :	2.024%
Interest payment method :	Payable twice a year in arrear (every six months)
Repayment method :	Lump-sum payment on maturity date
Subscription date :	May 13, 2009
Subscription method :	Certain potion of the KTF shares owned by NTT DoCoMo, Inc. will be offered to KT in exchange for the issued bond amount

c.	Retirement of Treasury Stock

The board of directors of the Company resolved to retire 13,124,000 shares of treasury stocks, which will be acquired during the period from March 10, 2009 to June 9, 2009, by charging against retained earnings. Meanwhile, the Company expects that the total amount of ~~W~~500,024 millions will be spent for the acquisition.